                                                                    Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services Act 1986. If you have sold or otherwise transferred any of your Ordinary Shares in Bright Station, please send this document, together with the accompanying application form and form of proxy, to the purchaser or transferee, or to the stockbroker, solicitor, accountant, bank or other agent through whom the sale or transfer was effected as soon as possible for transmission to the purchaser or transferee. However, such documents should not be forwarded, transmitted or distributed in or into the United States, Canada, Australia or Japan.

A copy of this document, which is a prospectus relating to Bright Station prepared in accordance with the listing rules made under section 142 of the Financial Services Act 1986, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 149 of that Act.

PricewaterhouseCoopers Corporate Finance, which is authorised to carry on investment business by The Institute of Chartered Accountants in England and Wales, is acting exclusively for Bright Station and no one else in connection with the matters described herein, and will not be responsible to anyone other than Bright Station for providing the protections afforded to customers of PricewaterhouseCoopers Corporate Finance or for providing advice on the contents of this document or any matter referred to herein.

Hoare Govett Limited, which is regulated by The Securities and Futures Authority Limited, is acting exclusively for Bright Station and no one else in connection with the matters described herein, and will not be responsible to anyone other than Bright Station for providing the protections afforded to customers of Hoare Govett Limited or for providing advice on the contents of this document or any matter referred to herein.

Application has been made for the New Ordinary Shares to be admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. It is expected that admission to the Official List and dealings on the London Stock Exchange's market for listed securities will become effective on 9 July 2001.

--------------------------------------------------------------------------------

                              Bright Station plc

 Placing of 270,000,000 New Ordinary Shares at 5 (pence) each incorporating an
   Open Offer of up to 138,661,969 New Ordinary Shares on the basis of 4 New
           Ordinary Shares for every 5 existing Ordinary Shares held

                    Change of name to Smartlogik Group plc

                      Amendments to Share Option Schemes

--------------------------------------------------------------------------------

The New Ordinary Shares have not been and will not be registered under the Securities Act of 1933, as amended (the "US Securities Act"), or any securities laws of any state in the United States. Neither this document nor any copy of it may, subject to certain exceptions, without the express consent of the Company and PricewaterhouseCoopers Corporate Finance, be taken or transmitted into the United States or to any US Person (as defined in Regulation S under the US Securities Act) for any other purpose. Persons outside the UK into whose possession this document comes are required to inform themselves about, and to observe, any restrictions or legal requirements in relation to the distribution of this document. Any failure to comply with these requirements may constitute a violation of the laws of the relevant jurisdiction.

A notice of an Extraordinary General Meeting of Bright Station to be held at 150 Aldersgate Street, London EC1A 4EJ on 6 July 2001 at 10.00 a.m. is set out on page 88 of this document. Shareholders will find a form of proxy for use at the meeting enclosed. To be valid, the form of proxy should be completed, signed and returned in accordance with the instructions on it to the Company's registrars at Computershare Investor Services PLC, PO Box 457, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0XG as soon as possible but, in any event, so as to arrive not later than 10.00 a.m. on 4 July 2001.

                                   CONTENTS

                                                                                                   Page
Proposed timetable                                                                                    3

Issue statistics                                                                                      3

Part I:        Letter from the Chairman of Bright Station                                             4

Part II:       Further terms of the Open Offer                                                       15

Part III:      Risk factors                                                                          23

Part IV:       Unaudited interim consolidated results for the quarter ended 31 March 2001            26

Part V:        Other financial information on Bright Station                                         32

Part VI:       Pro forma statement of net assets                                                     62

Part VII:      Additional information                                                                64

Definitions                                                                                          86

Notice of Extraordinary General Meeting                                                              88

-------------------------------------------------------------------------------------------------------
                                          PROPOSED TIMETABLE

Record Date for the Open Offer                                        Close of business on 7 June 2001

Latest time and date for splitting Open Offer applications
 (to satisfy bona fide market claims only)                                    3.00 p.m. on 3 July 2001

Latest time and date for receiving proxy forms for the                       10.00 a.m. on 4 July 2001
 Extraordinary General Meeting

Latest time and date for receipt of Application Forms and                     3.00 p.m. on 5 July 2001
 payment in full in respect of the Open Offer

Extraordinary General Meeting                                                10.00 a.m. on 6 July 2001

Dealings expected to commence in New Ordinary Shares                                       9 July 2001

CREST accounts will be credited in respect of New Ordinary Shares no
 later than                                                                               10 July 2001

Definitive share certificates for New Ordinary Shares will be despatched                  12 July 2001
 by post no later than
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                           ISSUE STATISTICS
Issue Price                                                                                    5 pence

Number of New Ordinary Shares to be issued pursuant to the
 Placing and Open Offer                                                                    270,000,000

Total number of New Ordinary Shares to be issued pursuant to the Proposals*                293,905,735

Number of Ordinary Shares in issue following implementation
 of the Proposals                                                                          467,233,196

Market capitalisation at the Issue Price                                                 (Pounds)23.4m

Estimated proceeds of the Placing and Open Offer (after expenses)                        (Pounds)12.0m

Notes:

1.   The above statistics are based upon the assumption that 270,000,000 New Ordinary Shares are placed on behalf of the Company.
2.   Further details of the Placing are set out in paragraph 3 of Part I of this document.

*    This number includes the 14,016,995 New Ordinary Shares to be issued to Hoare Govett in connection with its fees referred to in paragraph 3(b) of Part I of this document and the 9,888,740 New
     Ordinary Shares to be issued to certain Directors in connection with contractual payments referred to in paragraph 7 of Part I of this document.
-------------------------------------------------------------------------------------------------------

                             ACCOUNTING STANDARDS

Unless otherwise stated, all financial information and references to the financial prospects of the Group in this document are on the basis of UK GAAP, which differs in a number of significant respects from US GAAP.

                                    PART I

                  LETTER FROM THE CHAIRMAN OF BRIGHT STATION

Directors:                                           Registered and Head Office:
Allen Thomas - Non-executive Chairman*               The Communications Building
Daniel Wagner - Chief Executive*                             48 Leicester Square
David Mattey - Chief Financial Officer*                          London WC2H 7DB
Robert Lomnitz - Executive
Ian Barton - Non-executive*
Patrick Sommers - Non-executive*

*To resign on Completion

                                                                    13 June 2001

To Shareholders and, for information only, to option and warrant holders


Dear Shareholder,

 Placing of 270,000,000 New Ordinary Shares at 5(pence) each incorporating an
   Open Offer of up to 138,661,969 New Ordinary Shares on the basis of 4 New
           Ordinary Shares for every 5 existing Ordinary Shares held

                    Change of name to Smartlogik Group plc

                      Amendments to Share Option Schemes

1. Introduction

On 31 May 2001 your Board announced that it had secured commitments from institutional investors to raise, by way of a Placing and Open Offer, approximately (Pounds)12.0 million, net of expenses, which your Board and the Proposed Directors believe is sufficient for the Company's present requirements and to secure the future of its focused knowledge management business, Smartlogik. Although the firm element of the Placing results in dilution of existing Shareholders, through the Open Offer Shareholders will be given the opportunity to subscribe for a proportion of the New Ordinary Shares on the basis of 4 New Ordinary Shares for every 5 existing Ordinary Shares held. The Board has explored many options, including the possibility of a rights issue, to raise the necessary funds for the business. However, given the current state of the UK equity market for technology stocks and the Company's current financial position, the Directors believe that the Placing and Open Offer, on the terms outlined in this document, provides the best option available to the Company. The Directors believe that it was not possible to undertake an underwritten rights issue given the pressing financial needs of the Company and the delay of the receipt of funds when compared to the Placing and Open Offer. Without the completion of these Proposals, the Directors are of the opinion that the Company would be unable to continue trading and would have to take appropriate steps under UK and US insolvency procedures.

The proceeds from the Placing and Open Offer will be focused on the Group's core Smartlogik subsidiary, which provides search technologies and knowledge management solutions to corporations and Internet portals. The Board is in the process of closing what remains of both its Sparza and OfficeShopper businesses, neither of which is currently trading, as well as continuing to reduce its head office staff and other costs. To reflect this restructuring, it is proposed that the Company will be renamed Smartlogik Group plc on Completion.

On Completion, I will resign from the Board along with Daniel Wagner (Chief Executive), David Mattey (Chief Financial Officer), Patrick Sommers and Ian Barton (Non-executive Directors). Robert Lomnitz, who was appointed to the Board on 22 December 2000, will remain as an Executive Director. It is proposed that the following directors of the Smartlogik subsidiary will then be appointed to the Company's Board: David Jefferies CBE (Non-executive Chairman), Stephen Hill (Chief Executive), Simon Canham (Chief Financial Officer) and James Bair (Non-executive Director). Short biographies of these Proposed Directors are set out in paragraph 2 of Part VII of this document.

Under the Placing, the Company is issuing 270,000,000 New Ordinary Shares representing 156 per cent of the existing issued share capital. Under the Open Offer, Qualifying Shareholders have the right to apply for up to 138,661,969 of these New Ordinary Shares at the Issue Price of 5 pence per share. The New Ordinary Shares will be issued credited as fully paid and will, on issue, rank pari passu in all respects with the existing Ordinary Shares.

The purpose of this document is to provide you with details of, and reasons for, the Placing and Open Offer and to explain why your Directors and Proposed Directors believe that the Placing and Open Offer is in the best interests of the Company and its Shareholders as a whole. A notice convening an Extraordinary General Meeting of the Company at which the resolutions to approve the Placing and Open Offer will be proposed is set out at the end of this document.

This letter, Part II of this document and the enclosed Application Form together contain the formal terms and conditions of the Open Offer. Your attention is drawn to Part II of this document which gives details of the procedure for application and payment for the Open Offer Shares.

2.   Background to and reasons for the Proposals

(a)  Review of Group strategy

Following the disposal of our Information Services Division to Thomson Corporation in May 2000, the Company was restructured as a technology infrastructure business and renamed Bright Station plc. The Company used its remaining proprietary technology assets to focus on and develop several operating businesses in the technology sector, with the strategy of building their initial value with existing funds while attempting to raise additional capital from either the public or private markets or realising all or part of these investments.

Throughout the past year, the Board has remained conscious of the need to prioritise the use of the Company's financial resources, whilst continuing to develop the operating businesses and exploring options to raise new equity funding.

In the preliminary results announcement dated 28 February 2001, the Board confirmed that it would continue to review options to ensure that additional capital was available for further investment in the business and to take whatever action was necessary to ensure that the Group continued to operate within its available cash resources. However, the Board subsequently concluded that the difficulties in raising additional capital made it no longer feasible to continue its current rate of cash expenditure in support of all of its business initiatives notwithstanding their longer-term potential for value creation.

(b)  Group restructuring

As announced on 30 April 2001, the Board believes that shareholder value is best served by Bright Station being repositioned as a focused "pure play" knowledge management business through its Smartlogik subsidiary (incorporating WebTop), combined with the immediate rationalisation of the eCommerce businesses of the Group by the sale or closure of Sparza and OfficeShopper, and reduction of corporate overheads.

On 9 May 2001, the Company announced that it had entered into a legally binding agreement regarding the sale of the name, customer list and debtor book of OfficeShopper to Inkwell Direct. The disposal of these OfficeShopper assets has reduced the ongoing operational cash outflows of the Group and has also mitigated certain remaining closure costs. Under the terms of this agreement, Bright Station has retained the liability for any costs associated with the closure of the OfficeShopper operations.

The only non-core business now remaining within the Group is Sparza, where the cost base has been reduced and the business is in the process of being closed, with trading having ceased and notice given to employees. Closure of the Sparza business is expected to be completed not later than 30 days following Completion.

In anticipation of the new operating structure, corporate overheads have also been curtailed.

(c)  Current cash position

As explained in the announcement dated 30 April 2001, the Group requires additional funds in the immediate short term to secure its financial position.

In the first four months of the year, Bright Station accelerated its cash spend on the roll-out of its Smartlogik activities to build operational expertise for Smartlogik whilst continuing to support the other businesses of the Group. This followed on from having invested in the infrastructure build and management teams in late last year.

Although the Board has now reduced the level of expenditure across all of its businesses with the exception of Smartlogik, the Group has continued to absorb cash. As at 31 March 2001, the Group had cash of (Pounds)7.4 million and net current assets of (Pounds)5.6 million. On 2 May 2001, the Board announced that cash balances as at 30 April 2001 amounted to (Pounds)2.9 million. As at 18 May 2001, the Group had cash resources of (Pounds)2.2 million. This included approximately (Pounds)700,000 held in its dormant Japanese subsidiary, KMK DigiTex Co. Ltd, which cannot be remitted to the Company until the resolution of an investigation by the Japanese tax authorities into the final tax charge associated with KMK DigiTex's liquidation.

The Company has secured a bridge financing facility to cover the period until receipt of the funds from the Placing and Open Offer. Under the terms of an agreement dated 12 June 2001 between the Company and antfactory Investments BV ("antfactory") antfactory has agreed to make available to the Company a secured bridge facility of up to (Pounds)1,500,000. Drawdown may be made in three equal tranches of (Pounds)500,000 no later than 13 July 2001. The loan is fully repayable by 13 July 2001 or earlier on the occurrence of certain events of default. Interest is payable on the outstanding amount of the loan from time to time at the rate of 5 per cent above LIBOR on the first tranche, 7 per cent above LIBOR on the second tranche and 9 per cent above LIBOR on the third tranche. A commitment fee equal to 3 per cent of the total amount available under the facility and a contribution of (Pounds)15,000 towards antfactory's legal and other expenses are payable on first drawdown of the loan or, if no drawdown occurs, on demand by antfactory. A drawdown fee of (Pounds)50,000 is payable on the drawdown of each tranche. Further details of the Bridging Facility are set out in paragraph 11 in Part VII.

(d)  Financing discussions

Over recent months, the Company has been in negotiations regarding a number of financing options with different potential investor groups. Most of these options involved convertible securities financing, the terms of which were highly conditional and could have involved more dilution for Shareholders than the current Proposals.

In parallel with these initiatives, the Company held discussions with its principal institutional Shareholders and certain other potential investors in relation to a proposed equity fund-raising against the background of the proposed restructuring of the Group. The Company has secured Placing Commitments to provide funding for the business on the terms set out in this document.

If Shareholders do not approve the Proposals, your Board believes that the Group would be unable to raise sufficient funding from alternative sources in the time available and that the Company would have to take appropriate steps under UK and US insolvency procedures.

The Board and the Proposed Directors consider that, having regard to the Bridging Facility and the net proceeds of the Placing and Open Offer, the Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of publication of this document.

It is therefore important for the future of the Group that the Proposals are approved by Shareholders at the EGM on 6 July 2001.

3.   Details of the Placing and Open Offer

(a)  General

The Company is proposing to raise (Pounds)13.5 million gross (approximately (Pounds)12.0 million net of expenses) through the Placing and the Open Offer. The net proceeds of the Placing and the Open Offer, together with the existing cash resources of the Group, will be used principally to invest in the continued growth of the core Smartlogik subsidiary but also to repay any drawn portion of the Bridging Facility and fund the residual balance of costs to complete the restructuring of the Group.

The Placing Shares will in aggregate represent approximately 156 per cent of the existing Ordinary Shares and approximately 58 per cent of the enlarged issued Ordinary Share capital of the Company on Admission. All of the Placing Shares will be issued credited as fully paid and will, on issue, rank pari passu in all respects with the existing Ordinary Shares. None of the Placing Shares are available to the public in conjunction with the application.

The Placing and the Open Offer are conditional on:

(i)    the passing of the Resolutions at the EGM;

(ii)   the Placing Commitments becoming unconditional; and

(iii)  Admission of the New Ordinary Shares becoming effective.

(b)    The Placing
It was announced on 31 May 2001 that Hoare Govett, as agent for the Company, had secured Placing Commitments from certain institutional investors to subscribe for 270,000,000 New Ordinary Shares at the Issue Price to raise (Pounds)13.5 million (gross). Of these, 131,338,031 New Ordinary Shares have been conditionally placed firm with institutional investors at the Issue Price. Hoare Govett, as agent for the Company, also conditionally placed the Open Offer Shares with institutional investors at the Issue Price, subject to recall to satisfy valid applications by Qualifying Shareholders pursuant to the Open Offer.

The Placing Commitments from institutional investors are subject only to such commitments becoming unconditional in accordance with their terms. The conditions in the Placing Commitments are as set out in paragraph 11(xiv) of
Part VII of this document.

Hoare Govett has agreed that a portion of its commission in respect of the Placing will be used to subscribe for 14,016,995 New Ordinary Shares at the Issue Price. Further details of this arrangement are set out in paragraph 11(xv) of Part VII of this document.

No commissions are payable to placees pursuant to their Placing Commitments.

(c)    The Open Offer
Qualifying Shareholders are invited to subscribe under the Open Offer for the Open Offer Shares at the Issue Price free of expenses, pro rata to their existing shareholdings, on the basis of:

           4  Open Offer Shares for every 5 existing Ordinary Shares

held on the Record Date and so in proportion for any greater or smaller number of existing Ordinary Shares then held. The amount due in respect of each application for Open Offer Shares is payable in full on application. Entitlements to Open Offer Shares will be rounded down to the nearest whole Open Offer Share. Fractional entitlements will not be allotted to Qualifying Shareholders but will be aggregated and made available pursuant to the excess applications facility or, in default of any excess applications, will be placed for the benefit of the Company under the Placing. The pro rata entitlement of a Qualifying Shareholder to Open Offer Shares is indicated on the Application Form which accompanies this document. Each Application Form is personal to the Qualifying Shareholder named on the form and may not be assigned, transferred or split except to satisfy bona fide market claims. Applications for Open Offer Shares in excess of such pro rata entitlement will be dealt with in accordance with paragraph (d) below. Any Open Offer Shares not taken up under the Open Offer will be subscribed by institutional investors pursuant to the terms of the Placing Commitments.

(d)  Excess applications
To the extent that Qualifying Shareholders do not apply for their full pro rata entitlement of Open Offer shares under the Open Offer, such Open Offer Shares will be available to other Qualifying Shareholders who elect to take up a greater number of Open Offer Shares than they would otherwise be able to under the terms of the Open Offer.

However, if, in aggregate, valid applications are made under the excess applications facility for more Open Offer Shares than are available, such excess elections will be scaled down as nearly as reasonably practicable pro rata to the size of such excess elections.

(e) Further terms

Further details of the Open Offer are set out in Part II of this document, and in the enclosed Application Form. The Open Offer will close at 3.00 p.m. on 5 July 2001. In order to be valid, Application Forms (duly completed) and payment in full for the Open Offer Shares applied for must be received by Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ, by no later than 3.00 p.m. on 5 July 2001, or delivered by hand only (during normal business hours only) to Computershare Investor Services plc, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR.

Shareholders should note that the Open Offer is not a "rights issue". Entitlements under the Open Offer are not transferable and the Application Form, not being a document of title, cannot be traded. Qualifying Shareholders should be aware that in the Open Offer, unlike a rights issue, the Open Offer Shares not applied for will not be sold in the market or placed for the benefit of Qualifying Shareholders who do not apply under the Open Offer, but will be placed for the benefit of the Company at the Issue Price pursuant to the terms of the Placing.

4. Information on the Group following Completion

(a) Background

Following the implementation of the Proposals, the operational and financial resources of the Group will be focused on increasing the value of the Smartlogik business. The Board and the Proposed Directors believe that Smartlogik is a company of potential and that its management, if adequately funded and free from legacy issues associated with the current Bright Station structure, as the Group will be following implementation of the Proposals, is capable of delivering value for Shareholders.

Smartlogik is a leading provider of search and categorisation solutions, enabling unstructured information to be presented and accessed with a high degree of precision and relevance. Smartlogik targets users and developers of corporate intranets and portals in the USA and Europe, either directly or in conjunction with a growing number of strategic partners.

Following implementation of the Proposals, the Group will employ approximately 160 staff and operate from offices in the UK (London, Cambridge and Wembley), the USA (San Francisco and Alexandria, Virginia) and Denmark (Copenhagen).

(b) Smartlogik's position in the knowledge management market

Smartlogik operates within the knowledge management market which the Board and Proposed Directors believe has substantial growth potential, a view supported by independent industry observers and analysts. This market growth is driven by the expansion of information available on the Internet and corporate intranets with the challenge being to turn such information into useful knowledge and make it available to those who need it, when and where they need it, in order to make decisions. Slimmed down workforces, empowered individuals and increased levels of remote working make knowledge management a priority for many organisations. Smartlogik's products can be utilised by any organisation that requires a knowledge management solution.

For the reasons set out below, the Board and Proposed Directors believe that Smartlogik is well placed to take advantage of such growth potential in the market:

- Proven proprietary technology - The technology that underpins Smartlogik's product range was developed in Cambridge, largely based upon public research originally carried out at the university. This technology is based on linguistic inference of important concepts from text, correlating these using probabilistic modelling techniques even when the query posed by the user is vague or ambiguous;

- Established, proven, scalable products - Smartlogik's products are focused on Muscat Discovery, a concept-based search algorithm offering both Boolean and probabilistic retrieval, which allows users to find the information they seek with the minimum of effort, and Muscat Structure, a software application which reads and categorises textual information, helping users to define and better understand their information. These products have recently been supplemented with the addition of WebTop, the principal asset of which is the client-based desktop `drag and drop' Webcheck, which is now being incorporated into the Smartlogik product suite.

   Smartlogik's core products are established and scalable and provide the business with a competitive offering in the knowledge management market. Management has begun to supplement these core products with applications and templates geared to the needs of specific vertical markets, focusing initially on the media, financial services and pharmaceutical industries. With the release of a Java version of Muscat Discovery and with the imminent release of a Com+ version of Muscat Discovery, Smartlogik has also implemented the early phases of a programme of product development and enhancement aimed at ensuring that the Group remains at the forefront of technology in the knowledge management market;

- Product differentiation - Smartlogik's breadth of product offerings, together with the probabilistic modelling techniques and their proven scaleability to handle effectively large quantities of information and large numbers of users, provide considerable differentiation from competitors;

- Experienced management team - During the past year an experienced senior management team has been recruited to head the business led by Stephen Hill (Chief Executive), formerly Managing Director (Europe) of Inktomi, and Simon Canham (Chief Financial Officer). This executive team has been supplemented by a number of experienced hires in key areas such as technology, product development, sales and marketing;

- Growing blue-chip customer base - Smartlogik has a strong and growing client list including such blue-chip names as the BBC, Yell, Virgin Group, the DTI, NASA and Thomson Corporation. Smartlogik currently has more than 100 customers;

- Established strategic distribution partnerships - Smartlogik has recently announced important distribution partnership agreements with Norcontrol, Germinus and Horizon and enjoys a technology partnership with Fujitsu. The Board and Proposed Directors believe that these partnerships will prove rewarding and will be supplemented by further agreements over the coming months; and

- Recurring revenue streams - Smartlogik generates revenue from a blend of one-off licence fees, a recurring annual maintenance charge and development and consultancy work charged on a per diem basis, ensuring ongoing revenue streams beyond the initial licence sale. The business also generates annuity revenue streams from a small but significant proportion of its customers to whom it provides a managed service.

(c) Distribution channels

Smartlogik delivers its products through two distinct channels:

(i)  Solutions channel

This is a relatively high value business providing a unique combination of software, applications and services to deliver a precise solution to specific customers. Management is in the process of shifting the sales focus from a pure technology product to the provision of integrated solutions, and in doing so the average value of implementations is increasing steadily. The sales model is predominantly direct, with fulfilment normally being by Smartlogik in conjunction with selected strategic service partners.

(ii) Technology channel

Smartlogik provides the technology (Muscat software platform) to Original Equipment Manufacturers (OEMs) and to systems integrators to build their own applications and solutions. Current signed agreements include:

- Norcontrol (announced March 2001) - A Value Added Reseller for the Spanish, Portuguese and Latin American markets; and

- Valid Information Systems (signed March 2001) - An OEM partner which provides Smartlogik with access to numerous blue-chip clients including predominantly governmental organisations such as The Inland Revenue, HM Treasury, The Department of the Environment, The Royal Air Force and The Serious Fraud Office.

Smartlogik has also allied with IBM to market Smartlogik solutions as an approved IBM Independent Software Vendor. Other channel partners include Fujitsu, Germinus, Horizon and Thomson Corporation.

Bright Station Contracts ("BSC") operates a five-year Department of Trade and Industry contract to manage an online database of UK exporters to businesses, governments and British embassies around the world. BSC provides an internet portal for small to medium sized companies and now has over 17,000 registered exporter companies using the service. Following completion of the Proposals, it is proposed that BSC will be rebranded Smartlogik Contracts.

(d) Financial information

Historic revenues for the Group, as it will be constituted following implementation of the Proposals, demonstrate growth of 18 per cent. for Q1 2001 over Q4 2000 and were made up as follows:

                                               Q1 2000        Q2 2000         Q3 2000         Q4 2000          Q1 2001
                                          (Pounds)'000   (Pounds)'000    (Pounds)'000    (Pounds)'000     (Pounds)'000
    Smartlogik (incorporating WebTop)              691            994           1,017           1,441            1,746
    Other (including
      Bright Station Contracts)                    411            419             476             498              547
                                              --------      ---------        --------       ---------        ---------
    Total                                        1,102          1,413           1,493           1,939            2,293
                                              ========      =========        ========       =========        =========

Source: 2001 Q1 quarterly results announcement

Investors should read the whole of this document and not just rely on the summarised information shown above.

At Completion, the Group will retain significant tax losses. The quantum of these is not yet agreed with the Inland Revenue. Subject to the agreement of the Inland Revenue, the total tax losses accrued at 31 December 2000 and their potential future benefit can be summarised as follows:

- (Pounds)56 million of capital losses available to offset future capital profits;

- (Pounds)30 million of trading losses available to carry forward against profits arising from the same trade, as determined by the Inland Revenue; and

- (Pounds)12 million of non-trading deficits available to offset future non-trading profits.

Part VI of this document sets out, for illustrative purposes only, an unaudited proforma statement of the net assets of Bright Station reflecting the effect of implementing the Proposals.

The Company also holds some peripheral investments which it will seek to realise as opportunities become available.

5. Current trading and prospects

The unaudited results for the quarter ended 31 March 2001 were published on 31 May 2001 and the full text of the announcement is set out in Part IV of this document.

Overall, Group revenues for continuing operations for the quarter of (Pounds)2.3 million reflected an 18 per cent increase over Q4 2000 and a 108 per cent increase over Q1 2000. The increase was principally driven by revenues from Smartlogik which continues to leverage the sales and marketing infrastructure put in place towards the end of 2000.

Smartlogik continues to trade satisfactorily, having regard to the disruption the current process inevitably causes. As a result of the recent uncertainties over the financial position of the Group, finalisation of some new sales contracts has been deferred, but the Board and the Proposed Directors believe that growth in revenues will resume following Completion of the Proposals.

The continuing businesses as a whole have not yet achieved the level of revenues necessary to provide the Group with operating profits. The Group will look to invest in building the profile and sales pipeline of its Smartlogik business. Although the Board and the Proposed Directors anticipate strong revenue growth, this investment will have a consequential impact on earnings for the year. Although there can be no assurance that the Group will achieve overall profitability in the near term, the Company expects to have sufficient working capital as a result of the Proposals for its present requirements.

The Continuing Director and the Proposed Directors will actively manage the Group's net expenditure and will, in particular, review carefully the pattern of revenues and overall expenditure in the coming months in order to ensure that the Group's working capital requirements do not exceed its available sources of capital.

6. Share options

Amendments

At present, the Group has option arrangements which permit up to 10 per cent of the issued share capital to be issued pursuant to options over Bright Station's shares and up to 15 per cent of the issued share capital of Smartlogik and WebTop to be issued under separate subsidiary share option schemes. It is proposed to simplify these arrangements following the Placing and Open Offer so that 15 per cent of the enlarged issued Ordinary Share capital of Bright Station will be available for issue under all of the Group's share option arrangements in any ten year period. In order to achieve this it will be necessary to amend the current share limits in the Bright Station Share Option Schemes (summarised in brief in Part VII of this document) to an aggregate overall limit of 15 per cent of Bright Station's issued share capital. This limit will necessarily include outstanding options granted to date to those people who will not remain part of the Group but who will retain limited rights of exercise until such time as those options lapse. The Resolutions to be proposed at the EGM (notice of which is set out at the end of this document) therefore include resolutions to amend the Share Option Schemes to increase the limits to this revised level. In addition, it is also proposed to remove the current individual limit on participation, in those Share Option Schemes in which it appears, of eight times remuneration over a ten year period.

Initial Grants

It is proposed that any grant of options under the Share Option Schemes in the period of 15 days immediately following Completion will be at an exercise price of the average of the closing market price of an Ordinary Share for the 10 dealing days following the date of this document or, in relation to all of the Share Option Schemes other than the Bright Station 1994 Unapproved Executive Share Option Scheme (the "Unapproved Scheme") (which it is proposed to amend accordingly) if higher, the closing market price of an Ordinary Share on the day preceding the date of grant.

Rationalisation

Furthermore, it is proposed to rationalise the Group's current share scheme arrangements which may involve the termination of some schemes and the adoption of new schemes. However, it is not proposed to put forward detailed proposals at this stage but to put these forward in due course. Any such proposals will operate within the new 15 per cent limit referred to above. No further options will be granted under the subsidiary share option schemes.

Individual Options

As well as the proposed amendments to the Share Option Schemes, it is intended that the Proposed Directors will, subject to shareholder approval at the EGM, grant share options over 2,336,166 Ordinary Shares to David Jefferies, 500,000 Ordinary Shares to James Bair and 1,800,000 Ordinary Shares to Alan Jeffries, an independent consultant who supports Smartlogik in the critical area of strategic product planning, with an exercise price the same as those granted under the Unapproved Scheme in the 10 dealing days following the date of this document (see above). The individual options will vest as to one twelfth at the end of each quarter over a three year period. If the individual leaves the Group for any reason prior to the third anniversary of grant, the Individual Options will be exercisable only to the extent that they have vested. To the extent that the Individual Options have not been exercised by the 10th anniversary of grant they will lapse. The benefits under the Individual Options are not pensionable and are not transferable.

It is also intended that, following Admission, the Proposed Directors will grant share options to Stephen Hill, Simon Canham and Robert Lomnitz, as described in paragraph 9 of Part VII of this document.

7.  Proposed Board changes

On Completion, I will resign from the Board along with Daniel Wagner (Chief Executive), David Mattey (Chief Financial Officer), Patrick Sommers and Ian Barton (Non-executive Directors). Robert Lomnitz, who was appointed to the Board on 22 December 2000, will remain as an Executive Director. It is proposed that the following directors of Smartlogik will be appointed to the Company's Board on Admission: David Jefferies CBE (Non-executive Chairman), Stephen Hill (Chief Executive Officer), Simon Canham (Chief Financial Officer) and James Bair (Non-executive Director). Short biographies of these Proposed Directors are set out in paragraph 2 of Part VII of this document.

It is proposed that the Board be expanded following Completion of the Proposals to include the necessary number of additional non-executive directors so that the Company will continue to comply with all relevant aspects of best corporate governance practice, save that, as disclosed in paragraph 6 above, it is intended that David Jefferies, and James Bair will in due course be awarded options in the Company, subject to shareholder approval of the Proposals at the EGM.

In connection with these Proposals and under existing contractual obligations, Daniel Wagner and David Mattey are entitled to certain payments on termination of their contracts amounting to (Pounds)220,100 and (Pounds)274,337 respectively. At the request of the Board and the Proposed Directors, and as part of the Proposals, both Daniel Wagner and David Mattey have agreed to receive Ordinary Shares valued at these amounts, based upon the Issue Price, in lieu of these cash payments in order to reduce the cash burden on the Company in relation to these Proposals. At the same time both Daniel Wagner and David Mattey have agreed to surrender for nil consideration all share options to which they are currently entitled. Further details of these arrangements are contained in paragraph 9 of Part VII of this document.

8.  Proposed change of name

Following the completion of the restructuring described above, the Group will be focused on its Smartlogik knowledge management business and the Board therefore proposes to change the name of the Company to Smartlogik Group plc to reflect better the future activities of the Group. A resolution to approve this change of name will be proposed at the Extraordinary General Meeting.

It is expected that definitive certificates will be issued under the name "Smartlogik Group plc" in respect of Open Offer Shares to be held in certificated form and in respect of certificated transfers taking place after 9 July 2001. At the present time, it is not intended that existing "Bright Station plc" share certificates be replaced and such share certificates will remain valid in every respect, unless further notice is given.

Pending approval of the resolutions at the Extraordinary General Meeting to be held on 6 July 2001, the Group will continue to trade on the London Stock Exchange and NASDAQ.

9.  Taxation

Your attention is drawn to paragraph 6 of Part II of this document. If you are in any doubt as to your tax position you should consult an appropriate professional adviser without delay.

10. Overseas shareholders

The attention of Shareholders who have a registered address outside the United Kingdom, or who are citizens of countries other than the United Kingdom, is drawn to paragraph 5 of Part II of this document.

11. Extraordinary General Meeting

You will find set out at the end of this document a notice convening an Extraordinary General Meeting of the Company to be held at 10.00 a.m. on 6 July 2001 at which the following resolutions will be proposed:

(a) to increase the Company's authorised share capital from (Pounds)2,500,000 to (Pounds)6,500,000 (an increase of 160 per cent);

(b) to authorise the Directors to allot the New Ordinary Shares (such authority to expire on 31 August 2001) and to allot further securities up to (Pounds)1,557,444 nominal value (being 33 per cent of the enlarged issued share capital of the Company following Completion of the Proposals), (such authority to expire on 5 July 2006);

(c) to disapply pre-emption rights in relation to the New Ordinary Shares, (such authority to expire on 31 August 2001) and in relation to rights and other pre-emptive issues to Shareholders and otherwise in respect of up to (Pounds)233,617 nominal value (representing approximately 5 per cent of the enlarged issued share capital of the Company following completion of the Proposals), such authority to expire on 5 July 2006;

(d) to approve the amendments to the Company's share option schemes;

(e) to authorise the Board to grant options over Ordinary Shares to David Jefferies, James Bair and Alan Jeffries;

(f) to appoint each of the Proposed Directors as directors of the Company and to elect the Continuing Director as a director of the Company; and

(g) to change the Company's name to Smartlogik Group plc.

Other than pursuant to the Placing and Open Offer and the issue of shares to Hoare Govett, David Mattey and Daniel Wagner described above, the Directors have no present intention to exercise the allotment and disapplication authorities referred to above other than in relation to the potential exercise of existing options and warrants.

12. Further information

Your attention is drawn to Parts II to VII of this document which provide additional information on the matters described above.

13. Action to be taken

(a) Applications under the Open Offer

The action to be taken by Qualifying Shareholders in order to apply under the Open Offer is set out in Part II of this document. Pursuant to the terms and conditions set out in this letter, Part II of this document and the Application Form, Qualifying Shareholders who wish to apply for Open Offer Shares should complete and return the enclosed Application Form to Computershare Investor Services PLC, by post or by hand, to PO Box 859, The Pavilions, Bridgwater Road, Bristol, BS99 1XZ, or by hand only (during normal business hours) to 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR by no later than 3.00 p.m. on 5 July 2001. The attention of overseas Shareholders is drawn to the relevant paragraphs in Part II of this document and to the warranties concerning overseas shareholders in the Application Form.

(b) Form of Proxy

You will find enclosed a Form of Proxy for use in connection with the Extraordinary General Meeting. Whether or not you intend to be present in person at the Extraordinary General Meeting, you are requested to complete, sign and return it by post or by hand to Computershare Investor Services PLC, PO Box 457, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0XG, as soon as possible but in any event to arrive no later than 10.00 a.m. on 4 July 2001. Completion and return of a Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person should you so wish.

14. Recommendation

If Shareholders do not approve the Proposals, your Board believes that the Group would be unable to raise sufficient funding from alternative sources in the time available and that the Company would have to take appropriate steps under UK and US insolvency procedures.

The Board and the Proposed Directors consider that, having regard to the Bridging Facility and the net proceeds of the Placing and Open Offer, the Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of publication of this document.

The Board and the Proposed Directors believe that Smartlogik is a company of potential and that its management, if adequately funded and free from legacy issues associated with the current Bright Station structure, as the Group will be following implementation of the Proposals, is capable of delivering value for Shareholders.

For the reasons set out above, your Directors unanimously consider the Proposals to be in the best interests of the Company and Shareholders as a whole. Accordingly, the Board unanimously recommends Shareholders to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting as the Directors intend to do in respect of their own entire beneficial and non-beneficial interests of 20,782,115 Ordinary Shares representing 12 per cent of the current issued share capital. Under the terms of the Placing Commitments, institutions holding 14 per cent of the current issued share capital have committed to support the Proposals. Details of the Directors' intentions with respect to their Open Offer entitlements are included in paragraph 9 of Part VII.

                               Yours faithfully

                                 Allen Thomas
                                   Chairman

                                    PART II

                        FURTHER TERMS OF THE OPEN OFFER

1.   Terms of the Open Offer

The Open Offer is made by Bright Station to Qualifying Shareholders, subject to the terms and conditions set out below, in Part I of this document and in the enclosed Application Form, to apply for Open Offer Shares at the Issue Price which is payable in full in cash on application and is free of all expenses on the basis of:

              4 Open Offer Shares for every 5 existing Ordinary Shares

held at the close of business on the Record Date and so in proportion for any greater or smaller number of existing Ordinary Shares then held. Entitlements to Open Offer Shares will be rounded down to the nearest whole number of Open Offer Shares. Fractional entitlements will not be allotted to Qualifying Shareholders but will be aggregated and made available pursuant to the excess applications facility or in default of any excess applications will be placed for the benefit of the Company.

To the extent that Qualifying Shareholders do not apply for their full pro rata entitlement of Open Offer Shares under the Open Offer, such Open Offer Shares will be made available under an excess applications facility to other Qualifying Shareholders who elect to take up a greater number of Open Offer Shares than they would otherwise be able to under the terms of the Open Offer.

However, if, in aggregate, valid applications are made under the excess applications facility for more Open Offer Shares than are available, such excess elections will be scaled down as nearly as reasonably practicable pro rata to the size of such excess elections.

If valid applications are not received for all of the Open Offer Shares being made available under the Open Offer (including excess applications), such number of Open Offer Shares not so applied for will be subscribed for by those parties with whom they have been conditionally placed at the Issue Price by Hoare Govett, as agent for the Company.

Any Qualifying Shareholder who sold or transferred all or part of his/her registered holding(s) of Ordinary Shares prior to the date upon which the existing Ordinary Shares were marked "ex" the entitlement to the Open Offer by the London Stock Exchange is advised to consult his/her stockbroker, bank or other agent through or to whom the sale or transfer was effected as soon as possible since the benefits arising under the Open Offer may be claimed from him/her by purchasers under the rules of the London Stock Exchange.

The Open Offer Shares will be issued credited as fully paid and will, on issue, rank pari passu in all respects with the existing Ordinary Shares. No temporary documents of title will be issued.

The Placing and the Open Offer are conditional on:

(a) the passing of the Resolutions at the EGM;

(b) the Placing Commitments becoming unconditional; and

(c) Admission of the New Ordinary Shares becoming effective.

The Open Offer is not a "rights issue". Entitlements under the Open Offer are not transferable, and the Application Form is not a document of title and cannot be traded. Qualifying Shareholders should be aware that in the Open Offer, unlike in a rights issue, the Open Offer Shares not applied for will not be sold in the market or placed for the benefit of Qualifying Shareholders who do not apply under the Open Offer, but will be subscribed by other Qualifying Shareholders under their excess applications or will be placed for the benefit of the Company at the Issue Price pursuant to the terms of the Placing.

The attention of overseas Shareholders is drawn to paragraph 5 of this Part II.

2.   Procedure for application

Each Application Form shows the number of Ordinary Shares registered in the Qualifying Shareholder's name on the Record Date, and also shows the pro rata number of Open Offer Shares for which such Qualifying Shareholder is entitled to apply under the Open Offer, calculated on the basis set out in paragraph 1 above. The Application Form incorporates further terms of the Open Offer. A Qualifying Shareholder may apply for any number of Open Offer Shares, including in excess of the pro rata entitlement as shown on the Application Form. Any application for Open Offer Shares in excess of this pro rata amount will be treated according to the terms of the excess applications facility described below.

To the extent that Qualifying Shareholders wish to subscribe in excess of their pro rata entitlement to Open Offer Shares (shown on the Application Form), they may do so under the excess applications facility. A Qualifying Shareholder wishing to subscribe for a number of Open Offer Shares in excess of his/her pro rata entitlement should insert on the Application Form (in Box 6) the total number of Open Offer Shares for which he/she wishes to subscribe. However, if in aggregate valid applications are made under this excess applications facility for more Open Offer Shares than are available, Qualifying Shareholders' excess applications will be scaled down as nearly as reasonably practicable pro rata to the size of such excess applications.

Any monies received from an applicant in excess of the amount due in respect of his/her application or deemed application (including after any scaling back under the excess applications facility) will be returned to the applicant without interest at the applicant's risk.

Applications for Open Offer Shares under the Open Offer may only be made on Application Forms. Each Application Form is personal to the Qualifying Shareholder(s) named thereon and may not be assigned, transferred or split except to satisfy bona fide market claims in relation to purchases of existing Ordinary Shares through the market prior to the date upon which the existing Ordinary Shares were marked "ex" the entitlement to the Open Offer by the London Stock Exchange. The Application Form represents only a right to apply for Open Offer Shares. It is not a document of title and cannot be traded.

Any Qualifying Shareholder who wishes to apply for any of the Open Offer Shares must complete the Application Form in accordance with the instructions printed thereon and return it to Computershare Investor Services PLC ("Computershare"), by post or by hand, to PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ, or by hand only (during normal business hours only) to 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR (being the address of the receiving agent) with a cheque or banker's draft for the full amount payable on application so as to arrive before 3.00 p.m. on 5 July 2001, at which time the Open Offer will close. A reply-paid envelope is enclosed for use by Qualifying Shareholders in connection with the Open Offer. If an Application Form is being sent by post, Qualifying Shareholders are recommended to allow at least four working days for delivery.

Any Qualifying Shareholder who does not wish to apply for any of the Open Offer Shares to which he/she is entitled should not return a completed Application Form to Computershare. He/she is, however, requested to complete and return the Form of Proxy.

Applications made under the Open Offer are irrevocable. Receipt of applications will not be acknowledged.

Cheques and banker's drafts should be made payable to "The Royal Bank of Scotland plc a/c Bright Station plc" and crossed "a/c payee only". Cheques or banker's drafts must be drawn in sterling on a bank or building society in the United Kingdom, the Channel Islands or the Isle of Man which is either a member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which is a member of either of the committees of the Scottish or Belfast clearing houses or which has arranged for its cheques or banker's drafts to be cleared through the facilities provided for members of any of those companies or committees. Such cheques or banker's drafts must bear the appropriate sorting code in the top right hand corner and must be for the full amount payable on application.

Bright Station reserves the right to have cheques and banker's drafts presented for payment on receipt and to instruct Computershare to seek special clearance of cheques to allow Bright Station to obtain value for remittances at the earliest opportunity. Any person returning an Application Form with a remittance in the form of a cheque warrants that the cheque will be honoured on first presentation. Bright Station may elect at its sole discretion to treat as invalid any acceptance in respect of which remittance is notified to it as not having been so honoured.

If cheques or banker's drafts are presented before the conditions of the Open Offer are fulfilled, the application monies will be held in a separate interest bearing account, with any interest being retained for the benefit of the Company, until all conditions are met. If such conditions are not fulfilled by
8.30 a.m. on 31 August 2001, at the latest, the Placing and Open Offer will lapse and application monies will be returned, without interest, by crossed cheque in favour of the applicant(s) through the post at his/her own risk as soon as practicable after the lapse of the Placing and Open Offer.

Bright Station reserves the right at its discretion to treat an Application Form as valid and binding on the person(s) by whom or on whose behalf it is lodged, even if it is not completed in accordance with the relevant instructions and is not accompanied by the required remittance or a valid power of attorney (where required) or verification of identity satisfactory to Computershare to ensure that the Money Laundering Regulations 1993 (the "Money Laundering Regulations") would not be breached by acceptance of the payment submitted in connection with the Application Form or if it otherwise does not strictly comply with the terms and conditions of application.

Bright Station reserves the right, but shall not be obliged, to accept applications in respect of which remittances are received prior to 3.00 p.m. on 5 July 2001, from an authorised person (as that term is defined in the Financial Services Act 1986) specifying the number of Open Offer Shares concerned and undertaking to lodge the relevant Application Form in due course. No temporary document of title will be issued.

All enquiries in connection with the procedure for application and completion of the Application Form should be referred to Computershare Investor Services PLC, PO Box 859, The Pavilions, Bridgwater Road, Bristol BS99 1XZ, which is acting as Receiving Agent and Paying Agent in respect of the Open Offer. The telephone number of Computershare is 0870 702 0100.

3.   Money Laundering Regulations

To ensure compliance with the Money Laundering Regulations, Computershare may require, at its absolute discretion, verification of the identity of the person by whom or on whose behalf an Application Form is lodged with payment (which requirements are referred to below as the "verification of identity requirements"). The person (the "applicant") who, by lodging an Application Form with payment, applies for the Open Offer Shares (the "relevant shares") and any agent lodging such Application Form on his/her behalf shall thereby be deemed to agree to provide Computershare with such information and other evidence as Computershare may require to satisfy the verification of identity requirements.

If Computershare determines that the verification of identity requirements apply to any application, the relevant shares will not be allotted to the applicant (notwithstanding any other term of the Placing and Open Offer) until the verification of identity requirements have been satisfied. If the verification of identity requirements have not been satisfied within a reasonable period following a request for evidence of identity the Company shall, at its sole discretion, be entitled to elect to treat the relevant application as invalid, in which event the monies paid by the applicant will be returned at his/her own risk without interest to the account of the bank or building society on which the relevant cheque or banker's draft was drawn.

Computershare shall be entitled, at its sole discretion, to determine whether the verification of identity requirements apply to any applicant and whether such requirements have been satisfied and neither Computershare nor the Company will be liable to any person for any loss suffered or incurred as a result of the exercise of such discretion.

If the verification of identity requirements apply, failure to provide the necessary evidence or identity within a reasonable time may result in an application being treated as invalid or in a delay in the despatch of a share certificate or delivery of the relevant shares in CREST (as applicable).

The verification of identity requirements will not usually apply:

(a) if the applicant is an organisation required to comply with the EU Money Laundering Directive (no. 91/308/EEC) or;

(b) if the applicant (not being an applicant who delivers his/her application in person) makes payment by way of a cheque drawn on an account in the name of such applicant; or

(c) if the aggregate subscription price for the relevant shares is less than (Pounds)8,500.

In other cases the verification of identity requirements may apply. Satisfaction of these requirements may be facilitated in the following ways:

(i) if payment is made by building society cheque (not being a cheque drawn on an account in the name of the applicant) or banker's draft, by the building society or bank endorsing on the cheque or banker's draft the applicant's name and the number of an account held in the applicant's name at such building society or bank, such endorsement being validated by a stamp and an authorised signature;

(ii) if payment is not made by cheque or drawn on an account in the name of the applicant and (i) above does not apply, the applicant should enclose with his/her Application Form evidence of his/her name and address from an appropriate third party; for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the applicant's name and address (originals of such documents (not copies) are required which will be returned in due course); and

(iii) if the Application Form is lodged with payment by an agent which is an organisation of the kind referred to in (a) above or which is subject to anti-money laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Argentina, Australia, Brazil, Canada, Gibraltar, Hong Kong, Iceland, Japan, Mexico, New Zealand, Norway, Singapore, Switzerland, Turkey, UK Crown Dependencies and the United States), the agent should provide with the Application Form written confirmation that it has that status and that it has obtained and recorded evidence of the identity of the person for whom it acts and that it will on demand make such evidence available to Computershare.

In order to confirm the acceptability of any written assurances referred to in
(iii) above or in any other case, the applicant should contact Computershare. The telephone number is 0870 702 0100.

If (an) Application Form(s) in respect of Open Offer Shares with an aggregate subscription price of (Pounds)8,500 or more is/are lodged by hand by the applicant in person, he/she should ensure that he/she has with him/her his/her evidence of identity bearing his/her photograph (for example his/her passport) and evidence of his/her address.

If an Application Form is delivered by hand and the accompanying payment is not the applicant's own cheque, the applicant should ensure that he/she has with him/her evidence of identity bearing his/her photograph, for example a valid full passport.

4. CREST

Although the Open Offer will be processed outside CREST, for the purposes of calculating entitlements under the Open Offer, CREST and non-CREST shareholdings will be treated independently. If a Qualifying Shareholder has both an uncertified and certified shareholding in the Company, there will be two separate Application Forms despatched in respect of such holdings.

Qualifying Shareholders holding their Ordinary Shares in certificated form will be allotted all Open Offer Shares for which they validly apply in certificated form. Qualifying Shareholders holding their Ordinary Shares in uncertificated form will be allotted all Open Offer Shares for which they validly apply in uncertificated form to the extent that their entitlement arises as a result of their holding Ordinary Shares in uncertificated from.

Notwithstanding any other provision of this document or of the Application Form, the Company reserves the right to allot and/or issue any Open Offer Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST), or on the part of the facilities and /or systems operated by the Company's registrars in connection with CREST. This right may also be exercised if the correct details in respect of bona fide market claims (such as the Member Account ID and Participation ID details) are not provided as requested on the Application Form.

Qualifying Shareholders who are CREST sponsored members should refer to their CREST sponsor regarding the action to be taken in connection with this document and the Open Offer.

For more information as to the procedure for application in each case, Qualifying Shareholders are referred to the Application Form.

5.   Overseas Shareholders

The making of the Open Offer to persons not resident in the United Kingdom or who are citizens of countries other than the United Kingdom may be affected by the laws or regulatory requirements of such relevant jurisdiction. No person receiving a copy of this document and/or the Application Form in any territory other than the United Kingdom may treat the same as constituting an invitation or offer to him/her, nor should he/she in any event use such Application Form, unless in the relevant territory such an invitation or offer could lawfully be made to him/her and such Application Form could lawfully be used without compliance with any registration or other legal or regulatory requirements other than those which may have been fulfilled.

It is the responsibility of any person outside the United Kingdom wishing to apply for any Open Offer Shares under the Open Offer to satisfy himself/herself as to the full observance of the laws of the relevant territory in connection therewith, including the obtaining of any governmental or other consents which may be required and compliance with any other formalities needing to be observed in such territory and payment of any issue, transfer or other taxes due in such territory.

Persons (including, without limitation, nominees and trustees) receiving a copy of this document and/or an Application Form in connection with the Open Offer must not distribute or send either of these documents in or into the United States, Canada, Australia, the Republic of Ireland, France or Japan or their respective territories or possessions or any other jurisdiction where to do so would or might contravene local securities laws or regulations (together the "prohibited territories"). If a copy of this document and/or the Application Form is received by a person in any of the prohibited territories or by his/her agent or nominee of such a person, he/she must not seek to take up the Open Offer Shares under the Open Offer. Any person who does forward a copy of this document and/or the Application Form into any prohibited territory, whether pursuant to a contractual or legal obligation or otherwise, should draw the attention of the recipient to the contents of this letter.

Bright Station reserves the right to accept or reject in its absolute discretion Application Forms received from persons in any prohibited territory or persons it believes are acquiring Open Offer Shares for resale in any such territory. A Shareholder who is in any doubt as to his/her position should consult an appropriate professional adviser without delay. All payments must be made in pounds sterling.

In particular, Shareholders should note the following:

United States and Canada

As the Open Offer Shares are not being registered under the United States Securities Act of 1933 (as amended) and as the relevant exemptions are not being obtained from the appropriate provincial authorities in Canada, the Open Offer Shares are not being offered in or for purchase by persons resident in the United States or Canada or any territory or possessions thereof ("North America"). Applications from any North American person who appears to be or whom Bright Station has reason to believe to be so resident or the agent of any person so resident will be deemed to be invalid. No Application Form will be sent to any Shareholder whose registered address is in North America. These restrictions are subject to applicable exemptions under the United States Securities Act of 1933 (as amended).

For the purposes of this document, "North American person" means a "US Person" as defined in Regulation S of the United States Securities Act of 1933 (as amended) or resident of North America including the estate of any such person or any corporation, partnership or other entity created or organised under the laws of North America or any state or trust, the income of which is liable to United States Federal or Canadian income tax regardless of its source or any political sub-division thereof.

Each distributor of New Ordinary Shares (including underwriters, dealers and all other persons who receive remuneration in respect of securities sold during the "distribution compliance period" (as such term is defined under Regulation S of the United States Securities Act of 1933 (as amended)) shall agree in writing to make all offers and sales of New Ordinary Shares during the "distribution compliance period" only in accordance with Regulation S or an exemption under the United States Securities Act of 1933 (as amended) or pursuant to an effective registration statement under said act. In addition, each distributor selling New Ordinary Shares to a distributor, dealer or a person receiving a selling concession shall confirm to the purchaser that the purchase is subject to the same restrictions on offers and sales that apply to such distributor.

Australia

No prospectus in relation to the Open Offer Shares has been lodged with, or registered by, the Australian Securities and Investment Commission. A person may not:

(a) directly or indirectly offer for subscription or purchase, or issue an invitation to subscribe for or buy or sell, the Open Offer Shares; or

(b) distribute any draft or definitive document in relation to any such offer, invitation or sale in the Commonwealth of Australia, its states, territories or possessions ("Australia") or to any resident of Australia (including corporations and other entities organised under the laws of Australia but not including a permanent establishment of such a corporation or entity located outside Australia).

Accordingly, this document and the Application Form will not be issued to Shareholders with registered addresses in, or to residents of, Australia.

Republic of Ireland

In order to comply with the laws of the Republic of Ireland, no Application Forms will be sent to Qualifying Shareholders with registered addresses in the Republic of Ireland.

France

This document has not been prepared in the context of a public offer of securities in France within the meaning of Regulation No. 92.02 of the Commission des Operations de Bourse (the "COB"), and has therefore not been submitted to the COB for prior approval. It is made available on the condition that it shall not be passed on to any person nor reproduced (in whole or part) and that Qualifying Shareholders are investing for their own account and undertake not to re-transfer, directly or indirectly, the Open Offer Shares to the public in France, other than in compliance with applicable laws and regulation(s).

Japan

The Open Offer is not being made in Japan and the Open Offer Shares will not be available for purchase by any resident of Japan, including any corporations organised under the laws of Japan.

Other overseas territories

Shareholders resident in other overseas territories should consult appropriate professional advisers as to whether they require any governmental or other consents or need to observe any further formalities to enable them to apply for any Open Offer Shares.

6.   Taxation

UK Taxation

The following paragraphs, which are intended as a general guide only and are based on current legislation and Inland Revenue practice as at the date of this document, summarise advice received by the Directors of the Company as to the position of Shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes and who beneficially hold their shares as investments rather than trading stock. Shareholders who are in any doubt as to their tax position, or who are subject to tax in a jurisdiction other than the United Kingdom, are strongly recommended to consult their professional advisers.

Capital Gains Tax

The issue of the New Ordinary Shares by the Company will be regarded as a reorganisation of the Company's share capital for the purposes of UK tax on chargeable gains. Accordingly, to the extent that a Qualifying Shareholder takes up Open Offer Shares, he or she will not be treated as making a disposal of his or her corresponding holding of Ordinary Shares, Instead, his/her existing holding of Ordinary Shares will generally be treated as a single asset ("New Holding"), acquired at the time he/she acquired his/her existing holding of Ordinary Shares. For the purpose of computing any gain or loss on a subsequent disposal by a Shareholder of any Ordinary Shares comprised in his New Holding, the subscription amount paid for the Open Offer Shares will be added to the base cost of his/her existing holding(s) of Ordinary Shares.

For disposals on or after 6 April 1998, indexation allowance is available for the purposes of corporation tax only and is not therefore available to individuals, personal representatives or trustees. The following paragraphs accordingly deal with the positions of corporate and non-corporate Qualifying
Shareholders:

(a)  Corporate Qualifying Shareholders

     Qualifying Shareholders who are within the charge to corporation tax will continue to obtain the benefit of the indexation allowance on the Open Offer Shares, although for the purposes of calculating the indexation allowance on any disposal of any Open Offer Shares, the expenditure incurred in subscribing for the Open Offer Shares will be treated as incurred only when the Qualifying Shareholder became liable to make or made payment, not at the time the original Ordinary Shares were acquired.

(b)  Non-corporate Qualifying Shareholders

     For disposals on or after 6 April 1998 by individuals, personal representatives or trustees the indexation allowance was frozen by reference to the Retail Prices Index at April 1998 (although indexation allowance for holding periods up to then was preserved) and was replaced by a system of taper relief. Taper relief operates by reducing the amount of any chargeable gain realised on the disposal of assets (after indexation allowance, if available) by a percentage amount that is dependent on the period of ownership of the relevant asset since April 1998 and on whether that asset qualifies for the business or non-business rate of taper. The period of ownership (since 6 April 1998) of the existing holding of Ordinary Shares is taken into account when assessing the availability of taper relief.

Taxation of Dividends

There is no United Kingdom withholding tax on dividends and, since 6 April 1999, no advance corporation tax.

An individual shareholder who is resident (for tax purposes) in the United Kingdom and who receives a dividend paid by the Company currently will be entitled to receive a tax credit equal to 10 per cent of the combined total of the dividend paid and the tax credit. An individual will be taxable upon the total of the dividend and the related tax credit which will be regarded as the top slice of the individual's income. An individual who is not liable to income tax at a rate greater than the basic rate (currently 22 per cent) will pay tax on the dividend and the related tax credit at the Schedule F ordinary rate (currently 10 per cent). Accordingly, the tax credit will be treated as satisfying the individual's liability to income tax in respect of the dividend. If the dividend and related tax credit (taken together with other taxable income) exceeds the individual's threshold for the higher rate of income tax the individual will, to that extent, pay tax on the dividend and related tax credit at the Schedule F upper rate (currently 32.5 per cent). Accordingly, an individual who is a higher rate taxpayer will have further income tax to pay at the rate of 22.5 per cent on the dividend and related tax credit (equivalent to 25 per cent of the net dividend). Tax credits are generally no longer repayable to shareholders with no tax liability.

Subject to exceptions for certain insurance companies and companies which hold shares as trading stock, a shareholder which is a company resident (for tax purposes) in the United Kingdom and which receives a dividend paid by the Company will not be liable to corporation tax or income tax on the dividend.

Subject to certain exceptions for Commonwealth citizens, citizens of the Republic of Ireland, residents of the Isle of Man or the Channel Islands, nationals of states which are part of the European Economic Area and certain others, the right of a shareholder who is not resident (for tax purposes) in the United Kingdom to claim payment of any part of the tax credit in respect of a dividend received from the Company will depend on the existence and terms of any double tax treaty between the United Kingdom and the country in which the holder is resident. Generally, an individual or corporate shareholder who holds less than 10 per cent. of the voting shares of the Company will not be entitled to payment of any part of the tax credit. However, corporate shareholders which hold 10 per cent. or more of the voting shares of the Company may be able to claim payment of part of the tax credit. Such amount will normally be very small, typically one quarter of one per cent. Shareholders who are not resident in the United Kingdom for tax purposes should consult their own tax advisers concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so. Non-United Kingdom resident shareholders may also be subject to taxation on dividends in their country of tax residence.

7.   Admission, dealings and settlement

Application has been made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted respectively to (i) the Official List and (ii) the London Stock Exchange's market for listed securities. Subject to the Placing and the Open Offer becoming unconditional in all respects, it is expected that Admission will become effective and that dealings in the New Ordinary Shares, fully paid, will commence on 9 July 2001.

Subject to the satisfaction of the conditions of the Open Offer, the Open Offer Shares will be registered in the names of those Qualifying Shareholders validly applying for them and issued as applicable either:

(a) in certificated form with the relevant share certificate expected to be despatched by post, at the applicant's risk by 12 July 2001; or

(b) in CREST, with delivery (to the designated CREST account) of the Open Offer Shares applied for expected to take place by 10 July 2001 unless the Company exercises its right to issue such Open Offer Shares in certificated form.

No temporary documents of title will be issued. All documents or remittances sent by or to an applicant, or as he/she may direct, will be sent through the post at his/her risk. Pending the despatch of definitive share certificates, instruments of transfer will be certified against the register.

8.   Holders of options over Ordinary Shares under the Share Option Schemes

The Open Offer is not being extended to holders of options over Ordinary Shares under the Share Option Schemes or to warrant holders.

9.   Further information

Your attention is drawn to the additional information set out in this document and to the terms and conditions set out in the enclosed Application Form.

                                   PART III

                                 RISK FACTORS

Investment in shares in the Company ("Investment") is high risk speculation, for which no compensation scheme is available, and should only be undertaken by investors who can afford to lose their entire investment. As such, Investment will not be suitable for all investors and the Directors and Proposed Directors recommend that potential investors consult an independent financial advisor prior to making any decision to invest. The Directors and Proposed Directors particularly recommend consideration of the risk factors listed below although this list is not, and is not intended to be, exhaustive.

1. Share price performance

The value of shares in the Company may go down as well as up and may not reflect the value of the Company's underlying assets. The Issue Price should not be relied on as an indication of the market price of the Company's Ordinary Shares following Completion of the Proposals, which could fall as a result of the material dilution of existing Shareholders as a result of the Placing and Open Offer. Sales by substantial Shareholders immediately, or some time after Completion of the Proposals, or the dilutive effect of possible future financing rounds, may also lead to share price falls.

The share price may be volatile given the potential volatility of the Company's operational results, and unpredictable market sentiment towards technology stocks, which may be determined by reference to the performance of comparable companies and other factors which may be outside the control of the Directors and Proposed Directors.

The Company does not have any distributable reserves and is unable to pay dividends for the foreseeable future.

2. Operational performance

Smartlogik has a limited, loss-making operational history which provides little assistance to potential investors in, and gives no guarantee of future performance for, assessing the Group's prospects. The Group is expected to continue to make losses and remain cash flow negative, at least in the short term, and there is no guarantee that the Group will achieve profitability.

The Group's performance expectations are based on forecasts and estimates and targets which, although the Directors and Proposed Directors believe them to be reasonable, may not be achieved. The nature of the Group's operations, and rapidly evolving, immature market, may result in fluctuating and unpredictable performance, leading to failure to meet analysts' expectations. In particular, the Group's revenue growth expectations rely heavily upon the continued growth of the Internet and knowledge management markets, which are subject to a large number of uncertainties many of which may not now even have been considered. In addition, the Group may fail sufficiently to understand customer requirements, maintain product quality, increase the value and profile of its brand, or achieve anticipated price increases. The nature of the Group's revenues makes performance susceptible to the loss of key customers.

The Group's strategy for achieving revenue growth is highly dependent upon its strategy of international, and particularly US, expansion. This strategy is unpredictable and may fail as a result, inter alia, of the Group's limited experience of international operations, established competitors, the potential for different technical evolution and growth rates in foreign markets, foreign exchange risk and multi-jurisdictional legal risks.

The Group's costs are also unpredictable, and there is a risk that the Group will fail to control these, or that cost control may have an adverse impact upon growth. Further, the restructuring which the Group is currently implementing may not be successful, or future acquisitions may not be effectively integrated, with adverse implications for costs, revenues and performance.

3.   Competition and strategy

While the Directors and Proposed Directors believe that the Group currently derives competitive advantage from product tailoring and differentiation, the market in which the Group operates is characterised by intense competition and rapidly changing technology. The Group's strategy may prove unsuccessful in the face of new entrants or the unforeseen actions of existing competitors, particularly those which are financially stronger. Moreover, the Group's existing strategy may be negated, or required to change completely, by currently unanticipated market, technological or other developments. The Group's technology position may be surpassed by that of new or existing competitors.

The Group's distribution strategy relies in part on the achievement of agreements with OEMs and strategic partners, which may not be achieved or which may result in the Group taking on unforeseen warranty, after-sales support or other liabilities. In addition, the use of sales intermediaries exposes the Group's brand to damage caused by the actions of any of the Group's partners or distributors.

4.   Infrastructure and employees

The Group depends for the delivery of its services upon the efficient functioning of its computer hardware and software infrastructure, and the continued goodwill and performance of its employees. The Group's infrastructure or employees may not have the capacity to meet current targets, or the Group may be unable to obtain sufficient additional resources to meet its future needs, and this may act as a constraint on growth, or cause permanent damage to the Group's brand and, consequently, performance.

Smartlogik is particularly reliant upon its Chief Executive, Stephen Hill, Chief Financial Officer, Simon Canham, and Yvonne Jacklin, Development and Customer Service Director. While every effort has been made to mitigate the potential damage caused by their departure by offering appropriate incentive packages, there can be no guarantee that they will remain with the Group. The Company intends to take out keyman insurance on Stephen Hill, Simon Canham and Yvonne Jacklin as soon as practicable post-Completion, but there can be no guarantee that insurance would fully indemnify the Group against the impact of their departure.

One key area of the Group's systems is its ability to ensure the security and privacy of client information. Failure of the systems to ensure this, either as a result of system breakdown, or unforeseen technical advances which render the Group's systems inadequate, would have a materially adverse impact on the Group's brand and, consequently, future performance.

5.   Intellectual property rights

Smartlogik's key products are currently based on proprietary software which has been developed in-house or purchased from external sources. The rights to this software are protected by copyright and certain confidential know-how and patents. There can be no guarantee, however, that these will provide sufficient protection either in domestic or overseas markets. In particular, there is a risk that the Group's strategic partners, or employees, may use knowledge gained from the Group to produce competing technologies, or that existing or future competitors may achieve similar technologies by different development routes. Certain of the Group's Muscat software is based on publicly available research.

It is also possible that the Group may be shown not to have good title to its proprietary assets, either as a result of a previous owner not having good title, or because of claims made by in-house developers for rights over software in the development of which they were involved. Any diminution in the Group's rights over its intellectual property may have severe adverse consequences for performance and may prevent the Group from continuing in operation. Moreover, any lawsuits necessary to protect the Group's intellectual property may prove highly expensive and cause permanent damage to the Group's brands.

6. Legislation and regulation

The Internet is being increasingly regulated. The Group's performance may in the future be adversely affected by the introduction of, inter alia, new regulations in areas of the Group's activities which are currently regulated, regulations in areas which are not currently regulated and regulations in areas in which the Group may participate at some time in the future, or on which the Group's activities are contingent. It is also possible that the Group may have legal liability for content accessed by its software.

7. Additional funding requirements

The Company currently intends to use the proceeds of the Placing and Open Offer to meet operational cash flow requirements until the achievement of positive cash flow.

There can be no guarantee, however, that the proceeds will prove sufficient to achieve positive cash flow. Any of the factors listed above, including but not restricted to unexpected cost increases, failure to meet revenue targets or the need to make corporate acquisitions, may result in additional funding being required at some point in the future. Any such future funding may not be available on commercially reasonable terms, if at all, and may involve shareholders suffering substantial dilution or other cost.

Capital constraints imposed by lack of available funding may cause management to scale back expenditure which is necessary to achieve growth and market share targets, in particular on marketing and the development of new products. Any such cut backs may have a material adverse, and permanent, effect on the Company's performance.

                                    PART IV

           UNAUDITED INTERIM CONSOLIDATED RESULTS OF BRIGHT STATION
               FOR THE QUARTER ENDED 31 MARCH 2001

Set out below is the text of Bright Station's 2001 first quarter results announcement released on 31 May 2001.

"Bright Station plc Q1 2001 Results Announcement

London, 31 May 2001, Bright Station plc today announced its first quarter results for the three month period ending 31 March 2001, which follows on from the Board's recent statements relating to the Group's restructuring and today's announcement regarding additional funding for the Group.

Consistent with the revised strategy outlined in the Board's announcement of 30th April 2001, the attached statement of results reflects the fact that our eCommerce businesses, comprising Sparza and OfficeShopper, will be either closed or sold, in order to reposition the Group as a pure play knowledge management company through its Smartlogik subsidiary.

Today, the Company announced that it had secured placing commitments from institutional investors to raise approximately (Pounds)12 million (net of expenses) through the issue of 270,000,000 New Ordinary Shares at 5 (pence) each through a Placing and Open Offer. As a result, the Company expects to be in a position to fully implement the restructuring.

As a consequence, these results now show the eCommerce operations as discontinued. The results also include a significant level of overhead relating to corporate staff, currently being deployed to manage the funding and Group restructuring plans, which on completion will render the majority of these individuals redundant.

In addition, the proposed restructuring has necessitated the restatement of certain of the 31 December 2000 results. Details of these restatements are included in note 2.

Group revenues for continuing operations for the quarter of (Pounds)2.3 million reflected an 18 per cent increase over Q4 2000 and a 108 per cent increase over Q1 2000. Operating loss for the quarter was (Pounds)6.1 million, of which (Pounds)4.4 million related to continuing operations. In addition, a (Pounds)0.2 million charge was written off against the carrying value of investments.

The increase in revenues was principally driven by Smartlogik which continues to leverage the sales and marketing infrastructure put in place towards the end of 2000. Smartlogik announced important strategic relationships with Intel Corporation and Norcontrol during the quarter, and with IBM since the quarter end. Smartlogik has continued to secure new customers, including Virgin Group, the Danish Foreign Ministry and others. Its client list now includes over 100 corporations and organisations.

As at 31 March 2001, cash at bank was (Pounds)7.4 million compared to a net current asset position of (Pounds)5.6 million. On 2 May 2001, the Board announced that cash balances as at the end of April amounted to (Pounds)2.9 million and that the Board was taking radical action to reduce significantly the level of operational cash outflows for the remainder of the quarter. The rate of decline in cash reserves during April was in part attributable to accelerated payments to settle creditor liabilities coupled with slower than anticipated cash collection of receivables.

Cash outflows in the month of April also included the final payment of (Pounds)450,000 in deferred consideration for Write Works Ltd, in addition to costs incurred in relation to the Group's reorganisation of its WebTop operations which were transferred to Smartlogik on 8 May 2001.

On 9 May 2001, the Board announced that it had entered into a legally binding agreement regarding the sale of the name, customer list and debtor book of OfficeShopper, its online office supplies company, to Inkwell Direct, a division of the Howarine Calvert group of companies.

The only non-core business remaining within the Group is Sparza, where the cost base has been reduced and plans made for its closure. During the past month corporate overheads have also been curtailed, and the corporate centre is now focused exclusively on completing the restructuring for the ongoing business, Smartlogik.

Allen Thomas, Chairman of Bright Station, said:

"Smartlogik, the business around which the company is currently being restructured, continues to trade satisfactorily, despite the disruption that the current process inevitably causes.

Today's funding announcement shows institutional endorsement of the Smartlogik business and management and we are confident that Smartlogik will be able to deliver value to our shareholders under the revised corporate structure."

BRIGHT STATION PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
For the 3 months ended 31 March 2001

                                                                                                       Restated
                                                                                     -------------------------------------------
                                          Continuing    Discontinued                   Continuing   Discontinued
                                          operations     operations          Total     operations     operations          Total
                                                2001           2001           2001           2000           2000           2000
                                        (Pounds)'000   (Pounds)'000   (Pounds)'000    (Pounds)'000   (Pounds)'000  (Pounds)'000
Turnover                                    2,293            748          3,041           1,102         38,751         39,853
Cost of sales                                (262)          (420)          (682)           (146)       (17,377)       (17,523)
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                2,031            328          2,359             956         21,374         22,330
Distribution costs                         (1,711)          (175)        (1,886)           (210)        (5,835)        (6,045)
Administrative expenses                    (4,685)        (1,918)        (6,603)         (1,051)       (15,755)       (16,806)
-----------------------------------------------------------------------------------------------------------------------------
Operating loss                             (4,365)        (1,765)        (6,130)           (305)          (216)          (521)

Loss on disposal of ISD                         -              -              -               -       (106,045)      (106,045)
-----------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities after
 exceptional items                         (4,365)        (1,765)        (6,130)           (305)      (106,261)      (106,566)
----------------------------------------------------------------                  ----------------------------
Interest receivable                                                         143                                            80
Amounts written off investments                                            (181)                                            -
Interest payable                                                             (3)                                       (4,695)
-----------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before
 taxation                                                                (6,171)                                     (111,181)
Taxation on loss on ordinary activities                                       -                                          (282)
-----------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities after
  taxation                                                               (6,171)                                     (111,463)
Minority equity interests                                                     -                                           (21)
-----------------------------------------------------------------------------------------------------------------------------
Retained loss                                                            (6,171)                                     (111,484)
-----------------------------------------------------------------------------------------------------------------------------

Loss per share (pence)                                                     (3.6)                                        (71.9)
-----------------------------------------------------------------------------------------------------------------------------
Shares used in computing loss per
  share (thousands)                                                     172,615                                       155,061
-----------------------------------------------------------------------------------------------------------------------------

BRIGHT STATION PLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)
As of 31 March 2001

                                                                                          31 March        31 December
                                                                                              2001               2000
                                                                                      (Pounds)'000       (Pounds)'000
Fixed assets
Goodwill                                                                                     2,335              2,364
Tangible assets                                                                              1,908              1,445
Investments                                                                                    600                600
---------------------------------------------------------------------------------------------------------------------
                                                                                             4,843              4,409
---------------------------------------------------------------------------------------------------------------------
Current assets
Debtors                                                                                      4,748              3,310
Cash at bank and in hand                                                                     7,414             16,334
---------------------------------------------------------------------------------------------------------------------
                                                                                            12,162             19,644

Creditors (amounts falling due within one year)                                             (6,537)            (7,354)
---------------------------------------------------------------------------------------------------------------------
Net current assets                                                                           5,625             12,290
---------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                       10,468             16,699

Creditors (amounts falling due after more than one year)                                       (17)               (17)
---------------------------------------------------------------------------------------------------------------------
                                                                                            10,451             16,682
---------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                                                                      1,726              1,726
Share premium account                                                                      184,057            184,057
Shares to be issued                                                                            134                134
Profit and loss account                                                                   (175,466)          (169,235)
---------------------------------------------------------------------------------------------------------------------
Total equity shareholders' funds                                                            10,451             16,682
---------------------------------------------------------------------------------------------------------------------

Certain adjustments have been made to the carrying amount of certain fixed assets in the balance sheet as at 31 December 2000 as the result of the ongoing restructuring of the Group. These are detailed in note 2.

BRIGHT STATION PLC

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
For the 3 months ended 31 March 2001

                                                                                               2001             2000
                                                                                       (Pounds)'000     (Pounds)'000

Net cash (outflow)/inflow from operating activities                                          (8,072)           2,770
--------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest received                                                                               172               64
Interest paid on bank loans and overdrafts                                                        -           (1,472)
Interest paid on finance leases                                                                   -               (5)
--------------------------------------------------------------------------------------------------------------------
                                                                                                172           (1,413)
--------------------------------------------------------------------------------------------------------------------
Taxation paid                                                                                   (61)            (120)
--------------------------------------------------------------------------------------------------------------------
Capital expenditure
Payments to acquire intangible assets                                                             -           (2,008)
Payments to acquire tangible fixed assets                                                      (775)            (354)
Payments to acquire fixed asset investments                                                    (175)               -
--------------------------------------------------------------------------------------------------------------------
                                                                                               (950)          (2,362)
--------------------------------------------------------------------------------------------------------------------
Cash outflow before the use of liquid resources and financing                                (8,911)          (1,125)
--------------------------------------------------------------------------------------------------------------------

Financing
Net proceeds on issue of Ordinary share capital                                                   -               84
Debt due within one year
- Repayment of loans                                                                              -           (3,701)
- Repayment of capital element of finance leases                                                  -             (642)
--------------------------------------------------------------------------------------------------------------------
                                                                                                  -           (4,259)
--------------------------------------------------------------------------------------------------------------------
Decrease in cash                                                                             (8,911)          (5,384)
--------------------------------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT)

Decrease in cash in the period                                                               (8,911)          (5,384)
Cash used to decrease lease financing                                                             -              642
Cash used to repay loans                                                                          -            3,701
--------------------------------------------------------------------------------------------------------------------
Change in net debt from cash flows                                                           (8,911)          (1,041)
Other non-cash changes                                                                            -             (249)
Effect of foreign exchange rate changes                                                           -              520
--------------------------------------------------------------------------------------------------------------------
Movement in net funds/(debt) in period                                                       (8,911)            (770)
Net funds/(debt) at beginning of period                                                      16,297         (154,126)
--------------------------------------------------------------------------------------------------------------------
Net funds/(debt) at end of period                                                             7,386         (154,896)
--------------------------------------------------------------------------------------------------------------------

BRIGHT STATION PLC

For the 3 months ended 31 March 2001 (unaudited)

1.   Analysis of Revenues

                                                                              2000                                       2001
                                                 Qtr 1         Qtr 2         Qtr 3         Qtr 4         Total          Qtr 1
                                          (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000   (Pounds)'000
Continuing operations
Smartlogik                                         691           994         1,017         1,441         4,143          1,746
Other                                              411           419           476           498         1,804            547
                                             ---------    ----------      --------     ---------     ---------      ---------
Total continuing operations                      1,102         1,413         1,493         1,939         5,947          2,293
Discontinued operations                         38,751        11,294           875           775        51,695            748
                                             ---------    ----------     ---------     ---------     ---------      ---------
Total revenues                                  39,853        12,707         2,368         2,714        57,642          3,041
                                             =========    ==========     =========     =========     =========      =========

2. Post 31 December 2000 balance sheet events

On 28 February 2001, the Company made its preliminary announcement of its results for the year ended 31 December 2000. The loss before tax for the year was (Pounds)128,944,000.

This loss has been adjusted as follows:

                                                                                                                 (Pounds)'000
Original loss before tax per preliminary announcement                                                                (128,944)
Impairment adjustment (see below)                                                                                      (2,249)
Reclassification of capital development costs relating to ISD                                                            (501)
                                                                                                                 ------------
Loss before tax                                                                                                      (131,694)
                                                                                                                 ============

On 30 April 2001 the Group announced its intention to refocus its business operations with the resultant sale or closure of its e-commerce activities, comprising officeshopper and Sparza, and curtailment of head office activities.

The decision to refocus the activities of the business as described above provided evidence of an impairment in value that had occurred prior to the balance sheet date. An impairment review of the carrying value of the fixed assets held in the balance sheet at 31 December 2000 has been performed and an adjustment to the carrying value was made as above.

The impairment of fixed assets was calculated as follows:

                                                                                                   Carrying
                                                                               Original               value
                                                                                   2000         adjustments              2000
                                                                           (Pounds)'000        (Pounds)'000      (Pounds)'000
FIXED ASSETS
Intangible assets                                                                   295                (295)                -
Goodwill                                                                          2,621                (257)            2,364
Tangible assets                                                                   2,398                (953)            1,445
Investments                                                                       1,344                (744)              600
                                                                           ------------        ------------      ------------
                                                                                  6,658              (2,249)            4,409
                                                                           ============        ============      ============

A change was also made to the exceptional loss on the disposal of ISD as a result of reclassification of capitalised development costs. The effect of this change has also been detailed above.

BRIGHT STATION PLC
For the 3 months ended 31 March 2001 (unaudited)

3. Reconciliation of operating loss to net cash (outflow)/inflow from operating activities

                                                                       31 March            31 March
                                                                           2001                2000
                                                                   (Pounds)'000        (Pounds)'000
Operating loss                                                           (6,130)               (521)
Depreciation charges                                                        307               1,501
Amortisation of goodwill                                                     32                   -
Amortisation of development costs                                             -               2,878
Profit on disposal of intangible fixed assets                                 -                 (56)
Loss on disposal of fixed asset investments                                   -                  93
Loss on disposal of tangible fixed assets                                     3                   1
Increase in debtors                                                      (1,719)             (1,448)
(Decrease)/increase in creditors                                           (546)              6,420
Exchange variances                                                          (19)             (4,257)
Cash cost of restructuring                                                    -                 (73)
Other working capital movements                                               -                  (5)
Other adjustments for non-cash items                                          -              (1,763)
                                                                   ------------        ------------
Net cash (outflow)/inflow from operating activities                      (8,072)              2,770
                                                                   ------------        ------------

4.   Discontinued activities

The quarterly financial statements for the 3 months ending 31 March 2001 have been restated to reflect the reclassification of the e-commerce business, comprising Sparza and OfficeShopper, as discontinued.

5.   Administrative expenses

Administrative expenses for the quarter ending 31 March 2001 include non-recurring costs relating to the Group restructuring.

6.   Post Balance Sheet events

Disposal of OfficeShopper assets

On 9 May 2001, the board announced that it had entered into a legally binding agreement regarding the sale of the name, customer list and debtor book of OfficeShopper, its online office supplies company, to Inkwell Direct, a division of the Howarine Calvert group of companies for consideration of up to (Pounds)450,000, payable in cash.

Placing and Open Offer

On 31 May 2001, the Group announced its proposed Placing and Open Offer of 270,000,000 new shares of 1p each subject to approval by shareholders at an Extraordinary General Meeting of the Company. The estimated proceeds of the Placing and Open Offer of approximately (Pounds)12 million net of expenses, are required for the Group to be able to continue in operational existence for the foreseeable future.

These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended 31 December 1999 have been reported on by PricewaterhouseCoopers, and delivered to the Registrar of Companies. The audit report for the year ended 31 December 1999 was not qualified and neither did it contain any statements under Section 237(2) or (3) of the Companies Act 1985. The auditors expect to issue an unqualified, but modified opinion for the year ended 31 December 2000. The modified opinion is expected to contain an explanatory paragraph relating to a fundamental uncertainty concerning the going concern basis of preparation for the financial statements being dependent upon the successful completion of the Placing and Open Offer."

                                    PART V

                 OTHER FINANCIAL INFORMATION ON BRIGHT STATION

A.   NATURE OF FINANCIAL INFORMATION

The financial information set out in this Part V has been extracted without material adjustment from the audited consolidated financial statements of Bright Station for the financial years ended 31 December 2000 and 31 December 1999. It represents profit and loss accounts and cash flow statements and associated notes for the three years ended 31 December 2000, balance sheets as at 31 December 1998, 1999 and 2000, and associated notes as at 31 December 1999 and 2000. However, some notes to the financial statements in relation to the parent company and share options have been excluded.

The financial information concerning Bright Station does not constitute statutory accounts within the meaning of section 240 of the Act. The financial statements for the year ended 31 December 2000 have been reported on by the Company's auditors, PricewaterhouseCoopers, but have not been delivered to the Registrar of Companies. The financial statements for the years ended 31 December 1999 and 31 December 1998 have been reported on by PricewaterhouseCoopers, and delivered to the Registrar of Companies. The audit report for the year ended 31 December 2000, while unqualified contains an explanatory paragraph making reference to a fundamental uncertainty concerning the going concern basis of preparation of the financial statements being dependent upon the successful completion of the Placing and Open Offer as follows:

"Fundamental Uncertainty: Going Concern

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the basis of preparation. The financial statements have been prepared on the going concern basis and the validity of this depends on the successful execution of the restructuring plan and the Company receiving the anticipated (Pounds)12.0 million of funds (net of expenses) from the Placing and Open Offer, which is conditional, inter alia, on approval by the shareholders at an Extraordinary General Meeting. The financial statements do not include any adjustments that would result from failure to obtain such funds. Details of the circumstances relating to this fundamental uncertainty are described in Note 1 to the financial statements. Our opinion is not qualified in this respect."

The audit reports for the years ended 31 December 1998 and 31 December 1999 were unqualified. None of the audit reports contained any statements under section 237(2) or (3) of the Companies Act 1985.

The comparative figures for the year ending 31 December 1999 as disclosed in the financial statements for the year ending 31 December 2000 have been restated to reflect a change in accounting policy as regards the treatment of research and development costs relating to the non-ISD businesses. See Note 1 Accounting policies for further details. Despite the restatement there has been no material change in the results for the year ending 31 December 1999.

Amounts disclosed for the year ended 31 December 1999 in respect of amounts written off investments and discontinued activities have been re-presented to conform with the presentation adopted for the year ended 31 December 2000.

Due to the restatement discussed above the financial information has been presented in two formats. The profit and loss account provided in Section B details the results as disclosed in the financial statements for the year ended 31 December 2000 including the restated 1999 financial information.

The profit and loss account provided in Section C details the results as disclosed in the financial statement for the year ended 31 December 1999 including the 31 December 1999 and 1998 results as originally presented in the annual report. This 1999 information is presented as 'original 1999'.

The balance sheet and cash flow statement are presented in four columns including both the restated and original 1999 figures.

Continuing operations for the years ended 31 December 2000 comprise the Web Services Division (including the Smartlogik businesses), the eCommerce division, the Ventures division and Head Office.

Discontinued operations represent the ISD operations disposed of during the year ended 31 December 2000.

B. CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the years ended 31 December 2000 and 1999

                                                                                                                 Restated
                                                                                                       --------------------------
                                                 Continuing  Discontinued                  Continuing  Discontinued
                                      Notes      Operations    Operations         Total    Operations    Operations         Total
                                                       2000          2000          2000          1999          1999          1999
                                               (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
Turnover                                  2           8,498        49,144        57,642         9,319       165,133       174,452
Cost of sales                                        (2,044)      (22,100)      (24,144)       (1,389)      (66,785)      (68,174)
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                          6,454        27,044        33,498         7,930        98,348       106,278
Distribution costs                                   (2,646)       (7,613)      (10,259)       (1,144)      (20,974)      (22,118)
Administrative expenses
                                           ----------------------------------------------   ---------------------------------------
 Recurring                                 |        (21,875)      (15,789)      (37,664)|   |  (8,290)      (47,483)      (55,773)|
 Exceptional provision for                 |                                            |   |                                     |
  diminution in value of goodwill          |         (4,084)            -        (4,084)|   |       -             -             - |
 Amortisation of development costs         |              -        (3,656)       (3,656)|   |       -        (9,142)       (9,142)|
                                           ----------------------------------------------   ---------------------------------------
Total administrative expenses                       (25,959)      (19,445)      (45,404)       (8,290)      (56,625)      (64,915)
-----------------------------------------------------------------------------------------------------------------------------------
Operating (loss)/profit before             ----------------------------------------------   ---------------------------------------
 exceptional item                       2,4|        (18,067)          (14)      (18,081)|   |  (1,504)       20,749        19,245 |
Exceptional item                           |         (4,084)            -        (4,084)|   |       -             -             - |
                                           ----------------------------------------------   ---------------------------------------
Operating (loss)/profit                             (22,151)          (14)      (22,165)       (1,504)       20,749        19,245
Loss on disposal of ISD                   5               -      (101,688)     (101,688)            -             -             -
Loss on termination of subsidiary         5               -             -             -             -          (911)         (911)
---------------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities                (22,151)     (101,702)     (123,853)       (1,504)       19,838        18,334
                                                    ========     =========                     =======       ======
Interest receivable                                                                 762                                       305
Amounts written off investments           7                                      (1,944)                                   (4,619)
Interest payable and similar charges      8                                      (6,659)                                  (18,366)
---------------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities before
 taxation                                                                      (131,694)                                   (4,346)
Taxation on (loss) on
 ordinary activities                     10                                        (271)                                   (1,478)
---------------------------------------------------------------------------------------------------------------------------------
Loss on ordinary activities after
 taxation                                                                      (131,965)                                   (5,824)
Minority equity interests                                                           (37)                                      (50)
---------------------------------------------------------------------------------------------------------------------------------
Retained deficit                           24                                    (132,002)                                   (5,874)
-----------------------------------------------------------------------------------------------------------------------------------
Loss per share (pence)                     11                                       (79.2)                                     (3.9)
-----------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED LOSSES GAINS AND

                                                                                                                           Restated
                                                                                                           2000                1999
                                                                                                   (Pounds)'000        (Pounds)'000
Loss for the financial year                                                                           (132,002)              (5,874)
Consolidated translation differences on foreign
 currency net investments                                                                               (4,008)              (5,491)
-----------------------------------------------------------------------------------------------------------------------------------
Total recognised losses for the financial year                                                        (136,010)             (11,365)
Prior year adjustment                                                                                     (776)
---------------------------------------------------------------------------------------------------------------
Total losses since last annual report                                                                 (136,786)
---------------------------------------------------------------------------------------------------------------

The prior year adjustment results from the change in accounting policy relating to development costs (see note 1).

The profit and loss accounts shown above have been prepared on a historical cost basis.

C.  CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the years ended 31 December 1999 and 1998

                                                                                             Original
                                                                                                 1999             1998
                                                                                 Notes   (Pounds)'000     (Pounds)'000
Turnover                                                                             2        174,452           170,762
Cost of sales                                                                                 (68,174)          (71,618)
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                                                                  106,278            99,144
Distribution costs                                                                            (22,118)          (21,560)
Administrative expenses                                                                       (54,677)          (46,798)
Amortisation/write-off of development costs                                      10,11         (9,749)           (7,760)
Amounts written off investments                                                      7         (4,619)           (2,300)
-----------------------------------------------------------------------------------------------------------------------
Operating profit                                                                   2,4         15,115            20,726
Exceptional item - provision for closure of business                                 5           (911)                -
Exceptional item - gain on sale of fixed asset investments                                          5                 -
Interest receivable                                                                               305               205
Interest payable and similar charges                                                 8        (18,366)          (17,436)
-----------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities before taxation                                           (3,857)            5,564
Taxation on (loss)/profit on ordinary activities                                    10         (1,478)             (769)
-----------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities after taxation                                            (5,335)            4,795
Minority equity interests                                                           26            (50)             (356)
-----------------------------------------------------------------------------------------------------------------------
Retained (deficit)/profit                                                           24         (5,385)            4,439
-----------------------------------------------------------------------------------------------------------------------
(Loss)/earnings per share (pence)                                                   11           (3.5)              2.9
Fully diluted (loss)/earnings per share (pence)                                     11                              2.7
-----------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES the years ended 31 December 1999 and 1998

                                                                                             Original
                                                                                                 1999              1998
                                                                                         (Pounds)'000      (Pounds)'000
(Loss)/gain for the financial year                                                             (5,385)            4,439
Consolidated translation differences on foreign currency net investments                       (5,491)              680
-----------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses for the financial year                                      (10,876)            5,119
-----------------------------------------------------------------------------------------------------------------------

The profit and loss accounts shown above have been prepared on a historical cost basis.

D.  CONSOLIDATED BALANCE SHEET
as at December 2000, 1999 and 1998

                                                                                Restated        Original
                                                                    2000            1999            1999               1998
                                                    Notes   (Pounds)'000    (Pounds)'000    (Pounds)'000       (Pounds)'000
Fixed assets
Intangible assets                                      12              -          26,254          27,030             23,154
Goodwill                                               13          2,364           9,805           9,805              7,676
Tangible assets                                        14          1,445          14,338          14,338             17,870
Investments                                            15            600           9,635           9,635             12,354
---------------------------------------------------------------------------------------------------------------------------
                                                                   4,409          60,032          60,808             61,054
---------------------------------------------------------------------------------------------------------------------------
Current assets
Stock                                                                  -              60              60                221
Debtors                                                16          3,310          36,690          36,690             42,781
Assets held for resale                                                 -               -               -                992
Cash and bank deposits                                            16,334          10,521          10,521              4,494
---------------------------------------------------------------------------------------------------------------------------
                                                                  19,644          47,271          47,271             48,488
Creditors (amounts falling due within one year)        17         (7,354)        (71,574)        (71,574)           (58,845)
---------------------------------------------------------------------------------------------------------------------------
Net current assets/(liabilities)                                  12,290         (24,303)         24,303            (10,357)
---------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                             16,699          35,729          36,505             50,697
Creditors (amounts falling due after
 more than one year)                                   18            (17)       (137,370)       (137,370)          (139,741)
Provisions for liabilities and charges                 19              -          (1,430)         (1,430)            (4,697)
---------------------------------------------------------------------------------------------------------------------------
Net assets/(liabilities)                                          16,682        (103,071)       (102,295)           (93,741)
---------------------------------------------------------------------------------------------------------------------------
Capital and reserves - equity
Called up share capital                                21          1,726           1,549           1,549              1,514
Share premium account                                  22        184,057         154,949         154,949            152,128
Shares to be issued                                    23            134             967             967                967
Profit and loss account                                24       (169,235)       (261,079)       (260,303)          (249,427)
---------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                             25         16,682        (103,614)       (102,838)           (94,818)
Minority equity interest                               26              -             543             543              1,077
---------------------------------------------------------------------------------------------------------------------------
Total shareholders' funds                                         16,682        (103,071)       (102,295)           (93,741)
---------------------------------------------------------------------------------------------------------------------------

E. CONSOLIDATED CASH FLOW STATEMENT
for the years ended 31 December 2000, 1999 and 1998

                                                                                            Restated       Original
                                                                                 2000           1999           1999           1998
                                                                  Notes  (Pounds)'000   (Pounds)'000   (Pounds)'000   (Pounds)'000
Net cash (outflow)/inflow from
 operating activities                                                28       (11,229)        32,807         33,583         34,151
----------------------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest received                                                                 782            303            303            205
Interest paid on bank loans and overdrafts                                     (7,798)       (16,945)       (16,945)       (15,251)
Interest paid on finance leases                                                   (25)          (106)          (106)           (46)
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (7,041)       (16,748)       (16,748)       (15,092)
----------------------------------------------------------------------------------------------------------------------------------
Taxation paid                                                                    (248)          (911)          (911)          (349)
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditure
Payments to acquire and develop intangible assets                              (2,896)       (11,402)       (12,178)       (11,762)
Payments to acquire tangible fixed assets                                      (2,747)        (4,536)        (4,536)        (7,223)
Payments to acquire fixed asset investments                                    (1,824)             -              -              -
Receipts from sale of tangible fixed assets                                        99             78             78            211
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (7,368)       (15,860)       (16,636)       (18,775)
----------------------------------------------------------------------------------------------------------------------------------
Acquisitions and disposals
Purchase of subsidiary undertakings                                              (257)             -              -           (965)
Cash impact of revisions to fair values                                             -              -              -         (2,284)
Payments to acquire minority interests in a
 subsidiary undertaking                                                             -           (428)          (428)        (1,720)
Net cash acquired with subsidiary undertakings                                      -              -              -            (33)
Investment in joint venture                                                         -         (1,235)        (1,235)        (1,086)
Expenses in connection with purchase of
 subsidiary undertakings                                                            -              -              -           (471)
Proceeds from sale of assets held for resale/investment                         2,537            777            777          7,123
Expenses in connection with the sale of assets held for resale                      -           (303)          (303)             -
Payment of deferred consideration                                              (1,430)             -              -              -
Cash transferred with sale of ISD                                              (4,813)             -              -              -
Expenses in relation to sale of ISD                                            (4,910)             -              -              -
Proceeds from sale of ISD                                                     185,474              -              -              -
----------------------------------------------------------------------------------------------------------------------------------
                                                                              176,601         (1,189)        (1,189)           564
----------------------------------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) before the use of liquid resources
 and financing                                                                150,715         (1,901)        (1,901)           500
----------------------------------------------------------------------------------------------------------------------------------
Management of liquid resources
Cash withdrawn from deposit                                          29             -              -              -            620
----------------------------------------------------------------------------------------------------------------------------------
Financing
Net proceeds on issue of Ordinary Share Capital                                28,299            142            142            458
Debt due within one year - Increase in borrowings                                   -         13,187         13,187              -
Debt due within one year - Increase in finance leases                               -          1,549          1,549              -
Debt due within one year - Repayment of loans                                (172,559)       (22,004)       (22,004)        (9,551)
Debt due after one year - New secured loan                                          -         15,593         15,593              -
Debt due after one year - Increase in finance leases                                -          1,509          1,509              -
Expenses on raising of Senior Credit Facility and Senior
 Subordinated Notes                                                                 -         (1,246)        (1,246)           (29)
Repayment of capital element of finance leases                                   (642)          (525)          (525)          (549)
----------------------------------------------------------------------------------------------------------------------------------
                                                                             (144,902)         8,205          8,205         (9,671)
----------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                                                     5,813          6,304          6,304         (8,551)
----------------------------------------------------------------------------------------------------------------------------------

Reconciliation of net cash flow to movement in net (debt)/funds
Increase/(decrease) in cash in the period                                       5,813          6,304          6,304         (8,551)
Cash used to decrease lease financing                                             642            525            525            549
Cash acquired from issue of debt (net of expenses)                                  -        (27,533)       (27,533)            29
Cash used to repay loans                                                      172,559         22,004         22,004          9,551
Cash acquired from sale and leaseback                                               -         (3,058)        (3,058)             -
Decrease in liquid resources and cash deposits with
 original maturity dates of more than one year                                      -              -              -           (620)
----------------------------------------------------------------------------------------------------------------------------------
Change in net (debt)/funds from cash flows                                    179,014         (1,758)        (1,758)           958
Other non-cash changes                                                         (6,125)        (1,274)        (1,274)          (946)
New finance leases                                                                (37)        (3,614)        (3,614)             -
Finance lease obligations transferred to ISD                                    5,724              -              -              -
Effect of foreign exchange rate changes                                        (5,300)        (5,242)        (5,242)         1,695
----------------------------------------------------------------------------------------------------------------------------------
Movement in net (debt)/funds in period                                        173,276        (11,888)       (11,888)         1,707
Net debt at beginning of period                                              (156,979)      (145,091)      (145,091)      (145,904)
----------------------------------------------------------------------------------------------------------------------------------
Net funds/(debt) at end of period                                    30        16,297       (156,979)      (156,979)      (144,197)
----------------------------------------------------------------------------------------------------------------------------------

F.  NOTES TO THE FINANCIAL STATEMENTS

1 . ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with accounting standards applicable in the United Kingdom.

Going concern

The financial statements have been prepared on the going concern basis in anticipation of the receipt of the estimated proceeds of approximately (Pounds)12.0 million, net of expenses, from the proposed Placing and Open Offer which was formally approved by the Directors on 12 June 2001. Further details are contained in note 32.

The Placing and Open Offer is conditional inter alia, on approval by shareholders at an Extraordinary General Meeting to be held on 6 July 2001.

Without the above injection of capital the Group would be unable to continue in operational existence for the foreseeable future and the going concern basis would be inappropriate. Adjustments would then have to be made to reduce the balance sheet amounts of assets to their recoverable amounts, to provide for further liabilities that might arise and to reclassify fixed assets and long-term liabilities as current assets and liabilities.

Whilst there is uncertainty at present as to the outcome of the matter mentioned above, the Directors believe that it is appropriate for the financial statements to be prepared on the going concern basis.

The following principal accounting policies have been applied:

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Group accounts

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (the "Group"). All intercompany transactions and balances have been eliminated. The accounts include the results of subsidiaries acquired during the year from the relevant date of acquisition other than those subsidiaries acquired with a view to resale. They also include the results of subsidiaries disposed of during the year up to the relevant date of disposal.

Goodwill

Prior to 1 January 1998, goodwill arising as the difference between the cost of acquisition of a subsidiary and the fair value of its net assets at the date of acquisition was written off to reserves in the year of acquisition. Goodwill arising on acquisitions since 1 January 1998 is capitalised and subsequently written off over its estimated useful life, which currently ranges from 10-20 years. Where necessary, adjustments to provisional fair values of net assets acquired are adjusted to goodwill in the first full year following the acquisition. Impairment reviews on the carrying amount of goodwill are performed on an annual basis and any permanent diminution in value identified is charged to the profit and loss account.

Turnover and revenue recognition

Turnover includes licence fees for technology sales, ongoing maintenance fees and consultancy work. Revenues on such items are recognised when the Company has fulfilled all of its significant performance obligations. Turnover also arises on the provision of long term government contracts the sale of office goods and supplies.

Turnover relating to discontinued activities represents database subscription sales, online and charges and design and implementation fees at invoiced amounts, exclusive of value added and sales taxes. Subscription revenues are recognised when contractually due and invoiced. The costs fulfilling obligations under the terms of the subscription contract are accrued at the time the is recognised. Online and usage charges are recognised as the service is provided. Most subscriptions are due and invoiced either annually or semi-annually in advance and recognised in full at commencement of the subscription term. Some of the Group's US operations billed monthly their `modular pricing' scheme, whereby subscriptions for access to the Group's service are raised on monthly basis and accounted for accordingly. Annual CD-ROM usage fees are deferred and amortised over the life of the contract.

Fixed assets

Fixed assets are stated at cost. Depreciation is provided to write off the cost, less estimated value, of all tangible fixed assets over their expected useful lives. It is calculated at the following rates:

Equipment including personal computers      - 33% straight line
Motor vehicles                              - 25% straight line
Fixtures and fittings                       - 20% straight line
Leasehold improvements                      - shorter of remaining lease period
                                              and 20% straight line
Mainframe computers                         - 20% straight line

Leasehold improvements relate to the cost of refurbishment of the Group's short leasehold properties.

Stocks

Stocks, which comprise consumable items, are stated at the lower of cost and net realisable value.

Foreign currency

Transactions denominated in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Transactions to be settled at a contract rate are recorded at that rate. Any gains or losses from the translation of transactions denominated in foreign currencies are included in the results of the operation. Assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling at the year end. Profit and losses of overseas companies are translated at average rates of exchange for the period. Exchange differences arising out of the translation of accounts of foreign subsidiaries, net of associated borrowings, are taken to reserves.

Financial Instruments

Changes in the value of forward foreign exchange contracts are recognised in the results in the same period as changes in the values of the assets and liabilities they are intended to hedge. Any interest receipts arising from the interest rate cap are matched to those arising from the underlying debt position.

Intangible fixed assets

Historically it has been the Group's policy to capitalise costs associated with the development of the host computer systems and the development of new products. In the year 2000, following the disposal of ISD, the Group's business comprised the eCommerce, Web Solutions and Ventures divisions. In recognition of the fact that these divisions are not mature and in light of changing industry practice, the Group decided to change its accounting policy such that development costs associated with these divisions are expensed to the profit and loss account as incurred.

The results for 2000 have been prepared on this revised basis, while the results for 1999 have been restated to reflect this change in policy. The impact of the restatement on the comparative profit and loss account for 1999 is an increase to the loss of (Pounds)489,000 and the cumulative effect on the Group's reserves as at 1 January 2000 amounts to a decrease of (Pounds)776,000. No such costs were capitalised during the year ended 31 December 2000 and it would therefore be inappropriate to estimate the effect of the restatement on the profit and loss account for this period.

Fixed asset investments

Investments in subsidiaries and other fixed asset investments are stated in the balance sheet at cost. Provision is made in full for diminution in value if considered permanent.

Deferred taxation

Provision is made for timing differences between the treatment of certain items for taxation and accounting purposes, to the extent that it is probable that a liability or asset will crystallise.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership ('finance leases'), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account except for that proportion relating to assets wholly used for ISD product development.

Lease payments are analysed between capital and interest using the actuarial method. The interest is charged to the profit and loss account except for that proportion relating to assets wholly used for ISD product development. The capital part reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the lease term except where the costs are capitalised as development costs.

Pension costs

For the year ended 31 December 2000, the Group operated defined contribution pension schemes in the UK, US and Switzerland. The amount of contributions payable to the pension schemes are charged to the profit and loss account as incurred.

Finance costs

Borrowings are stated net of the associated costs of raising the finance. Such finance costs are charged to the profit and loss account over the term of the related borrowing, increasing the outstanding borrowing to the amount of the debt at the maturity date.

Warrants

Net proceeds from the issue of warrants are credited to equity upon issue. Where warrants are issued in conjunction with debt, the net proceeds are allocated between equity and debt based upon their respective fair values at the time of issue.

2.  SEGMENTAL ANALYSIS

Analyses by class of business of turnover, operating (loss)/profit and net assets/(liabilities) are stated below. The Information Services Division ("ISD") was sold to Thomson Corporation in May 2000 and all segmental information disclosed below in respect of Information Services is discontinued.

The composition of turnover is analysed as follows:

                                                                                          2000            1999              1998
                                                                                  (Pounds)'000    (Pounds)'000      (Pounds)'000

Information Services:
-   Usage sales                                                                         41,604         132,631           136,992
-   Subscription sales                                                                   2,605           8,891            10,561
-   CD-ROM sales                                                                         2,005           7,465             8,737
-   Other sales/(1)/                                                                     2,930          16,146             9,021
                                                                                   -----------     -----------       -----------
                                                                                        49,144         165,133           165,311
Web solutions/(2)/                                                                       5,947           7,917             4,010
eCommerce                                                                                2,496           1,402                77
Other                                                                                       55               -             1,364
                                                                                   -----------     -----------       -----------
                                                                                        57,642         174,452           170,762
                                                                                   ===========     ===========       ===========

/(1)/ Includes (Pounds)12.6 million in respect of the sale of exclusive distribution rights in 1999.

/(2)/  Includes (Pounds)4.0 million in respect of technology sales in 1999.

The composition of operating (loss)/profit is analysed as follows:

                                                                                      Restated        Original
                                                                          2000            1999            1999              1998
                                                                  (Pounds)'000    (Pounds)'000    (Pounds)'000      (Pounds)'000

Information Services                                                       (14)         18,258          13,639            21,422
Web solutions                                                           (6,217)          2,220           2,692               953
eCommerce                                                               (9,509)         (1,233)         (1,216)              (59)
Other                                                                   (6,425)              -               -               601
                                                                  ------------     -----------     -----------       -----------
                                                                       (22,165)         19,245          15,115            22,917
                                                                  ============     ===========     ===========       ===========

The `Other' category relates to royalties earned from the provision of hotel Internet access in 1998 and in 2000 relates to the Ventures division and corporate overheads. Following the disposal of ISD, corporate overheads, including those of the Ventures division, have been reported separately from the other divisions.

The composition of net assets/(liabilities) is analysed as follows:

                                                                                      Restated        Original
                                                                          2000            1999            1999              1998
                                                                  (Pounds)'000    (Pounds)'000    (Pounds)'000      (Pounds)'000

Information Services                                                         -          57,632          57,632            52,532
Web solutions                                                           (5,501)          1,294           2,053             2,209
eCommerce                                                               (7,526)          (318)            (301)              (23)
Other                                                                   13,180)              -               -                 -
                                                                  ------------     -----------     -----------       -----------
                                                                           153          58,608          59,384            54,718
Unallocated net assets/(liabilities)                                    16,529        (161,679)       (161,679)         (148,459)
                                                                  ------------     -----------     -----------       -----------
                                                                        16,682        (103,071)       (102,295)          (93,741)
                                                                  ============     ===========     ===========       ===========

Unallocated net assets/(liabilities) comprise cash deposits and borrowings.

The geographical composition of turnover by source is analysed as follows:

                                                                                  2000            1999               1998
                                                                          (Pounds)'000    (Pounds)'000       (Pounds)'000

United Kingdom                                                                  11,414          22,764             17,243
North America                                                                   38,697         131,997            129,478
Continental Europe                                                               7,531          15,271             17,231
Rest of the World                                                                    -           4,420              6,810
                                                                           -----------     -----------        -----------
                                                                                57,642         174,452            170,762
                                                                           ===========     ===========        ===========


The geographical composition of turnover by destination is analysed as follows:

                                                                                  2000            1999               1998
                                                                          (Pounds)'000    (Pounds)'000       (Pounds)'000

United Kingdom                                                                  11,892          21,661             24,374
North America                                                                   30,289          80,626             91,845
Continental Europe                                                               9,390          26,234             24,547
Rest of the World                                                                6,071          45,931             29,996
                                                                           -----------     -----------        -----------
                                                                                57,642         174,452            170,762
                                                                           ===========     ===========        ===========

The geographical composition of operating (loss)/profit is analysed as follows:

                                                                              Restated        Original
                                                                  2000            1999            1999               1998
                                                          (Pounds)'000    (Pounds)'000    (Pounds)'000       (Pounds)'000

United Kingdom                                                (24,279)          (9,859)        (13,989)           (12,639)
North America                                                     882           31,559          31,559             31,111
Continental Europe                                              1,325           (2,088)         (2,088)             1,508
Rest of the World                                                 (93)            (367)           (367)               746
                                                           -----------     -----------     -----------        -----------
                                                              (22,165)          19,245          15,115             20,726
                                                           ===========     ===========     ===========        ===========

The operating (loss)/profit for the United Kingdom for the periods under review includes the central costs associated with the Group's worldwide head office functions.

The composition of net assets/(liabilities) by location is presented on a basis consistent with the segmental analysis of operating profit/(loss). The assets in any location are not necessarily matched with the turnover in that location. The net assets and total assets for the United Kingdom for the periods under review include those associated with the Group's worldwide head office functions.

The geographical composition of net assets/(liabilities) is analysed as follows:

                                                                              Restated        Original
                                                                  2000            1999            1999               1998
                                                          (Pounds)'000    (Pounds)'000    (Pounds)'000       (Pounds)'000

United Kingdom                                                    (127)         14,971          15,747             13,003
North America                                                      293          40,756          40,756             37,720
Continental Europe                                                 (13)          2,460           2,460              2,481
Rest of the World                                                    -             421             421              1,514
                                                           -----------     -----------     -----------        -----------
Net operating assets                                               153          58,608          59,384             54,718
Unallocated net liabilities                                     16,529        (161,679)       (161,679)          (148,459)
                                                           -----------     -----------     -----------        -----------
                                                                16,682        (103,071)       (102,295)           (93,741)
                                                           ===========     ===========     ===========        ===========

3. STAFF NUMBER AND COSTS
Staff costs (including Directors) consist of:


                                                      2000           1999             1998
                                              (Pounds)'000   (Pounds)'000     (Pounds)'000
Wages and salaries                                  18,024         34,091           32,529
Social security costs                                1,887          3,878            2,997
Other pension costs                                    499            945              910
                                               -----------    -----------      -----------
                                                    20,410         38,914           36,436
                                               ===========    ===========      ===========

The average number of full-time employees during the year was:

                                                      2000           1999             1998
                                              (Pounds)'000   (Pounds)'000     (Pounds)'000
United Kingdom                                         250            308              275
North America                                          178            560              573
Continental Europe                                      37            110               99
Rest of the World                                       11             74               78
                                               -----------    -----------      -----------
                                                       476          1,052            1,025
                                               ===========    ===========      ===========

Pension arrangements

The Group operates defined contribution pension schemes in the UK. The pension cost charge representing contributions payable by the Group to the funds amounted to (Pounds)499,000 (1999: (Pounds)945,000; 1998: (Pounds)910,000). The
assets of all the schemes are held by independent custodians and kept entirely separate from the assets of the Group.

4. OPERATING (LOSS)/PROFIT

This is arrived at after charging/(crediting):

                                                                               Restated        Original
                                                                    2000           1999            1999               1998
                                                            (Pounds)'000   (Pounds)'000    (Pounds)'000       (Pounds)'000
Hire of plant and machinery - operating leases                     1,163             60              60                  -
Hire of other assets - operating leases                            1,990          4,613           4,613              5,160
Depreciation:
-  on owned assets                                                 2,702          6,964           6,964              7,069
-  on leased assets                                                    2            518             518                893
-  impairment of tangible fixed assets                               953              -               -                  -
Amortisation/write-off:
-  of development costs                                            3,623          9,047           9,334              7,699
-  of goodwill                                                       617            415             415                 61
-  impairment of intangible fixed assets                             295              -               -                  -
Auditors' remuneration                                               110            252             252                229
Exceptional provision for diminution of goodwill                   4,084              -               -                  -
(Loss)/Gain on foreign currency translations                          48           (119)           (119)              (290)
Loss on disposal of fixed assets                                     195            631             631                 17
                                                             ===========    ===========     ===========        ===========

The auditors' remuneration includes amounts in respect of the parent company for the year ended 31 December 2000 of (Pounds)60,000 (1999: (Pounds)100,000; 1998:
(Pounds)100,000)

Additional fees paid to PricewaterhouseCoopers for non-audit services amounted to (Pounds)978,000 in 2000 (1999: (Pounds)52,000, 1998: (Pounds)8,000)

The exceptional provision of (Pounds)4.1 million is against the carrying value of goodwill in its eCommerce division, arising principally on the Write Works acquisition, see note 13.

The loss for the year attributable to shareholders, dealt with in the accounts of Bright Station plc, is:

                                                Restated       Original
                                     2000           1999           1999             1998
                             (Pounds)'000   (Pounds)'000   (Pounds)'000     (Pounds)'000
                                  (35,027)      (103,843)      (103,340)          (9,016)
                             ============   ============   ============     ============

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the company is not presented.

5.  EXCEPTIONAL ITEMS CHARGED AFTER OPERATING (LOSS)/PROFIT
2000
The Information Services Division was disposed of on 4 May 2000. The loss on disposal of this division was (Pounds)101.7 million. Further information on this loss is provided in note 6.

It is estimated that this disposal gives rise to a tax capital loss of approximately (Pounds)51 million.

1999
The provision for closure of business of (Pounds)911,000 booked during the year ended 31 December 1999 relates to the closure of its former subsidiary distributor in Japan, KMK DigiTex Co. Limited.

1998
On 6 May 1998, the Group disposed of its investment in NewsEDGE Corporation, an online service provider, for net proceeds, of (Pounds)3.9 million. This resulted in a book profit on the disposal of (Pounds)1.0 million.

On 13 May 1998, the Company disposed of its investment in Easynet Group plc, an Internet and telecommunications company, for net proceeds, after associated expenses, of (Pounds)3.2 million. This resulted in a book profit on the disposal of (Pounds)1.1 million.

6. LOSS ON DISPOSAL OF INFORMATION SERVICES DIVISION

On 4 May 2000, the Company disposed of its Information Services Division to Thomson Corporation and realised a loss on disposal of (Pounds)101.7 million. The loss arose as follows:

                                                                             2000
                                                                     (Pounds)'000
Net proceeds                                                              175,428
Less:
 Net assets disposed of (see below)                                       (43,637)
 Goodwill previously written off to reserves                             (227,854)
 Unamortised finance costs                                                 (5,625)
                                                                      -----------
                                                                         (101,688)
                                                                      ===========
Net assets disposed of:
 Fixed assets                                                              45,569
 Current assets                                                            41,302
 Current liabilities                                                      (34,567)
 Long-term liabilities                                                     (8,087)
 Minority interests                                                          (580)
                                                                      -----------
                                                                           43,637
                                                                      ===========

7.   AMOUNTS WRITTEN OFF INVESTMENTS

2000

For the year ended 31 December 2000, the Company has reviewed the carrying amount of its investments, and has provided (Pounds)1.9 million against the carrying value of its portfolio of minority investments.

1999

The amounts written off investments during the year ended 31 December 1999 comprised (Pounds)3.2 million in respect of the Company's remaining investment in eHotel (formerly 4th Network), reflecting further delays in its proposed initial public offering. In addition, a provision of (Pounds)1.4 million was made against the Company's investment in Frost and Sullivan Electronic Distribution LLC reflecting concerns over the value of certain of its exclusive online distribution rights.

1998

An exceptional write-down of (Pounds)2.3 million was charged to the profit and loss account relating to the Company's investment in eHotel.

8.   INTEREST PAYABLE AND SIMILAR CHARGES

                                                                                2000            1999              1998
                                                                        (Pounds)'000    (Pounds)'000      (Pounds)'000
Bank loans and overdrafts:
- on Senior Subordinated Notes                                                 4,151          12,268            12,013
- on Senior Credit Facility                                                    1,769           4,585             4,399
- amortisation of debt fees                                                      500           1,274               946
- on bank overdrafts                                                              46              78                33
- other                                                                          168              59                 -
                                                                         -----------     -----------       -----------
                                                                               6,634          18,264            17,391
Finance leases                                                                    25             105                45
Exchange gains on foreign currency deposits                                        -              (3)                -
                                                                         -----------     -----------       -----------
                                                                               6,659          18,366            17,436
                                                                         ===========     ===========       ===========

9.   DIRECTORS' EMOLUMENTS AND INTERESTS IN ORDINARY SHARES

                                                                                2000            1999              1998
                                                                        (Pounds)'000    (Pounds)'000      (Pounds)'000
Aggregate emoluments                                                           2,248           1,233             1,326
Compensation to past Directors for loss of office/(1)/                             -             154                 -
Amounts paid to third parties/(2)/                                                 -              33                51
Amounts paid to former Directors for consultancy work/(3)/                        22              11                50
Contributions to defined contribution pension schemes                             14              25                12
                                                                         -----------     -----------       -----------
                                                                               2,284           1,456             1,439
                                                                         ===========     ===========       ===========

(1) Derek Smith resigned on 2 February 1999 and received (Pounds)153,600 in respect of the termination of his service contract.

(2) The amounts disclosed as paid to third parties were fees for the Non-executive services of Michael Mander, paid to his primary employer, Close Brothers Corporate Finance Ltd.

(3) Michael Mander resigned as a Non-executive Director on 1 July 1999. He was paid (Pounds)22,000 during 2000 for services provided under a consultancy agreement (1999: (Pounds)11,000).

Details of the full cost of the remuneration package of each of the Directors for the year ended 31 December 2000 are as follows:

Emoluments

                                                                                   Pension
                                     Fees    Salary   Benefits       Bonus   contributions        2000        1999      1998
                                  (Pounds)  (Pounds)   (Pounds)    (Pounds)        (Pounds)    (Pounds)    (Pounds)  (Pounds)
I Barton                           25,000         -          -           -               -      25,000      25,000    20,000
M Hussey
(to 5 September 2000)              16,955         -          -           -               -      16,955      25,000    20,000
R Lomnitz/(1)/
(from 22 December 2000)                 -     3,000        140           -             157       3,297           -         -
S Maller (to 4 May 2000)                -    40,000      2,333      50,000               -      92,333     127,026    98,841
D Mattey/(1)/                           -   166,666     17,676     236,500           6,892     427,734     183,262   144,380
J Molle (to 4 May 2000)                 -    62,285      2,304      96,000               -     160,589     176,296   128,514
C Morton/(1)/
(to 4 May 2000)                         -    50,000      3,688     100,000           2,000     155,688     161,705   124,880
P Sommers/(2)/,/(3)/,/(4)/         27,072    76,651      4,460     673,120           2,044     783,347     228,868    39,677
R Swank
(to 4 December 2000)               27,670         -          -           -               -      27,670      20,233         -
A Thomas                           65,000         -          -           -               -      65,000      51,664    20,000
D Wagner/(1)/                           -   196,666     25,096     280,000           2,500     504,262     214,407   168,078
                                  -------   -------   --------    --------        --------   ---------   ---------   -------
                                  161,697   595,268     55,697   1,435,620          13,593   2,261,875   1,213,461   764,370
                                  =======   =======   ========   =========        ========   =========   =========   =======

/(1)/ Four Directors were members of the Company's defined contribution pension scheme in the UK.

/(2)/ One Director was a member of the Company's defined contribution pension scheme in the US.

The Company made contributions totalling (Pounds)11,549 to the UK scheme and (Pounds)2,044 to the US scheme on behalf of Directors in 2000.

On 4 May 2000 the Company completed the sale of the ISD to Thomson Corporation. On this date, Stephen Maller, Jason Molle and Ciaran Morton transferred to Thomson Corporation and resigned as Directors of the Company. At the same date, Patrick Sommers became a Non-executive Director of the Company upon the transfer of his employment to Thomson Corporation. During the year, bonuses were paid to the Executive Directors in respect of the sale of the ISD, the successful repayment of the Company's debt and, where applicable, the restructuring and formation of Bright Station plc. Bonuses payable in 2001 but relating to 2000 are also included in the table, being (Pounds)90,000 to Daniel Wagner and (Pounds)76,500 to David Mattey.

/(3)/ Patrick Sommers' bonus includes a sum of (Pounds)480,800 paid on completion of the ISD sale. In addition, he was issued with 71,361 ADSs, credited as fully paid at a price of $10.51 per ADS. This is equivalent to 285,444 Ordinary Shares. Patrick Sommers was restricted from disposing of these shares for a period of 12 months from the date of issue.

/(4)/ Patrick Sommers was the highest paid Director on the Board during the year ended 31 December 2000.

Benefits include P11D benefits (non-cash compensation) for the UK Directors.

The following beneficial interests of the Directors of the Company are shown in the register maintained by the Company in accordance with the Companies Act 1985:

Interests in Ordinary Shares

                                                        1 January                    31 December       % of issued
                                                      2000 or, if                    2000, or if      shares as at
                                                        later, on                    earlier, on       31 December
Name of beneficial owner                              appointment     Acquisitions    retirement              2000
I Barton/(1)/                                             479,139               -        479,139              0.28
M Hussey (to 5 September 2000)                            242,610               -        242,610              0.14
R Lomnitz/(1)/ (from 22 December 2000)                     94,500               -         94,500              0.05
S Maller (to 4 May 2000)                                   25,441               -         25,441              0.02
D Mattey/(1)/                                           2,335,200               -      2,335,200              1.35
J Molle (to 4 May 2000)                                   135,116               -        135,116              0.08
C Morton (to 4 May 2000)                                  202,001               -        202,001              0.12
P Sommers/(1)/ /(2)/                                       48,000*        290,496        338,496              0.20
R Swank (to 4 December 2000)                               32,000*              -         32,000              0.02
A Thomas/(1)/                                             100,000               -        100,000              0.06
D Wagner/(1)/                                          17,434,780               -     17,434,780             10.10
                                                     ------------    ------------   ------------      ------------
Total                                                  21,128,787         290,496     21,419,283             12.42
                                                     ============    ============   ============      ============

* held as American Depositary Shares, one ADS being equivalent to four Ordinary shares

/(1)/ The interests of the current Directors in the Company's share capital remained unchanged at 12 June 2001.

/(2)/ On exercise of his options under offers 3 and 4 of the Employee Stock
      Purchase Plan, Patrick Sommers had unrealised net gains of (Pounds)248 and (Pounds)1,225 respectively.

Apart from Daniel Wagner, Prudential plc and Thomson Finance S.A., to the Company's knowledge, no other person is the owner of more than 5 per cent of the outstanding Ordinary Shares nor is the Company directly or indirectly owned or controlled by any other corporation or any government.

The percentages of shares held by each Director are shown based on the Ordinary Share Capital outstanding of 172,614,502 as at 31 December 2000.

10. TAXATION ON LOSS/(PROFIT) ON ORDINARY ACTIVITIES

                                                                  2000           1999               1998
                                                          (Pounds)'000   (Pounds)'000       (Pounds)'000
UK Corporation tax at 30% (1999: 31%; 1998: 31%)                    10            (65)                 -
Overseas tax                                                       166          1,413                776
Adjustment relating to earlier years                                71            156                  -
Deferred tax charge/(credit)                                        24            (26)                (7)
                                                           -----------    -----------        -----------
Tax charge                                                         271          1,478                769
                                                           ===========    ===========        ===========

11. EARNINGS/(LOSS) PER SHARE

                                                                        Restated           Original
                                                          2000              1999               1999                 1998
Attributable (loss)/profit (Pounds)               (132,002,000)        (5,874,000)       (5,385,000)           4,439,000
Weighted average number of
 ordinary shares in issue (no.)                    166,572,662        151,928,606       151,928,606          150,579,177
                                                ==============     ==============    ==============       ==============
(Loss)/earnings per share (pence)                        (79.2)              (3.9)             (3.5)                 2.9
                                                ==============     ==============    ===============      ==============
Attributable (loss)/profit as above                                                                            4,439,000
 (Pounds)
Weighted average number of ordinary
 shares in issue as above (no.)                                                                              150,579,177
Add:shares issuable on conversion
 of options (no.)                                                                                                384,655
Add:shares issuable on acquisition
 of subsidiary (no.)                                                                                           1,667,241
                                                                                                          --------------
Adjusted average number of
 ordinary shares (no.)                                                                                       152,631,073
                                                                                                          ==============
Fully diluted earnings per share
 (pence)                                                                                                             2.7
                                                                                                          ==============

12. INTANGIBLE FIXED ASSETS

                                                                   (Pounds)'000

Cost
At 31 December 1998                                                      41,982
Additions                                                                11,958
Amounts written off                                                         (57)
Exchange adjustments                                                        805
                                                                    -----------
At 31 December 1999 - as previously reported                             55,840
Prior year adjustment (see note 12a)                                     (1,152)
                                                                    -----------
As restated at 31 December 1999                                          54,688
Additions                                                                 2,896
Disposed of with ISD                                                    (58,346)
Exchange adjustments                                                      1,128
                                                                    -----------
At 31 December 2000                                                         366
                                                                    ===========
Amortisation
At 31 December 1998                                                      19,115
Provision for year                                                        9,047
Exchange adjustments                                                        272
                                                                    -----------
At 31 December 1999 - as previously reported                             28,810
Prior year adjustment (see note 12a)                                       (376)
                                                                    -----------
As restated at 31 December 1999                                          28,434
Provision for year                                                        3,918
Disposed of with ISD                                                    (32,583)
Exchange adjustments                                                        597
                                                                    -----------
At 31 December 2000                                                         366
                                                                    ===========
Net book amount
At 31 December 2000                                                           -
                                                                    -----------
As restated at 31 December 1999                                          26,254
                                                                    ===========

(a) During the year the Company changed its accounting policy for the eCommerce, Web Solutions and Ventures divisions, as disclosed in note 1, such that development costs associated with these divisions are expensed to the profit and loss account as incurred. The results for 2000 have been prepared on this revised basis, while the results for 1999 have been restated to reflect this policy change.

(b) The Company continues to capitalise intangible fixed assets that are acquired from outside the Group together with their associated purchase costs.

13. GOODWILL

                                                                   (Pounds)'000

Cost
At 31 December 1998                                                       7,737
Additions                                                                 2,490
Exchange adjustments                                                         54
                                                                    -----------
At 31 December 1999                                                      10,281
Additions                                                                   257
Disposed of with ISD                                                     (1,841)
Deferred consideration adjustment                                        (1,342)
Exchange adjustments                                                         73
                                                                    -----------
At 31 December 2000                                                       7,428
                                                                    ===========
Amortisation
At 31 December 1998                                                          61
Provision for year                                                          415
                                                                    -----------
At 31 December 1999                                                         476
Disposed of with ISD                                                       (113)
Provision for year                                                          617
Exceptional provision for diminution in value                             4,084
                                                                    -----------
At 31 December 2000                                                       5,064
                                                                    ===========
Net book amount
At 31 December 2000                                                       2,364
                                                                    -----------
At 31 December 1999                                                       9,805
                                                                    ===========

Write Works

(a) On 18 November 1998, the Company acquired 100% of the share capital of Write Works Limited in an agreement that capped the maximum consideration (payable in cash and new Ordinary Shares) at (Pounds)6,015,000, based on the achievement of certain earnings targets over the following two financial years (see note 23). An initial payment of (Pounds)2,152,000 was made on 18 November 1998 (consisting of cash of (Pounds)1,000,000 and the issue of 694,025 new Ordinary Shares at a price of (Pounds)1.66 per share).

(b) Due to the failure to meet certain of the earnings targets, the remaining deferred consideration was reduced and further consideration of (Pounds)1,674,000 (consisting of (Pounds)1,260,000 in cash and the issue of 428,796 new Ordinary Shares at a price of (Pounds)0.96 per share) was paid on 11 May 2000. A supplemental agreement was made with the vendors on 20 July 2000 leading to a further cash payment of (Pounds)156,000 on 20 July 2000 and a final consideration of (Pounds)584,000 (consisting of (Pounds)450,180 in cash and the issue of 712,959 new Ordinary Shares at a price of 18.8(pence) per share) on 15 April 2001.

(c) These adjustments to the consideration gave rise to a negative adjustment of (Pounds)1,342,000 to goodwill.

(d) In view of the trading performance of the eCommerce division, subsequently supported by the decision to terminate the eCommerce operations, the Company has made an exceptional provision of (Pounds)4,084,000 against the carrying value of the remaining goodwill balance associated with the acquisition of Write Works Limited.

Muscat

The residual goodwill relates to Muscat Limited, which was acquired on 14 August 1997. On 1 December 1999, the Company announced that it had acquired the remaining 30 per cent. minority interest in its UK subsidiary, Muscat Limited. The consideration of (Pounds)2,500,737 was satisfied by the issue of 3,012,936 Ordinary Shares at 83 pence per share. The resultant goodwill of (Pounds)2,490,000 has been capitalised and will subsequently be written off over 10 years as set out in Note 1.

14.  TANGIBLE FIXED ASSETS

                                             Leasehold                      Fixtures &        Motor
                                            improvements     Equipment       fittings        vehicles            Total
                                            (Pounds)'000   (Pounds)'000    (Pounds)'000    (Pounds)'000      (Pounds)'000
Cost
At 31 December 1998                               2,478          31,001           2,768             530            36,777
Exchange adjustments                                 30             582              78             (19)              671
Additions                                           776           3,464             287               9             4,536
Disposals                                           (65)         (5,133)           (359)           (158)           (5,715)
                                            -----------     -----------     -----------     -----------       -----------
At 31 December 1999                               3,219          29,914           2,774             362            36,269
Exchange adjustments                                 26             270              49              (3)              342
Additions                                            10           2,526               9               -             2,545
Disposals                                          (376)           (798)           (158)           (142)           (1,474)
Disposed of with ISD                             (1,857)        (26,842)         (2,127)           (189)          (31,015)
                                            -----------     -----------     -----------     -----------       -----------
At 31 December 2000                               1,022           5,070             547              28             6,667
                                            ===========     ===========     ===========     ===========       ===========
Depreciation
At 31 December 1998                               1,777          15,421           1,391             318            18,907
Exchange adjustments                                 31             493              44             (19)              549
Provided for the year                               377           6,772             224             109             7,482
Disposals                                           (31)         (4,627)           (239)           (110)           (5,007)
                                            -----------     -----------     -----------     -----------       -----------
At 31 December 1999                               2,154          18,059           1,420             298            21,931
Exchange adjustments                                 12             115              16              (3)              140
Provided for the year                               106           3,358             171              22             3,657
Disposals                                          (358)           (666)            (65)           (137)           (1,226)
Disposed of with ISD                             (1,177)        (16,907)         (1,041)           (155)          (19,280)
                                            -----------     -----------     -----------     -----------       -----------
At 31 December 2000                                 737           3,959             501              25             5,222
                                            ===========     ===========     ===========     ===========       ===========
Net book amount
At 31 December 2000                                 285           1,111              46               3             1,445
                                            -----------     -----------     -----------     -----------       -----------
At 31 December 1999                               1,065          11,855           1,354              64            14,338
                                            ===========     ===========     ===========     ===========       ===========

The provision for depreciation in the year ended 31 December 2000 includes an amount of (Pounds)953,000 for the impairment of tangible fixed assets following a review of the business by the Board of Directors resulting in a decision to sell or terminate the Group's eCommerce division. On 10 November 1999, the Company entered into an agreement with International Computers Limited ("ICL") to outsource the operations of its data center in Palo Alto, California for a period of seven years. In connection with this transaction, the Company sold certain assets in the Palo Alto data centre with a net book value of (Pounds)3,475,000 in return for cash of (Pounds)3,058,000 and a reduction in outsourcing charges of (Pounds)1,451,000. As part of the disposal of ISD any obligations arising under this arrangement will be recharged to Thomson Corporation.

Equipment includes assets under finance leases of (Pounds)49,000 and (Pounds)12,809,000 at 31 December 2000 and 1999, respectively. Accumulated depreciation relating to equipment under finance leases totalled (Pounds)2,000 and (Pounds)7,554,000 at 31 December 2000 and 1999, respectively.

15. FIXED ASSET INVESTMENTS

                                                             (Pounds)'000
At 31 December 1998                                                12,354
Amounts written off (note 7)                                       (4,619)
Additions                                                           1,645
Disposals                                                               -
Exchange movements                                                    255
                                                              -----------
At 31 December 1999                                                 9,635
Additions                                                           1,832
Amounts written off (note 7)                                       (1,944)
Disposals                                                          (2,580)
Disposed of with ISD                                               (6,343)
                                                              -----------
At 31 December 2000                                                   600
                                                              ===========

The additions during the year ended 31 December 2000 relate to minority investments made by Bright Station Ventures in Internet related businesses.

The Board has provided (Pounds)1,944,000 against the carrying value of its portfolio of minority investments in the year ended 31 December 2000.

Included within investments is the Company's investment in Sopheon plc, a company listed on the Alternative Investment Market in London. This holding arose following the acquisition of Teltech Resources Network Corporation (in which the Company had an equity interest) by Sopheon plc for gross cash proceeds of (Pounds)2,699,000 and the issue of 429,127 shares by Sopheon. At 31 December 2000 the carrying amount of the Company's investment in Sopheon was (Pounds)300,000 and the market value was (Pounds)687,000.

The following companies were the Group's principal subsidiary undertakings as at 31 December 2000 and have all been included in the consolidated accounts. Each subsidiary primarily does business in the country of its incorporation/registration and all equity is in the form of Ordinary shares or their equivalent.

                                                                Country of
                                                            incorporation/      Proportion of       Nature of
Company name                                                  registration        equity held        business
Bright Station Ventures Ltd                                        England               100%               1
Bright Station Contracts Ltd                                       England               100%               2
KMK DigiTex Co. Ltd                                                  Japan               100%               3
OfficeShopper.com Holdings plc                                     England               100%               4
OfficeShopper.com Ltd                                              England               100%               5
Smartlogik Holdings plc                                            England               100%               4
Smartlogik Inc                                                         USA               100%               6
Smartlogik Ltd                                                     England               100%               6
Sparza Ltd                                                         England               100%               7
WebTop.com Holdings plc                                            England               100%               4
WebTop Search Ltd (formerly WebTop.com Ltd)                        England               100%               8

Key - Nature of business
1  Investment company
2  Dormant company
3  Dormant company in process of liquidation
4  Holding company
5  Provision of on-line office supplies
6  Provision of knowledge management technology
7  Provision of eCommerce procurement systems
8  Provision of indexing and search technology

16. DEBTORS

                                                               2000              1999
                                                       (Pounds)'000      (Pounds)'000
Amounts falling due within one year
Trade debtors                                                 1,268            30,362
Other debtors                                                   922             1,657
Prepayments and accrued income                                1,067             4,671
                                                        -----------       -----------
                                                              3,257            36,690
Amounts falling due in more than one year
Other debtors                                                    53                 -
                                                        -----------       -----------
                                                              3,310            36,690
                                                        ===========       ===========

Trade debtors for the Group are stated net of the allowance for doubtful trade debtor balances which amounted to (Pounds)97,975 and (Pounds)2,184,000 at 31 December 2000 and 1999 respectively.

17. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                                                2000              1999
                                                                                        (Pounds)'000      (Pounds)'000
Senior credit facility (see note 18)                                                               -            30,075
Deferred consideration - purchase of subsidiary
       (see note 23)                                                                             450             1,437
Trade creditors                                                                                2,914             8,095
Obligations under finance leases                                                                  20             1,813
Other creditors                                                                                  952             4,030
Taxation and social security                                                                     958             1,008
Corporation tax                                                                                    -               556
Accruals and deferred income                                                                   2,060            24,560
                                                                                         -----------       -----------
                                                                                               7,354            71,574
                                                                                         ===========       ===========

18.  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                                                                2000              1999
                                                                                        (Pounds)'000      (Pounds)'000
$ 180 million 11% Senior Subordinated Notes due 2007                                               -           108,231
Senior credit facility                                                                             -            22,835
Other creditors                                                                                    -               355
Deferred consideration - purchase of subsidiary (see note 23)                                      -             1,396
Obligations under finance leases                                                                  17             4,553
                                                                                         -----------       -----------
                                                                                                  17           137,370
                                                                                         ===========       ===========

Obligations under finance leases are due as follows:
                                                                                                2000              1999
                                                                                        (Pounds)'000      (Pounds)'000

Within 1 year                                                                                     20             1,813
Within 1 - 2 years                                                                                17             3,629
Within 2 - 5 years                                                                                 -               924
                                                                                         -----------       -----------
                                                                                                  37             6,366
                                                                                         ===========       ===========

19. PROVISION FOR LIABILITIES AND CHARGES

                                                                 Restructuring costs
                                                ------------------------------------------------------
                                                                 Removal of                         Post-
                                                                    Knight-                   acquisition
                                                        Data         Ridder    Termination     funding of
                                   Deferred           centre    Information    of property       non-core
                                   taxation      integration           name         leases     businesses
Group                          (Pounds)'000     (Pounds)'000   (Pounds)'000   (Pounds)'000   (Pounds)'000

At 31 December 1997                     119            4,473          1,313            917            761
Reclassification from
 creditors                                -                -              -              -              -
Transfer from/(to) profit
 and loss account                        (7)          (1,197)          (524)         1,589              -
Amounts paid                              -           (3,254)          (418)        (1,667)        (1,483)
Revisions to fair values                  -                -              -            378            728
Exchange adjustments                     16              (22)           (10)           (10)            (6)
                                   --------         --------       --------       --------       --------
At 31 December 1998                     128                -            361          1,207              -
Transfer to profit
 and loss account                       (26)               -              -              -              -
Amounts paid                              -                -           (372)          (647)             -
Exchange adjustments                    (13)               -             11              6              -
                                   --------         --------       --------       --------       --------
At 31 December 1999                      89                -              -            566              -
Reclassification to
 creditors                                -                -              -              -              -
Transfer (to)/from profit
 and loss account                        24                -              -              -              -
Disposed of with ISD                   (113)               -              -           (566)             -
                                   --------         --------       --------       --------       --------
At 31 December 2000                       -                -              -              -              -
                                   ========         ========       ========       ========       ========

Group                             Restructuring Costs
                            -----------------------------
                                               Relocation
                                                    of US
                                   Legal     headquarters             Total
                            (Pounds)'000     (Pounds)'000      (Pounds)'000
At 31 December 1997                    -                -             7,583
Reclassification from
 creditors                           547                -               547
Transfer from/(to) profit
 and loss account                      -             (947)           (8,282)
Amounts paid                        (513)
Revisions to fair values           2,172                -             3,278
Exchange adjustments                 (13)              (3)              (48)
                                --------         --------          --------
At 31 December 1998                2,193              808             4,697
Transfer to profit
 and loss account                   (620)               -              (646)
Amounts paid                        (808)            (833)           (2,660)
Exchange adjustments                  10               25                39
                                --------         --------          --------
At 31 December 1999                  775                -             1,430
Reclassification to
 creditors                          (545)               -              (545)
Transfer (to)/from profit
 and loss account                   (230)               -              (206)
Disposed of with ISD                   -                -              (679)
                                --------         --------          --------
At 31 December 2000                    -                -                 -
                                ========         ========          ========

Deferred taxation

                                                         2000           2000           1999            1999
                                                    Potential    Provided in      Potential     Provided in
                                                    liability       accounts      liability        accounts
                                                 (Pounds)'000   (Pounds)'000   (Pounds)'000    (Pounds)'000
Fixed asset related                                         -              -          2,704               -
Other timing difference                                     -              -             89              89
                                                     --------       --------       --------         -------
                                                            -              -          2,793              89
                                                     ========       ========       ========         =======

At Completion, the Group will retain significant tax losses. The quantum of these is not yet agreed with the Inland Revenue. Subject to the agreement of the Inland Revenue, the total tax losses accrued at 31 December 2000 and their potential future benefit can be summarised as follows:

- (Pounds)56 million of capital losses available to offset future capital profits

- (Pounds)30 million of trading losses available to carry forward against profits arising from the same trade, as determined by the Inland Revenue

- (Pounds)12 million of non-trading deficits available to offset future non-trading profits.

20. FINANCIAL INSTRUMENTS

The Group's principal financial instruments comprise cash and short-term deposits and finance leases as well as other financial instruments, such as trade debtors and trade creditors, that arise directly from its operations.

The Group is exposed to a number of different market risks including interest rates and foreign currency rates. The Board reviews and agrees policies to manage each of these risks as follows:

Interest rate risk

The Group deposits surplus funds at fixed rates of interest for relatively short maturities (less than one month).

Foreign currency risk

Given the relatively small scale of overseas operations, the Group has limited foreign currency exposure. Foreign currencies are purchased in the spot market as and when required.

Credit risk

The Group's policy is to place its cash and investments with high-quality financial institutions in order to limit the amount of credit exposure. The Group performs ongoing evaluations of its customers' financial condition and maintains provisions against potential credit losses. Such losses, in the aggregate, have not exceeded management expectations. Financial instruments which expose the Group to credit risk are cash, investments and trade debtors, which generally are not collateralised.

Liquidity risk

The Group maintains a balance between continuity of funding and flexibility through the use of deposits with a short maturity of less than one month.

Short-term debtors and creditors have been excluded from this note as permitted under FRS 13.

Interest rate risk profile of financial liabilities

The interest rate risk profile of financial liabilities of the Group at 31 December 2000 was as follows:


                                                               Floating
                                             Fixed rate            rate
                                              financial       financial       Finance
                                            liabilities     liabilities        leases           Total
At 31 December 2000
Sterling                                              -              -            (37)            (37)
                                            ===========    ===========    ===========     ===========
At 31 December 1999
US Dollar                                       114,550         52,910              -         167,460
Euro related                                         47              -              -              47
                                            -----------    -----------    -----------     -----------
Total                                           114,597         52,910              -         167,507
                                            ===========    ===========    ===========     ===========

Interest rate risk profile of financial assets

Interest rate risk profile of financial assets of the Group at 31 December 2000 was as follows:

                                                        2000              1999
                                                    Cash and          Cash and
                                                        bank              bank
                                                    deposits          deposits
                                                (Pounds)'000      (Pounds)'000
Currency
Sterling                                              15,193             4,404
Euro related                                               -               797
Japanese Yen                                             717             5,055
US Dollar                                                424               265
                                                 -----------       -----------
Total                                                 16,334            10,521
                                                 ===========       ===========

At 31 December 2000, no deposits had a maturity of greater than one month. As such, the Company considers the interest rate exposure of cash and bank deposits to be floating.

The maturity profile of the Group's financial liabilities at 31 December 2000 is shown in note 18 to the financial statements.

Fair values of financial assets and financial liabilities

In the opinion of the Directors, the carrying amount of cash and bank deposits is a reasonable estimate of fair value and the market value of the finance lease obligations approximates the carrying amount, having regard to the interest rates available to the Group for similar borrowings at the balance sheet date.

21. SHARE CAPITAL

                                                                            2000                              1999
                                                                      Number     (Pounds)'000          Number      (Pounds)'000
Authorised:
Ordinary shares of 1 pence each                                  250,000,000            2,500      199,827,000            1,998

Allotted, called up and fully paid:
Ordinary shares of 1 pence each                                  172,614,502            1,726      154,943,398            1,549

During the two years ended 31 December 2000, the following movements occurred in the Ordinary shares of the Company:

                                                                               Shares          Shares
Dates                            Event                                         Number    (Pounds)'000    Notes
As at 31 December 1998                                                      151,467,107         1,514
01/02/99 to 02/12/99             Allotment of shares under the 401(k) Plan      246,620             3       (2)
29/06/99                         Employee Stock Purchase Plan                   132,248             1       (4)
29/11/99 to 17/12/99             Save As You Earn share option exercises         84,487             1       (5)
30/11/99                         Acquisition of outstanding Muscat Ltd
                                 share capital                                3,012,936            30       (6)
                                                                            -----------        ------
As at 31 December 1999                                                      154,943,398         1,549
04/01/00 to 05/05/00             Allotment of shares under the 401(k) Plan       68,844             1       (2)
10/01/00 to 19/07/00             Save As You Earn share option exercises        155,335             2       (5)
03/03/00 to 15/03/00             Exercise of share options                      194,318             2       (1)
06/03/00 to 06/05/00             Exercise of stock options                       31,196             -       (7)
27/03/00                         Exercise of Muscat share options                84,038             1       (8)
05/05/00                         Allotment to JIYU Holdings Ltd               7,038,123            70       (9)
05/05/00                         Allotment to Thomson Finance SA              9,297,290            93      (10)
05/05/00                         Employee Stock Purchase Plan                    87,720             1       (4)
10/05/00                         Allotment to Patrick Sommers                   285,444             3      (11)
11/05/00                         Write Works Ltd acquisition - deferred
                                 consideration                                  428,796             4       (3)
                                                                            -----------        ------
As at 31 December 2000                                                      172,614,502         1,726
                                                                            ===========        ======

(1) Exercise of share options

A number of eligible employees exercised their share options at various dates throughout 2000 in accordance with the Company's share option schemes.

                                               Ordinary                                                  Total
Year                                      shares issued                       Price range        consideration
2000                                            194,318     (Pounds)1.10 to (Pounds)1.885      (Pounds)267,637
                                            ===========     =============================      ===============

(2) 401(k) Investment Savings Plan contributions

Until 2 May 2000, the Company operated a defined contribution pension scheme in the US (the 401(k) Investment Savings Plan). The Company matched employee contributions to this Plan at various dates throughout 1998, 1999 and 2000, partially with the allotment of Ordinary shares valued at market price at the time of issue and subsequently converted into ADSs.

                                    Ordinary                ADS                                              Total
Year                           shares issued         equivalent                    Price range       consideration
1999                                 246,620             61,655   (Pounds)0.66 to (Pounds)1.24     (Pounds)203,596
2000                                  68,844             17,211   (Pounds)0.92 to (Pounds)1.63     (Pounds) 80,108
                                  ==========        ===========   ============================     ===============


The Plan was terminated on 5 May 2000 due to the transfer of participants to Thomson Corporation.

(3)  Acquisition of Write Works Ltd

On 11 May 2000, interim consideration of (Pounds)1,674,000 (consisting of (Pounds)1,260,000 in cash and the issue of 428,796 new Ordinary Shares at a price of (Pounds)0.96 per share) was paid (see note 13).

(4)  Employee Stock Purchase Plan

The Company operated an Employee Stock Purchase Plan for US employees as defined by section 423(b) of the United States Internal Revenue Code of 1986.

                                                       Ordinary                  ADS                Aggregate
Year                                              shares issued           equivalent             market value
1999                                                    132,248               33,062          (Pounds)120,346
2000                                                     87,720               21,930          (Pounds) 57,850
                                                     ==========            =========          ===============

(5)  Save As You Earn option exercises

At various dates throughout 1999 and 2000, in accordance with the Company's Save As You Earn Option Scheme, a number of eligible employees exercised their share options.

                                                       Ordinary                                                   Total
Year                                              shares issued                    Price range            consideration
1999                                                     84,487                   (Pounds)0.49           (Pounds)41,399
2000                                                    155,335   (Pounds)0.49 to (Pounds)0.64           (Pounds)79,348
                                                    ===========   ============================           ==============

(6)  Acquisition of outstanding Muscat share capital

On 1 December 1999, the Company announced the acquisition of the remaining 30% interest in the share capital of Muscat Ltd. The purchase consideration was (Pounds)2,500,737, satisfied by the issue of 3,012,936 Ordinary Shares of the Company. The Ordinary Shares were valued at 83(pence) each, being the average mid-market price of Ordinary Shares of the Company over the five trading days prior to 30 November 1999. The Company originally acquired 70% of Muscat Ltd in 1997.

(7)  Exercise of stock options

A number of eligible employees exercised their options over ADSs at various dates throughout 2000 in accordance with the Company's US Stock Option Scheme. The options were exercised at prices between (Pounds)0.78 and (Pounds)1.87 per share for a total consideration of (Pounds)31,019.

(8)  Exercise of Muscat share options

On 27 March 2000, 84,038 share options were exercised in accordance with the Muscat Unapproved Share Option Scheme at a price of (Pounds)0.43, representing a total consideration of (Pounds)36,136.

(9)  JIYU Holdings Ltd

On completion of the ISD sale, JIYU Holdings Ltd, a private investment company unconnected to any of the Company's existing shareholders or investors, subscribed for 7,038,123 new Ordinary Shares at a price of 170.5(pence) per share, for an aggregate cash consideration of (Pounds)12 million. During the year, JIYU Holdings Ltd transferred their holding to B D Holdings Ltd, another company in the same group.

(10) Thomson Finance SA

Following the ISD sale, Thomson Finance S.A. agreed to subscribe for 9,297,290 new Ordinary Shares in the Company at 170.5(pence) per share, representing an aggregate cash consideration of (Pounds)15.9 million.

(11) Patrick Sommers

As shown in note 9 of this Part V, Patrick Sommers was allotted 71,361 ADSs on completion of the ISD sale credited as fully paid at a price of $10.51 per ADS being the average mid-market closing price for ADSs during the period 2 March 2000 to 13 April 2000. This allotment is equivalent to 285,444 Ordinary Shares. Patrick Sommers was restricted from disposing of these shares for a period of 12 months from the date of issue.

As at 31 December 2000, the Company had in place five option plans; the 1994 Executive Share Option Scheme, the 1994 Savings Related Share Option Scheme, the 1994 Unapproved Executive Share Option Scheme, the 1997 US Stock Option Plan and the 1998 Employee Stock Purchase Plan. Options over the Company's Ordinary Shares were also granted as part of a rollover arrangement with employees of Muscat Ltd and options over American Depositary Shares were granted to certain Non-executive Directors of a US subsidiary under individual arrangements. Additionally, restricted share awards have been made under the Long Term Incentive Plan established on 5 September 2000.

Warrants

On 17 May 1999, the Company agreed a new term facility of $25 million with Chase Manhattan Bank International Ltd ("Chase"); between May 1999 and November 1999, the Company issued a total of 3 million warrants to Chase, to subscribe for Ordinary Shares in the Company. 1.5 million of those warrants entitle Chase to subscribe for Ordinary Shares at any time before 11 October 2002 (the "2002 Warrants"). The remaining 1.5 million warrants entitle Chase to subscribe for Ordinary Shares at any time up to 14 May 2004 (the "2004 Warrants"). The subscription price payable for an Ordinary Share on exercise of a warrant is
90.6 pence.

The number of 2002 Warrants and 2004 Warrants and/or the exercise price are adjustable on the occurrence of certain events, including a capital reorganisation of the Company, a distribution of assets to shareholders or an issue of Ordinary Shares for cash at less than "Fair Market Value", being defined (whilst the Ordinary Shares are listed) as the average of the daily market prices for an Ordinary Share for the 30 consecutive dealing days commencing 45 days before the relevant date.

On 12 November 1999, warrants to subscribe for an additional 6 million Ordinary Shares (the "2009 Warrants") were issued to the Company's senior lenders, in consideration of their agreement to relax the covenant arrangements related to the refinancing of the Company's senior debt. The 2009 Warrants may be exercised in whole or in part at any time before 12 November 2009, at a subscription price of 90.6 pence per Ordinary Share.

The terms of the 2009 Warrants contain provisions to protect the holders of those warrants and, for adjusting the subscription price and the number of warrants in certain circumstances, as discussed above in relation to the 2002 and 2004 Warrants.

At the date of this document, no warrants had been exercised into Ordinary Shares of the Company.

22.  SHARE PREMIUM

                                                                                            2000               1999
                                                                                    (Pounds)'000       (Pounds)'000
Balance at 1 January                                                                     154,949            152,128
Premium arising on shares issued                                                          28,085                  -
Premium arising on shares issued on exercise of options                                    1,023                350
Premium arising on shares issued on placing/flotation
 and acquisitions of fixed asset investments                                                   -              2,471
                                                                                    ------------       ------------
Balance at 31 December                                                                   184,057            154,949
                                                                                    ============       ============

23.  SHARES TO BE ISSUED

On 18 November 1998, the Company acquired 100% of the share capital of Write Works Limited in an agreement that capped the maximum consideration (payable in cash and new Ordinary Shares) at (Pounds)6,015,000, based on the achievement of certain earnings targets over the following two financial years.

Due to the failure to meet certain of the earnings targets, the remaining deferred consideration was reduced and further partial consideration of (Pounds)1,674,000 (consisting of (Pounds)1,260,000 in cash and the issue of 428,796 new Ordinary Shares at a price of (Pounds)0.96 per share) was paid on 11 May 2000. A supplemental agreement was made with the vendors on 20 July 2000 leading to an interim cash payment of (Pounds)156,000 on 20 July 2000 and final consideration of (Pounds)584,000 (consisting of (Pounds)450,180 in cash and the issue of 712,959 new Ordinary shares at a price of (Pounds)0.19 per share) on 15 April 2001. The shares to be issued do not have a dilutive impact at the year end as they were issued at market value on 17 April 2001.

The following table details the movement in shares to be issued in the year ended 31 December 2000:

                                               (Pounds)'000

At 1 January 2000                                       967
Revision to deferred consideration                     (420)
Issue of shares on 11 May 2000                         (413)
                                              -------------
At 31 December 2000                                     134
                                              =============

24.  PROFIT AND LOSS ACCOUNT

                                                                                Restated       Original
                                                                     2000           1999           1999           1998
                                                             (Pounds)'000   (Pounds)'000   (Pounds)'000   (Pounds)'000
Balance at 1 January                                             (261,079)      (249,714)      (249,427)      (243,524)
(Loss)/profit for the financial year                             (132,002)        (5,874)        (5,385)         4,439
Effect of exchange rate movements on net investment
 in foreign subsidiaries net of associated borrowings              (4,008)           894            894         (1,586)
Write back of goodwill following disposal of ISD                  227,854              -              -        (11,022)
Effect of exchange rate movements on goodwill
 written (off)/back                                                     -         (6,385)        (6,385)         2,266
                                                                ---------      ---------      ---------      ---------
Balance at 31 December                                           (169,235)      (261,079)      (260,303)      (249,427)
                                                                =========      =========      =========      =========

Cumulative goodwill written off at 31 December 2000 amounted to balances denominated in Pounds Sterling of (Pounds)5,737,000 (1999: (Pounds)226,267,000 and 1998: (Pounds)219,361,000 both comprising balances denominated in US dollars of $355,429,000 and balances denominated in Pounds Sterling of (Pounds)5,737,000).

25.  RECONCILIATION OF MOVEMENT IN ORDINARY SHAREHOLDERS' FUNDS

                                                                                            2000                1999
                                                                                    (Pounds)'000        (Pounds)'000
Loss for the financial year                                                             (132,002)             (5,874)
Other recognised gains and losses relating to the year (net)                              (4,008)             (5,491)
New share capital subscribed for cash                                                     29,285                 355
New share capital subscribed on acquisition of subsidiaries
 and other fixed asset investments                                                             -               2,501
Decrease in shares to be issued                                                             (833)                  -
Write back of goodwill following disposal of ISD                                         227,854                   -
                                                                                    ------------        ------------
Net movement in ordinary shareholders' funds                                             120,296              (8,509)
Ordinary shareholders' funds at 1 January                                               (103,614)            (95,105)
                                                                                    ------------        ------------
Ordinary shareholders' funds at 31 December                                               16,682            (103,614)
                                                                                    ============        ============

26. MINORITY EQUITY INTERESTS

                                                                      2000              1999
                                                              (Pounds)'000      (Pounds)'000
Balance at 1 January                                                   543             1,077
Profit attributed to the minorities                                     37                50
ISD disposal                                                          (580)                -
Exchange adjustments                                                     -                26
Arising from acquisitions during the year                                -              (610)
                                                              ------------      ------------
                                                                         -               543
                                                              ============      ============

27. COMMITMENTS UNDER OPERATING LEASES AND FINANCE LEASES

As at 31 December 2000, the Group had annual commitments under non-cancellable operating leases as set out below:

                                                                        2000                                1999
                                                                    Land and                            Land and
                                                                   buildings             Other         buildings          Other
                                                                (Pounds)'000      (Pounds)'000      (Pounds)'000   (Pounds)'000
Operating leases which expire:
Within one year                                                            6               186                31              -
In two to five years                                                     697                57             1,970             40
After five years                                                         332                 -             3,700              -
                                                                ------------      ------------      ------------   ------------
                                                                       1,035               243             5,701             40
                                                                ============      ============      ============   ============

28. RECONCILIATION OF OPERATING (LOSS)/PROFIT TO NET CASH
    (OUTFLOW)/INFLOW FROM OPERATING ACTIVITIES

                                                                                      Restated          Original
                                                                        2000              1999              1999           1998
                                                                (Pounds)'000      (Pounds)'000      (Pounds)'000   (Pounds)'000
Operating (loss)/profit                                              (18,081)           19,245            15,115         23,026
Less: Restructuring costs                                                  -                 -                 -          2,583
                                                                 -----------       -----------       -----------    -----------
Operating (loss)/profit before restructuring costs                   (18,081)           19,245            15,115         25,609
Depreciation charges                                                   2,704             7,482             7,482          7,962
Amortisation of intangible fixed assets                                3,623             9,047             9,334          7,699
Amortisation of goodwill                                                 617               415               415             61
Impairment of intangible fixed assets                                    295                 -                 -              -
Impairment of tangible fixed assets                                      953                 -                 -              -
Loss on sale of tangible fixed assets                                    195               631               631             17
Decrease in stocks                                                         1               167               167             11
(Increase)/decrease in debtors                                        (2,298)            5,686            10,305         (1,077)
Increase/(decrease) in creditors                                       1,139            (7,607)           (7,607)           (13)
Exchange variances                                                        95               401               401            786
Cash costs of restructuring                                             (472)           (2,660)           (2,660)        (6,904)
                                                                 -----------       -----------       -----------    -----------
Net cash (outflow)/inflow from operating activities                  (11,229)           32,807            33,583         34,151
                                                                 ===========       ===========       ===========    ===========

The comparative figures for 1999 have been restated to reflect the change in disclosure of amounts written off investments.

29. MANAGEMENT OF LIQUID RESOURCES

                                                                                    2000             1999              1998
                                                                            (Pounds)'000     (Pounds)'000      (Pounds)'000
Net withdrawals from short-term deposits over three months
   not repayable on demand                                                             -                -              620
Net payments into short-term deposits over three months not
   repayable on demand                                                                 -                -                -
                                                                            ------------     ------------      -----------
Net cash inflow from management of liquid resources                                    -                -              620
                                                                            ============     ============      ===========

Movements in all short-term deposits not repayable on demand are reported under the heading of management of liquid resources.

30. ANALYSIS OF CHANGES IN NET (DEBT)/FUNDS

                                                              Cash and      Debt due      Debt due
                                                    Bank          Bank    within one     after one       Finance
                                      Cash      deposits      deposits          year          year         lease         Total
                              (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000  (Pounds)'000
At 1 January 1998                   13,102           620        13,722        (3,039)     (155,806)         (781)     (145,904)
Cash flows                          (8,551)         (620)       (9,171)        2,770         6,812           547           958
Exchange movements                     (57)            -           (57)           81         1,671             -         1,695
Other non-cash changes                   -             -             -           (44)         (902)            -          (946)
Other movements                          -             -             -       (14,446)       14,446             -             -
                              ------------  ------------  ------------  ------------  ------------  ------------  ------------
At 1 January 1999                    4,494             -         4,494       (14,678)     (133,779)         (234)     (144,197)
Reclassification of loan
   from other creditors                  -             -             -          (894)            -             -          (894)
Cash flows                           6,304             -         6,304         1,404        (6,933)       (2,533)       (1,758)
Exchange movements                    (277)            -          (277)         (465)       (4,515)           15        (5,242)
Other non-cash changes                   -             -             -             -        (1,274)       (3,614)       (4,888)
Other movements                          -             -             -       (16,942)       16,942             -             -
                              ------------  ------------  ------------  ------------  ------------  ------------  ------------
At 1 January 2000                   10,521             -        10,521       (31,575)     (129,559)       (6,366)     (156,979)
Cash flows                           5,813             -         5,813        32,441       140,118           642       179,014
Exchange movements                       -             -             -          (866)       (4,434)            -        (5,300)
Other non-cash changes                   -             -             -             -        (6,125)        5,687          (438)
                              ------------  ------------  ------------  ------------  ------------  ------------  ------------
At 31 December 2000                 16,334             -        16,334             -             -           (37)       16,297
                              ============  ============  ============  ============  ============  ============  ============

31. CAPITAL COMMITMENTS

Capital commitments as at 31 December were as follows:

                                                                                                             2000          1999
                                                                                                     (Pounds)'000  (Pounds)'000
Authorised and contracted for                                                                                   -           403
                                                                                                     ------------  ------------

32. POST BALANCE SHEET EVENTS

On 28 February 2001, the Company made its preliminary announcement of its results for the year ended 31 December 2000. The loss before tax for the year reported was (Pounds)128,944,000. Certain adjustments to the figures reported in the preliminary announcement have been made:

                                                                                                                  (Pounds)'000
Original loss before tax per preliminary announcement                                                                 (128,944)
Impairment adjustment (see below)                                                                                       (2,249)
Reclassification of capital development costs relating to ISD                                                             (501)
                                                                                                                  ------------
Loss before tax per financial statements                                                                              (131,694)
                                                                                                                  ============

On 30 April the Group announced its intention to refocus its activities on the Web Services Division, with the resultant sale and closure of its e-commerce activities, comprising OfficeShopper and Sparza, and curtailment of head office activities.

The decision to refocus the activities of the business as described above provided evidence of an impairment in value that had occurred prior to the balance sheet date. An impairment review of the carrying value of the fixed assets held in the balance sheet at 31 December 2000 has been performed and an adjustment to the carrying value was made as follows.

The impairment of fixed assets was calculated as follows:

                                                                     Original         Carrying          Revised
                                                                  31 December            value      31 December
                                                                         2000      adjustments             2000
                                                                 (Pounds)'000     (Pounds)'000     (Pounds)'000
Fixed Assets
Intangible assets                                                         295             (295)               -
Goodwill                                                                2,621             (257)           2,364
Tangible assets                                                         2,398             (953)           1,445
Investments                                                             1,344             (744)             600
                                                                 ------------      -----------      -----------
                                                                        6,658           (2,249)           4,409
                                                                 ============      ===========      ===========

A change was also made to the exceptional loss on the disposal of ISD as a result of a reclassification of capitalised development costs. The effect of this change has also been detailed above.

The Group is proposing a placing and open offer of 270,000,000 new Ordinary Shares of 1p each subject to approval by the shareholders at an Extraordinary General Meeting of the Company to be held on 6 July 2001. The estimated proceeds of the Placing and Open Offer of approximately (Pounds)12.0 million net of expenses, are required for the Group to be able to continue in operational existence for the foreseeable future.

On 12 June 2001, the Company negotiated a secured (Pounds)1.5 million bridging facility which is to be repaid from the proceeds of the placing and open offer.

                                    PART VI

                       PRO FORMA STATEMENT OF NET ASSETS

Set out below is an unaudited pro forma statement of consolidated net assets of Bright Station reflecting the Proposals. It has been based on the unaudited consolidated balance sheet of Bright Station as at 31 March 2001 adjusted for the impact of the Proposals. The statement has been prepared to illustrate the impact of the Proposals on the net assets of the Group as shown in its interim financial statements at 31 March 2001 as if the transaction had occurred at that date. It is prepared for illustrative purposes only using accounting policies in place at 31 December 2000 and 31 March 2001 and, because of its nature, may not give a true picture of Bright Station's financial position or results.

                                                                                Adjustments
                                                                      ------------------------------             Pro forma
                                                         31 March              Net           Closure          statement of
                                                          2001/(1)/    proceeds/(2)/        costs/(3)/          net assets
                                                     (Pounds)'000     (Pounds)'000      (Pounds)'000          (Pounds)'000
Fixed assets
Goodwill                                                    2,355                -                 -                 2,355
Tangible assets                                             1,908                -                 -                 1,908
Investments                                                   600                -                 -                   600
                                                     ------------     ------------      ------------          ------------
                                                            4,843                -                 -                 4,843
                                                     ------------     ------------      ------------          ------------
Current assets
Debtors                                                     4,748                -            (1,432)/(a)/           3,316
Cash at bank and in hand/(5)/                               7,414           12,000            (1,398)/(b)/          18,016
                                                     ------------     ------------      ------------          ------------
                                                           12,162           12,000            (2,830)               21,332
Creditors: amounts falling due within
 one year                                                  (6,537)               -              (490)/(c)/          (7,027)
                                                     ------------     ------------      ------------          ------------
Net current assets                                          5,625           12,000            (3,320)               14,305
                                                     ------------     ------------      ------------          ------------
Total assets less current liabilities                      10,468           12,000            (3,320)               19,148

Creditors: amounts falling due after more
 than one year                                                (17)               -                 -                   (17)
                                                     ------------     ------------      ------------          ------------
Net assets                                                 10,451           12,000            (3,320)               19,131
                                                     ============     ============       ===========          ============

Notes

/(1)/ Extracted without material adjustment from the interim results for the three months ended 31 March 2001 as set out in Part IV of this document.

/(2)/ Net proceeds from the Placing and Open Offer are assumed to be (Pounds)12.0 million. This reflects the issue of 270 million New Ordinary Shares at a price of 5 (pence) each, less approximately (Pounds)1.5 million being the cash costs and expenses of the Placing and Open Offer.

/(3)/ Anticipated closure costs relating to non-Smartlogik businesses are classified as follows:

                                                                                                    (Pounds)'000
     (a)  write-off of certain irrecoverable trade debtors comprising Sparza,
          OfficeShopper and head office                                                                      494
          write-off of irrecoverable prepayments including pre-paid licence
          fees, rental costs, accrued income                                                                 938
                                                                                                    ------------
                                                                                                           1,432
                                                                                                    ============

     (b) redundancy and other payments in respect of employees and certain directors and related fees and expenses

     (c) liability to certain directors to be settled in shares in lieu of amounts payable for termination of contracts

(4) The pro forma statement of net assets does not reflect trading or any other activities, other net asset movements and movements in working capital of the Group since 31 March 2001.

(5) The disposal of certain OfficeShopper assets is not reflected above as the impact is not significant.

(6)  No adjustment has been made for any event save as disclosed above.

                    [LETTERHEAD OF PRICEWATERHOUSECOPPERS]

The Directors
Bright Station plc
The Communications Building
48 Leicester Square London WC2H 7DB

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

13 June 2001

Dear Sirs

We report on the pro forma statement of net assets set out in Part VI of the Prospectus of Bright Station dated 13 June 2001, which has been prepared, for illustrative purposes only, to provide information about how the Proposals might have affected the net assets of the Group as at 31 March 2001.

Responsibility

It is the responsibility solely of the Directors of Bright Station to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma statement of net assets beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of the Bright Station.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the pro forma statement of net assets has been properly compiled on the basis stated;

(b)  such basis is consistent with the accounting policies of Bright Station;
     and

(c) the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

                                   PART VII

                            ADDITIONAL INFORMATION

1.   Responsibility

The Directors and Proposed Directors of the Company, whose names appear on page 4 and page 87 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and Proposed Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.   Proposed and Continuing Directors

The Proposed and Continuing Directors of the Company are:

David Jefferies (age 67) Non-executive Chairman

From 1989 to 1999 David Jefferies was Chairman of National Grid Group plc and from 1992 to 1999 he was both Director and Chairman of Viridian Group plc (formerly Northern Ireland Electricity). He led the expansion of the National Grid Group in the USA and in South America and was responsible for the foundation of Energis Telecommunications in 1992. Both Viridian Group plc and National Grid Group plc listed on the London Stock Exchange during his directorship and chairmanship respectively.

David had previously been Chairman of London Electricity, from 1981 to 1986. He is currently Chairman of 24/Seven, the utility service provider, Chairman of Costain Group plc, a member of the Board of the Strategic Rail Authority, and Chairman of the Indo-British partnership, designed to promote bi-lateral trade with India.

Stephen Hill (age 45) Chief Executive Officer

Prior to joining Smartlogik in June 2000, Stephen was Managing Director (Europe) for Inktomi Corporation. He helped to establish Inktomi as a market-leading Internet-infrastructure software company in Europe. Previously, Stephen held a number of international management roles including Gentia Software (VP International), Interleaf Inc (VP International and a member of the Executive Board) and Oracle Corporation (General Manager).

Simon Canham (age 36) Chief Financial Officer

Prior to joining Smartlogik in October 2000, Simon was Finance Director for Ridgeway Systems and Software, where he helped secure multi-million financing from venture capitalists. Prior to that, Simon has held positions with Cadence Design Systems (European Services Financial Director), Gibb International (Group Accountant) and PricewaterhouseCoopers (Management Consultant).

Robert Lomnitz (age 36) Executive Director

Prior to joining Smartlogik in an executive capacity, Robert was responsible for Corporate Venturing for the Company, focusing particularly on business development and investment opportunities synergistic to Smartlogik's operational activities and growth strategy.

Before joining the Company, Robert was Director of Internet Investments at Baltic Asset Management, part of the Luxembourg-based investment group. Previously, Robert had founded a number of his own successful, entrepreneurial businesses, as well as managing his own and third party funds to take advantage of both technology and non-technology investment opportunities in the US, Europe and Asia.

From 1991 to 1993 he worked as Business Development Manager and General Counsel at Societe Anonyme des Minerais, having qualified as an attorney at White & Case in New York. Robert received an MBA at INSEAD, a law degree from Boston University School of Law, and his undergraduate degree from Brown University.

James Bair (age 57) Non-executive Director

James Bair is Senior Vice-President of Strategy Partners International, one of the Europe's leading information technology consultancies. He is a world-renowned expert in the fields of knowledge management and content management with over 30 years of experience in the software industry. He also serves on the advisory boards for WebMap, Inc., CompreCorp, Inc. and the Syracuse University School of Information Studies.

Prior to joining Strategy Partners in 1999, James was Research Director, Gartner Group, where he funded and led the knowledge management technology practice. He founded Cooperative Systems Consultancy and co-founded Knowledgen, Inc. He was a senior manager at Xerox Corporation, and has held management positions at Hewlett-Packard and Bell-Northern Research. In the 1970s, he was a Senior Scientist at Stanford Research Institute, serving on the team that invented the mouse, hypertext and windows.

James has consulted to over 100 major enterprises including Microsoft, Bank of America and AT&T.

The business address for each of the Proposed Directors and the Continuing Director is The Communications Building, 48 Leicester Square, London WC2H 7DB.

3.  The Company

The Company, whose registered office and principal place of business is at The Communications Building, 48 Leicester Square, London WC2H 7DB, was incorporated and registered in England and Wales on 27 February 1985 as a private limited company pursuant to the Companies Acts 1948 to 1981 (registered number 1890236) under the name Mapola Limited. On 27 March 1985 the name of the Company was changed to M.A.I.D Systems Limited. On re-registration as a public limited company on 10 February 1994 the Company's name was changed to M.A.I.D plc. The Company was admitted to the Official List on 25 March 1994. On 17 November 1997, the Company changed its name to The Dialog Corporation plc. On 5 May 2000, the Company changed its name to Bright Station plc. The principal legislation under which the Company operates is the Companies Act 1985 as amended (the "Act").

4.  Share Capital

(a) The authorised and issued share capital of the Company as at 11 June 2001 (being the latest practicable date prior to the publication of this document) was:

                          Ordinary Shares of 1(pence) each

                        Authorised                         Issued
             (Pounds)               Number       (Pounds)            Number
            2,500,000          250,000,000      1,733,275       173,327,461


(b) During the three years preceding the date of this document there have been the following changes in the authorised and issued share capital of the
    Company:

    (i) Pursuant to the Share Option Schemes referred to in paragraph (h) below, between 11 June 1998 and 11 June 2001, 1,025,778 Ordinary Shares were issued, credited as fully paid at subscription prices between 43(pence) and 188.5(pence) per Ordinary Share;

    (ii) On 19 November 1998, the Company issued 694,025 new Ordinary Shares credited as fully paid (at an effective subscription price of 166(pence) per new Ordinary Share) as part of the consideration for the acquisition of Write Works Limited. Further consideration of 428,796 new Ordinary Shares credited as fully paid, at a value of 96(pence) per share was issued to the vendors on 11 May 2000. Final consideration including 712,959 new Ordinary Shares credited as fully paid, representing a value of 18.8(pence) per share, was issued to the vendors on 17 April 2001;

    (iii) The Company operated a defined contribution pension scheme in the US (the 401(k) Investment Savings Plan). From 11 May 1998 to 5 May 2000, the Company matched employee contributions under the Plan partially with the allotment of new Ordinary Shares valued at market price at the time of issue and subsequently converted into ADSs. A total of 455,856 Ordinary Shares have been issued, credited as fully paid at subscription prices between 57(pence) and 184(pence) during the period at a combined market value of (Pounds)464,810;

    (iv) On 30 November 1999, the Company issued 3,012,936 new Ordinary Shares, credited as fully paid (at an effective subscription price of 83(pence) per new Ordinary Share) as consideration for the acquisition of the remaining 30 per cent interest in Muscat not already held by the Company;

    (v) On 5 May 2000, JIYU Holdings Ltd, a private investment company unconnected to any of the Company's existing shareholders or investors, subscribed for 7,038,123 new Ordinary Shares at a price of 170.5(pence) per share;

    (vi) Following the sale of the Company's ISD division to Thomson Finance SA, Thomson Corporation agreed to subscribe for 9,297,290 new Ordinary Shares at 170.5(pence) per share; and

    (vii) Patrick Sommers, a Director of the Company at the time of the ISD sale, was allotted 285,444 new Ordinary Shares, which were subsequently converted into ADSs. The shares were credited as fully paid, representing a value of 168(pence) per share.

(c) Pursuant to the first resolution set out in the notice of EGM at the end of this document, it is proposed to:

    (i) increase the Company's authorised share capital from (Pounds)2,500,000 to (Pounds)6,500,000 by the creation of an additional 400,000,000 New Ordinary Shares in connection with the Proposals (an increase of 160 per cent.). At a placing price of 5(pence) per new Ordinary Share, the issue pursuant to the Placing and Open Offer will result in a premium of 4(pence) per share;

     (ii) authorise the Directors pursuant to section 80 of the Act until 31 August 2001 to allot relevant securities (as defined in section 80 of the Act) up to an aggregate nominal amount of (Pounds)2,985,419 for the purposes of the Proposals and otherwise until 5 July 2006 to allot relevant securities up to an aggregate nominal amount of (Pounds)1,557,444 (which will represent approximately 33 per cent of the Company's enlarged issued share capital following completion of the Proposals);

     (iii) empower the Directors pursuant to section 95 of the Act to allot equity securities (as defined in section 94 of the Act) pursuant to the authorities referred to in paragraph (ii) above as if section 89(1) of the Act did not apply to such allotment, such power expiring at such times as such authorities expire, and such allotment being limited to the allotment of equity securities pursuant to the Proposals, a rights issue or other pre-emptive offer to Shareholders and otherwise up to an aggregate nominal amount of (Pounds)233,617 (which will represent approximately 5 per cent of the Company's enlarged issued share capital following completion of the Placing and Open Offer).

(d) Save as provided in paragraph (c) above, the provisions of section 89(1) of the Act (which, to the extent not disapplied pursuant to section 95 of the Act confer on Shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be paid up in cash) apply to the authorised but unissued share capital of the Company. The Directors consider that the issue price of 5(pence) per New Ordinary Share is justifiable by reference to the Company's current financial position as described in Part I of this document, in relation to the current market price for the existing Ordinary Shares.

(e) Immediately following Admission, the authorised share capital of the Company will be (Pounds)6,500,000 divided into 650,000,000 Ordinary Shares of which 467,233,196 will be in issue. There will remain (Pounds)1,827,668 of authorised but unissued share capital consisting of 182,766,804 Ordinary Shares, equal to approximately 28 per cent of the authorised share capital of the Company. A total of 55,789,304 Ordinary Shares will be reserved for issue under options under the terms of the Share Option Schemes described in paragraph 6 below and under warrants described in this paragraph 4.

(f) The Ordinary Shares are and the New Ordinary Shares will be in registered form and will be issued in certificated and uncertificated form.

(g) The New Ordinary Shares will, on Admission, rank pari passu with all of the other issued Ordinary Shares in the capital of the Company.

(h) As at 11 June 2001 (being the latest practicable date prior to the publication of this document) there were outstanding options under the Company's Share Option Schemes over a total of 10,147,664 Ordinary Shares. The Company has granted options to Directors and employees to subscribe for Ordinary Shares under the Share Option Schemes as follows:

Scheme             Option Price (pence)    No. of Shares      Normal Exercisable Dates
SAYE Scheme
SAYE Scheme                    180.00           5,750           01/06/01-30/11/01
SAYE Scheme                    137.00           9,820           01/07/01-31/12/01
SAYE Scheme                    137.00           7,554           01/07/03-31/12/03
SAYE Scheme                     99.00          23,679           01/07/02-31/12/02
SAYE Scheme                     99.00          21,135           01/07/04-31/12/04
SAYE Scheme                     53.00         106,372           01/12/03-31/05/04
SAYE Scheme                     53.00          20,376           01/12/05-31/05/06
SAYE Scheme                     19.50         416,297           01/06/04-30/11/04
SAYE Scheme                     19.50         110,769           01/06/06-30/11/06
SAYE Scheme                                   721,752           01/06/01-30/11/06

Unapproved Scheme
Unapproved Scheme              248.00           7,500           04/10/98-04/10/02
Unapproved Scheme              175.00          15,000           28/02/99-28/02/03
Unapproved Scheme              287.00          25,000           16/08/99-16/08/03
Unapproved Scheme              188.50          52,920           14/03/00-14/03/04
Unapproved Scheme              199.50           7,500           26/03/00-26/03/04
Unapproved Scheme              158.00         344,550           09/04/01-09/04/05
Unapproved Scheme              173.00         150,000           30/04/01-30/04/05
Unapproved Scheme              170.00          10,000           08/09/01-08/09/05
Unapproved Scheme              150.00         610,000           08/10/01-08/10/05
Unapproved Scheme              121.00         228,060           01/04/02-01/04/06
Unapproved Scheme               90.50          61,550           02/07/02-02/07/06
Unapproved Scheme               93.50         512,450           04/05/03-04/05/07
Unapproved Scheme                           2,024,530           04/10/98-04/05/07

Scheme                        Option Price (pence)            No. of Shares          Normal Exercisable Dates
Executive Scheme
Executive Scheme                     110.00                     350,454                    24/03/97-24/03/04
Executive Scheme                     248.00                      37,500                    04/10/98-04/10/05
Executive Scheme                     188.50                      22,080                    14/03/00-14/03/07
Executive Scheme                     158.00                     163,450                    09/04/01-09/04/08
Executive Scheme                     121.00                     121,940                    01/04/02-01/04/09
Executive Scheme                      90.50                      33,450                    02/07/02-02/07/09
Executive Scheme                      74.00                      20,000                    25/08/02-25/08/09
Executive Scheme                      93.50                     363,550                    04/05/03-04/05/10
Executive Scheme                      69.50                      47,000                    05/09/03-05/09/10
Executive Scheme                                              1,159,424                    24/03/97-05/09/10

Muscat Unapproved Scheme
Muscat Unapproved Scheme              44.00                     128,270                    01/10/00-01/10/04
Muscat Unapproved Scheme              59.00                      44,231                    01/01/01-01/01/05
Muscat Unapproved Scheme              67.00                     103,206                    01/04/01-01/04/05
Muscat Unapproved Scheme              67.00                      36,859                    01/09/01-01/09/05
Muscat Unapproved Scheme                                        312,566                    01/10/00-01/09/05

Super Options
Unapproved                           400.00                   1,525,000                    02/07/02-02/07/06

Scheme                        Exercise price (pence)               No. of restricted shares     Normal Exercisable Dates
LTIP
LTIP                          Fixed at time of exercise                          2,441,176                29/09/03-29/10/03
LTIP                          Fixed at time of exercise                            260,000                19/12/03-19/01/04
LTIP                                                                             2,701,176                29/09/03-19/01/04

Options over American Depositary Shares in US Dollars

                                         Option Price                                 No.*
Scheme                                    (US cents)                             of Shares     Normal Exercisable Dates
US Stock Option Plan
US Stock Option Plan                        275.00                                  47,000                09/04/99-09/04/08
US Stock Option Plan                        297.00                                  30,000                30/04/99-30/04/08
US Stock Option Plan                        247.50                                 380,000                08/10/99-08/10/08
US Stock Option Plan                        200.00                                  85,000                01/04/00-01/04/09
US Stock Option Plan                        143.75                                 200,000                02/07/00-02/07/09
US Stock Option Plan                        146.09                                 232,000                04/05/01-04/05/10
US Stock Option Plan                                                               974,000                09/04/99-04/05/10

Super Options
US Stock Option Plan                        643.50                                 400,000                02/07/02-02/07/06

Individual Arrangements
Individual arrangements                     372.50                                  26,844                14/11/98-14/11/04
Individual arrangements                     295.30                                  16,928                08/09/99-08/09/05
Individual arrangements                     262.80                                 285,444                05/05/01-05/05/07
Individual Arrangements                                                            329,216                14/11/98-05/05/07

*Note US options are shown as Ordinary Share equivalent - actual options are over American Depositary
Shares (one ADS = 4 Ordinary Shares)

Total US Option Plans                                        1,703,216
Total non-US Option Plans                                    5,743,272
Total non-US LTIPs                                           2,701,176
                                                            ----------
Grand Total                                                 10,147,664
                                                            ----------

As disclosed in paragraph 9(e)(i) below, David Mattey and Daniel Wagner have agreed, pursuant to the terms of their termination agreements, to surrender all of their respective options, over 1,199,650 and 1,013,794 Ordinary Shares respectively, under the Share Option Schemes.

The Group also has options outstanding under subsidiary schemes, full details of which are set out in paragraph 6 below.

(i) In connection with a new term facility of $25 million agreed between the Company and Chase Manhattan Bank International Limited ("Chase") in May 1999, the Company issued to Chase between May 1999 and November 1999 a total of 3 million warrants to subscribe Ordinary Shares in the Company.
     1.5 million of those warrants entitle Chase to subscribe Ordinary Shares at any time before 11 October 2002 (the "2002 Warrants"). The remaining 1.5 million warrants entitle Chase to subscribe Ordinary Shares at any time up to 14 May 2004 (the "2004 Warrants"). The subscription price for an Ordinary Share on exercise of a Warrant is 90.6(pence).

     In relation to both the 2002 Warrants and the 2004 Warrants, the number of warrants and/or the exercise price may be adjusted on the occurrence of certain events including, on any capital reorganisation of the Company or on any distribution of assets to shareholders or on any issue of Ordinary Shares for cash at less than "Fair Market Value". For these purposes, "Fair Market Value" means (whilst the Ordinary Shares are listed) the average of the daily market prices for an Ordinary Share for the 30 consecutive dealing days commencing 45 dealing days before the relevant date. The warrant instruments in relation to the 2002 Warrants and the 2004 Warrants are being made available for inspection in accordance with paragraph 16 below.

(j) On 12 November 1999, warrants to subscribe an aggregate of 6 million Ordinary Shares (the "2009 Warrants") were issued to the Company's senior lenders, including to Chase Manhattan Bank, ABN AMRO Bank, NM Rothschild & Sons, the Bank of Scotland and the Royal Bank of Scotland (the "Banks"). The 2009 Warrants were issued in consideration of the Banks agreeing to relax the covenant arrangements in connection with the refinancing of the Company's senior debt. The 2009 Warrants may be exercised, in whole or in part, at any time, during the period commencing on 12 November 1999 and expiring at 11.59 p.m. on 12 November 2009. The subscription price for an Ordinary Share on exercise of a Warrant is 90.6(pence).

     The terms of the 2009 Warrants contain provisions to protect the holders of those warrants and for adjusting the subscription price and the number of shares which are the subject of the 2009 Warrants in certain circumstances to take into account alterations to the share capital of the Company in the same way described above in relation to the 2002 Warrants and the 2004 Warrants. The warrant instruments relating to the 2009 Warrants are being made available for inspection in accordance with paragraph 16 below.

(k) On the assumption that the Placing and Open Offer proceeds, the number of Warrants in issue and the exercise price of such Warrants (in the case of each of the tranches of Warrants described above) will be adjusted on the following basis:

     (i) the exercise price will be adjusted by multiplying the latest exercise price in respect of each of the Warrants by a fraction of which the numerator is the number of Ordinary shares in issue immediately prior to the Placing and Open Offer plus the number of Ordinary Shares which the aggregate consideration receivable by the Company in respect of the Placing and Open Offer would purchase at the Fair Market Value (as defined below) and the denominator is the number of Ordinary Shares in issue immediately prior to the Placing and Open Offer plus the number of Ordinary Shares issued pursuant to the Placing and Open Offer; and

     (ii) the aggregate number of Ordinary Shares which can be subscribed under the Warrant shall be adjusted by multiplying the number of Ordinary Shares which would be issuable upon the future exercise of the outstanding Warrants by the fraction of which the numerator is the exercise price before the Placing and Open Offer and the denominator is the exercise price after such issue (as adjusted pursuant to (i) above).

     The "Fair Market value" for the purposes of the above adjustment will be the average of the daily market prices for an Ordinary Share for 30 consecutive dealing days commencing 45 days before such date. Holders of Warrants will be formally notified of the adjustment on the above basis following completion of the Placing and Open Offer.

5.   Memorandum and Articles of Association

(a)  Memorandum of Association

The Memorandum of Association of the Company provides that the Company's principal objects are to carry on business as a holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company and to carry on the business of an investment company. The objects of the Company are set out in full in clause 4 of the Memorandum of Association.

(b)  Articles of Association

The Articles of Association of the Company which are available for inspection at the address specified in paragraph 16 below contain, amongst other things, provisions to the following effect:

(i)  Dividends

     Subject to the Act and every other statute from time to time in force concerning companies and affecting the Company (together the "Statutes"), the Company may by ordinary resolution declare dividends to be paid to members of the Company according to their rights, but not exceeding the amount recommended by the directors. If, in the opinion of the directors, the profits of the Company available for distribution justify such payments, the directors may from time to time pay interim dividends and may also pay any fixed rate dividend on the half-yearly or other dates prescribed for payment. Subject to any special rights attaching to shares, all dividends will be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid but, if any share is issued on terms providing that it shall rank for dividend as from a particular date or be entitled to dividends declared after a particular date, such share shall rank for or be entitled to dividends accordingly.

     All dividends unclaimed may be invested or otherwise used by the directors for the benefit of the Company until claimed and all dividends unclaimed after a period of 12 years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

(ii) Winding-up

     If the Company commences to be wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by law:

      (1) divide among the members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out between the members; and

      (2) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall with the like sanction think fit, but no member shall be compelled to accept any share or other assets upon which there is any liability.

(iii) Voting

      Subject to any terms as to voting upon which any shares may be issued, or may from time to time be held, and to the provisions of the articles, every member who (being an individual) is present in person or (being a corporation) is present by a representative not being himself a member shall have one vote on a show of hands and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

(iv)  Restrictions on shares

      If a member or any person appearing to be interested in shares in the Company has been duly served with a notice pursuant to Section 212 of the Act or, having been duly served with such a notice, has in purported compliance with it made a statement which in the opinion of the directors is false or misleading in any material particular and has been served with a further notice by the directors requiring him to supply the correct information and is in default in supplying to the Company the information thereby required within a prescribed period after the service of such notice the directors may serve on such member a notice (a "direction notice") in respect of the shares in relation to which the default occurred ("default shares") directing that the member shall not be entitled to vote at any general meeting or class meeting of the Company in respect of the default shares or any other shares held by him. Where the default shares represent at least 0.25 per cent of the issued shares of the same class the direction notice may in addition direct that any dividend or other money which would otherwise be payable on such shares shall be retained by the Company without liability to pay interest, any election by the member for any scrip dividend alternative in respect of the default shares shall not be effective and no transfer of any of the shares held by the member shall be registered unless the member is not himself in default in supplying the information requested and the transfer is part only of the member's holding and is accompanied by a certificate given by the member in a form satisfactory to the directors to the effect that after due and careful enquiry the member is satisfied that no person in default is interested in any shares subject to the transfer or the transfer is an approved transfer (meaning that it is made in acceptance of a takeover offer or to a bona fide unconnected third party or through a designated stock exchange). The prescribed period referred to above means 14 days from the date of service of the notice under Section 212 or, as the case may be, the notice from the directors requiring the correct information to be supplied.

      No member shall be entitled to vote in respect of any share held by him if any call or other sum payable by him to the Company remains unpaid.

(v)    Alteration of Share Capital and Variation of Rights

       The Company may by ordinary resolution (a) increase its share capital,
       (b) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares, (c) subject to the Statutes, sub-divide all or any of its shares into shares of a smaller amount and may by the resolution decide that one or more of the shares resulting from the sub-division may have any preference or other advantage as compared with the others and (d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled.

       Subject to the Statutes, the rights attached to any class of shares may (unless otherwise provided by the terms of the issue of shares of that class) be varied, modified or abrogated, whether or not the Company is being wound up, either (a) in such manner (if any) as may be provided by such rights or (b) in the absence of any such provision either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise). At every such separate general meeting the necessary quorum shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum).

(vi)   Transfer of Shares

       Any member may transfer all or any of his shares by an instrument of transfer in any usual or common form or in any other form which the directors may approve. Where the Statutes and/or regulations made pursuant thereto allow, shares in the Company may be transferred without a written instrument pursuant to procedures adopted for the purpose by the directors. Any instrument of transfer of a share shall be signed by or on behalf of the transferor and, except in the case of fully-paid shares, by or on behalf of the transferee. The directors may in their absolute discretion and without giving any reason refuse to register any transfer of shares (not being fully paid shares). The directors may also refuse to register a transfer of shares unless the instrument of transfer:

       (1) is lodged (duly stamped if so required by law in order to be registered) at the Company's registered office or at such other place as the directors may appoint accompanied by the relevant share certificate(s);

       (2) is in respect of only one class of share; and

       (3) is in favour of not more than four persons jointly.

       A member may transfer all or part of his uncertificated shares and the Company shall register the transfer of any uncertificated shares in accordance with any applicable statutory provision. The directors may, in their absolute discretion and without giving any reason for their decision, refuse to register any transfer of an uncertificated share where permitted by any applicable statutory provision. If the directors refuse to register a transfer of an uncertificated share they shall, within two months of the date on which the transfer instruction relating to such a transfer was received by the Company, send to the transferee notice of the refusal.

(vii)  Borrowing Powers

       Subject as provided below, the directors may exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (including uncalled capital) or any part thereto and, subject to the Statutes, to issue debentures, debenture stocks and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

       The directors must however restrict the borrowings of the Company and, so far as they are able, of its subsidiary undertakings, so as to secure the aggregate amount from time to time remaining undischarged of all moneys borrowed by the Company and its subsidiary undertakings (excluding amounts borrowed by any of them from any other) shall not without the previous sanction of an ordinary resolution of the Company exceed an amount equal to three times the aggregate of the amount paid up or credited as paid up on the issued share capital of the Company and the amount standing to the credit of the consolidated capital and revenue reserves (including any share premium account and capital redemption reserve) of the Company and its subsidiary undertakings but adjusted as set out in the Articles.

(viii) Directors

       Emoluments and expenses of Directors

       The remuneration of the directors for their ordinary activities as such shall not in aggregate exceed (Pounds)250,000 per annum or such higher amount as may from time to time be determined by ordinary resolution of the Company. Such remuneration shall be divisible among the directors as they may agree or, failing agreement, equally, except that any director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Any director who holds any executive office or who serves on any committee of the directors or who otherwise performs services in which the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, commission or otherwise, as the directors may determine. The directors shall have power to provide benefits whether by payment of gratuities, pensions or otherwise to (or to any family members or dependants of) any director or ex-director who holds or has held any executive position or agreement for service with the Company or any associated company and for the purpose of providing any such benefits to contribute to any scheme or fund or to pay premiums. The directors may purchase and maintain insurance for, or for the benefit of, any persons who are or were directors, officers, employees or auditors of the Company or any associated company or who are or were trustees of any pension fund or profit sharing or employees' share scheme in which employees of the Company or any associated company are interested.

       Restrictions on voting

       Subject as provided below a director may not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interest in shares or debentures or other securities of, or otherwise in or through, the Company. A director may not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote. Notwithstanding the foregoing, a director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

       (aa) any contract or arrangement for the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

       (bb) any contract or arrangement for the giving of any security, guarantee or indemnity to him in respect of money lent to, or obligations incurred or undertaken by him at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

       (cc) any contract or arrangement with him to subscribe for shares, debentures or other securities of the Company or any of its subsidiary undertakings issued or to be issued pursuant to any offer or invitation to members or debenture holders or any class thereof of the Company or any of such subsidiary undertakings or to the public or any section thereof or to underwrite or sub-underwrite any shares, debentures or other securities of the Company or any of such subsidiary undertakings;

       (dd) any contract or arrangement concerning any other company in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise howsoever, provided that (directly or indirectly) he is not the holder or beneficially interested in one per cent. or more of the issued shares of any class of the equity share capital of such company or of the voting rights available to members of such company;

       (ee) any proposal concerning the effecting or maintenance of insurance for the benefit of directors or persons who include directors under which he may benefit.

       For the above purposes, an interest of a person who is connected with a director shall be treated as an interest of the director

       Retirement of Directors by rotation

       At each annual general meeting, one-third of the directors from time to time (or, if their number is not a multiple of three, the number nearest to but not exceeding one-third) shall retire from office by rotation. The directors to retire by rotation shall be those who have been longest in office since their last appointment but as between persons who became or were last appointed directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

6.   Share Option Schemes

(a)  1994 Executive Stock Option Scheme

In March 1994, the Company adopted the Inland Revenue approved 1994 Executive Stock Option Scheme (the "Executive Scheme"). Under the terms of the Executive Scheme, options to acquire Ordinary Shares may be granted at the discretion of the Remuneration Committee of the Board to any employee, including full-time employee directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary Share and the closing market price of an Ordinary Share on the day preceding the date of grant. Options under the Executive Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the tenth anniversary of the date of grant. The number of options which can be granted under the Executive Scheme and the aggregate exercise price of options available to any individual under an approved scheme was limited to (Pounds)30,000 in the Finance Act 1996.

(b)  1994 Unapproved Executive Share Option Scheme

In March 1994, the Company adopted the 1994 Unapproved Executive Share Option Scheme (the "Unapproved Scheme"). Under the terms of the Unapproved Scheme, options to subscribe for Ordinary Shares may be granted at the discretion of the Remuneration Committee of the Board to any employee, including full-time employee directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary Share and the closing market price of an Ordinary Share on the day preceding the date of grant. Options under the Unapproved Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the seventh anniversary of the date of grant. The number of shares over which options may be granted under the Unapproved Scheme is consistent with institutional investor guidelines on overall limits applicable to employee share schemes.

(c)  1994 Savings Related Share Option Scheme

In March 1994, the Company adopted the 1994 Savings Related Share Option Scheme ("SAYE Scheme") which was subsequently approved by the Inland Revenue. Under the rules of the SAYE scheme, employees and full-time employee directors with more than six months' service are eligible to participate. All options are linked to a contractual savings scheme. Participants may save between (Pounds)5 and (Pounds)250 per month over a three or five year period at the end of which they are granted a tax-free bonus. Participants may withdraw from their savings contract at any time (although their options will then lapse) and are not obliged to exercise their options at the date of maturity. The exercise price is determined at the date of grant of options and shall not be less than the higher of the par value of an Ordinary Share and 85 per cent of the market value of an Ordinary Share at the date of invitation. Options under the SAYE scheme become exercisable on the bonus date and remain exercisable for a period of six months. The number of shares over which options may be granted under the SAYE Scheme is consistent with institutional investor guidelines on overall limits applicable to a company's employee share schemes.

(d)  1997 US Stock Option Plan

In November 1997, the Company adopted the 1997 US Stock Option Plan (the "USSOP") which provides for the grant of both incentive and non-statutory stock options over the Company's American Depository Shares (ADSs). Incentive stock options granted under the USSOP are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue code of 1986, as amended (the "Code"). Non-statutory stock options granted under the USSOP are intended not to qualify as incentive stock options under the Code. Under the terms of the USSOP, options to acquire ADSs may be granted by the Remuneration Committee of the Board of Directors to any US resident employees, including full-time employee Directors. The exercise price of incentive stock and non-statutory stock options under the USSOP may not be less than the fair market value of the ADSs subject to the option on the date of grant, and in some cases, may not be less than 110 per cent of such fair market value. Options granted under the USSOP vest in cumulative increments as determined by the Remuneration Committee of the Board and lapse no later than the tenth anniversary of the date of grant. The number of shares over which options may be granted under the USSOP is consistent with the institutional investor guidelines on overall limits applicable to employee share schemes.

(e)  1998 US Employee Stock Purchase Plan

In June 1998 the Company adopted the 1998 US Employee Stock Purchase Plan (the "ESPP") which provides for the grant of "Rights" to purchase ADSs in the Company. The Rights are intended to qualify as options issued under "employee stock purchase plans" as defined in Section 423(b) of the United States Internal Revenue Code of 1986, as amended (the "Code"). During the period June 1998 to 4 May 2000, all US resident employees including full-time employee directors were eligible to participate. Rights under an offering were linked to accumulated payroll deductions over the course of the offering. Participants were entitled to withdraw from the ESPP at any time during an offering, although their Rights would then lapse. The purchase price of the ADSs was not less than 85 per cent of the fair market value of ADSs on the offering date or the purchase date, which ever was the lower. The purchase price included any UK stamp duty reserve tax payable with respect of the issue of ADSs. Under US law an individual may not purchase more than $25,000 worth of ADSs (as determined by the fair market value on the offering date). The number of shares over which Rights may be granted under the ESPP is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. All rights to acquire ADSs under the ESPP matured on completion of the sale of ISD to Thomson Corporation, whereupon 42 employees exercised their options.

(f)  Individual US arrangements

Between 1997 and 1998 options over ADSs were granted at the prevailing market value to Richard Swank, in his capacity as a Non-executive Director of The Dialog Corporation, the Company's North American subsidiary. Additionally, on 5 May 2000, Patrick Sommers was granted an option over ADSs under an individual arrangement pursuant to a bonus agreement in respect of the sale of the Information Services Division to Thomson Corporation.

(g)  Muscat Unapproved Scheme

The remaining 30 per cent of the issued share capital of Muscat Limited was acquired in December 1999. Prior to the transaction, various Muscat employees held a total of 436 options over shares in Muscat Limited at exercise prices ranging from (Pounds)627 to (Pounds)1,100. Under the 1998 Muscat Unapproved Share Option Scheme, these employees were offered, and accepted a total of 642,822 replacement options over ordinary shares of Bright Station plc at exercise prices ranging from 43(pence) to 67(pence) per share.

(h)  Long Term Incentive Plan

In September 2000, the Company adopted the Long Term Incentive Plan (LTIP). Under the rules of the LTIP, key executives selected by the Remuneration Committee may receive a deferred promise by the Company to provide shares at no cost. Awards under the LTIP will normally vest at the end of the "Restricted Period" of three years, following the achievement of predetermined performance criteria and on payment by the employee to the Company of any employers' National Insurance liability arising thereon. There are two performance criteria associated with all awards made to date: (1) the performance of the Company's share price over the Restricted Period must equal or exceed the performance of the techMark All Share Index for the same period, and (2) the proportion of the award released at the end of the Restricted Period is determined as detailed below:

Company's final average share price at the
end of the Restricted Period                                     Percentage of award released
Less than 180(pence)                                                                       0%
180(pence)                                                                                25%
Between 180(pence) and 220(pence)                  Proportionate release between 25% and 100%
220(pence) and above                                                                     100%

(i)  Subsidiary Company Share Options

On 5 September 2000, the Company adopted discretionary share option schemes in respect of four designated subsidiaries: OfficeShopper, Smartlogik, Sparza and WebTop, for the incentivisation and benefit of key management and staff within each company.

Under the schemes, which are administered by the Board of Bright Station, eligible employees may be granted options to acquire ordinary shares in the relevant subsidiary at a price no less than the higher of:

(a)  the aggregate nominal value of the ordinary shares under option; or

(b) the aggregate market value of the ordinary shares under option at the date of grant as determined by the Board.

1/12 of the number of options granted vest at three monthly intervals following the date of grant, becoming fully vested on the third anniversary of grant. Where a participant ceases to hold office within the Group, their vested options remain exercisable for a period of three years, unless they leave for a specified reason such as misconduct. However, neither employees nor former employees may exercise their options unless pre-determined performance criteria are met.

The aggregate number of shares issued and issuable pursuant to the subsidiary share option schemes may not exceed 15% of the subsidiary's issued share capital in any consecutive ten year period. Options not exercised before the expiry of ten years from the date of grant shall lapse.

At 11 June 2001, the following options were outstanding over ordinary shares of subsidiary companies:

OfficeShopper Unapproved Scheme
                                                            Options
Date of Grant            Exercise price                 outstanding

13/10/2000                (Pounds)0.17                    3,000,000
                                                        -----------
Total                                                     3,000,000
                                                        ===========

Smartlogik Unapproved Scheme
                                                                         Options
Date of Grant                        Exercise price                  outstanding

13/10/2000                             (Pounds)2.67                    3,227,998
30/11/2000                             (Pounds)2.67                      372,083
                                                                     -----------
Total                                                                  3,600,081
                                                                     ===========

WebTop.com Unapproved Scheme
                                                                         Options
Date of Grant                        Exercise price                  outstanding

13/10/2000                             (Pounds)0.84                    1,240,247
13/10/2000                             (Pounds)0.75                    1,600,000
30/11/2000                             (Pounds)0.84                      922,500
                                                                     -----------
Total                                                                  3,762,747
                                                                     ===========

No grants were made under the Sparza Unapproved Scheme.


As disclosed in paragraph 9(a)(ii) below, it is intended that, following Admission, Stephen Hill, Simon Canham and Robert Lomnitz will surrender their respective options under the Smartlogik Unapproved Scheme and will be granted options under the Bright Station Share Option Schemes.

Other than in relation to Daniel Wagner and David Mattey, all outstanding options under the Bright Station schemes will be retained pursuant to their terms.

It is not intended to grant any further options under any of the subsidiary share option schemes.

7.   Subsidiaries

The Company is the holding company of the Group and, on Admission, will have the following principal subsidiaries (each of which, unless indicated otherwise, has the same registered office as the Company and is consolidated in the financial information included elsewhere in this document)(companies which are indented are not direct subsidiaries):

Name and registered office                  Country of       Proportion of        Principal
                                         incorporation         equity held         activity
Bright Station Contracts Ltd                   England                100%                1
KMK DigiTex Co. Ltd                              Japan                100%                2
Bright Station Ventures Ltd                    England                100%                3
Bright Station Symphony Ltd                    England                100%                4
OfficeShopper.com Holdings plc                 England                100%                5
 OfficeShopper.com Ltd                         England                100%                5
Smartlogik Holdings plc                        England                100%                6
 Smartlogik Ltd                                England                100%                7
Smartlogik Inc*                                     US                100%                7
 WebTop Search Ltd                             England                100%                8
Sparza Ltd                                     England                100%                5
WebTop.com Holdings plc                        England                100%                6

Key:
1.   Dormant company
2.   Dormant company in process of liquidation
3.   Investment company
4.   Provision of hosting services
5.   Discontinued operation
6.   Holding company
7.   Provision of knowledge management technology
8.   Provision of indexing and search technology

*    Registered office 1013 Center Road, Wilmington, New Castle, Delaware, USA.

8.   Principal Premises

Details of the principal properties of the Group are set out below:

                                                                                      Area           Current
Location and Use                                       Tenure                         (sq. ft.)      Annual Rent
Corporate Head office
1st Floor                                              Leasehold                        14,332       (Pounds)451,460
The Communications Building                            to 28 April 2004
48 Leicester Square
London WC2H 7DB

Technology Centre
Part 2nd Floor, Block D                                Leasehold                         5,620       (Pounds)123,640
The Westbrook Centre                                   to 28 March 2015
Milton Road
Cambridge CB4 1YG

Bright Station Contracts (Trade UK) operations
Part 4th Floor                                         Leasehold                         4,600       (Pounds) 57,500
Brent House                                            to 13 December 2008
349-357 High Road                                      rent review 14 December 2003
Wembley HA9 6AP                                        break 1 April 2003

OfficeShopper office
West Wing                                              Leasehold                         6,300       (Pounds)151,200
Latour House                                           to 19 July 2006
Chertsey Boulevard                                     rent review 20 July 2005
Hanworth Lane
Chertsey KT16 9JX

Smartlogik US offices
Suite 440                                              Leasehold                         3,874               $87,165
601 North Fairfax Street                               to 31 December 2004
Alexandria
Virginia 22314 USA

2 Embarcardero Center                                  Leasehold                         2,910              $276,450
22nd Floor                                             to 30 April 2003
San Francisco
California 94111 USA

9.   Directors' and other interests


(a)  Directors' interests in the Company

(i)  /(1)/  As at 11 June 2001 (being the latest practicable date prior to the publication of this document), the interests of each of the Directors and (so far as is known to the Directors or could with reasonable diligence be ascertained by them) persons connected with the Directors (within the meaning of section 346 of the Act), in the share capital of the Company, as required to be notified to the Company pursuant to sections 324 and 328 of the Act or as required to be shown in the register maintained under section 325 of the Act are detailed below.

     /(2)/ Without entering into any contractual commitment prior to application, certain Directors have indicated that they intend to subscribe for a number of New Ordinary Shares under the Open Offer, as detailed below. The figures shown "Following Admission" also reflect the New Ordinary Shares to be issued to Daniel Wagner and David Mattey in connection with contractual payments referred to in paragraph 7 of Part I of this document. Robert Lomnitz and Allen Thomas have expressed an interest in subscribing for a number in excess of 4 New Ordinary Shares for every 5 existing Ordinary Shares held, but due to the possibility that excess applications could be scaled back, oversubscriptions are not included below.

                                                  As at 11 June 2001                            Following Admission
                                             Number of       Percentage of                  Number of    Percentage of
Director                            Ordinary Shares/(1)/     share capital       Ordinary Shares/(2)/    share capital
Ian Barton                                      479,139               0.28                    862,450             0.18
Robert Lomnitz                                   94,500               0.05                    170,100             0.04
David Mattey                                  2,335,200               1.35                  9,690,100             2.07
Patrick Sommers                                 338,496               0.20                    338,496             0.07
Allen Thomas                                    100,000               0.06                    180,000             0.04
Daniel Wagner                                17,434,780              10.06                 33,836,780             7.24
                                           ------------         ----------               ------------      -----------
                                             20,782,115              12.00                 45,077,926             9.64
                                           ============         ==========               ============      ===========

(ii) In addition to the interests of the Directors in the issued share capital of the Company disclosed in paragraph (i) above, the following Options remained outstanding under the Share Option Schemes as at 11 June 2001, being the latest practicable date prior to the publication of this document:

                                Date of           Number of        Exercise          Exercisable     Exercisable         Total
                                  grant            Ordinary           price                 from              to
                                                     Shares
I Barton                              -                   -               -                    -               -             -
R Lomnitz                      04/05/00              32,000           93.5(pence)       04/05/03        04/05/10
                               04/05/00              23,000           93.5(pence)       04/05/03        04/05/07
                               29/09/00             382,353            /(1)/            29/09/03        29/10/03       437,353

D Mattey*                      30/04/98              30,000            173(pence)       30/04/01        30/04/05
                               08/10/98             120,000            150(pence)       08/10/01        08/10/05
                               02/07/99             325,000            400(pence)       02/07/02        02/07/06
                               04/05/00              50,000           93.5(pence)       04/05/03        04/05/07
                               29/09/00             500,000            /(1)/            29/09/03        29/10/03
                               24/03/94             122,727            110(pence)       24/03/97        24/03/04
                               25/04/01              51,923           19.5(pence)       01/06/06        30/11/06     1,199,650

P Sommers                      08/10/98             200,000            150(pence)       08/10/99        08/10/08
                               02/07/99             600,000            400(pence)       04/05/00        02/07/03
                               02/07/99             200,000             90(pence)       02/07/00        02/07/09
                               04/05/00             200,000           93.5(pence)       04/05/01        04/05/10
                               05/05/00             285,444            170(pence)       05/05/01        05/05/07     1,485,444

A Thomas                              -                   -               -                    -               -             -

D Wagner*                      30/04/98              30,000            173(pence)       30/04/01        30/04/05
                               08/10/98             130,000            150(pence)       08/10/01        08/10/05
                               24/03/94             163,636            110(pence)       24/03/97        24/03/04
                               04/05/00              50,000           93.5(pence)       04/05/03        04/05/07
                               29/09/00             588,235            /(1)/            29/09/03        29/10/03
                               25/04/01              51,923           19.5(pence)       01/06/06        30/11/06     1,013,794

                                                                                                                   -----------
Total                                                                                                                4,136,241
                                                                                                                   ===========

     /(1)/ The exercise price of LTIP awards is fixed at the time of exercise, as described in paragraph 6 above.

     * As described in paragraph 9(e)(i) below, David Mattey and Daniel Wagner have agreed, pursuant to the terms of their termination agreements, to surrender all of their respective options under the Share Option Schemes.

     It is also intended to grant to the Proposed Directors, the Continuing Director and Alan Jeffries (a consultant of Smartlogik), following Admission options in respect of Ordinary Shares as follows:

     David Jefferies: 2,336,166 Ordinary Shares (0.5 per cent of the enlarged issued share capital)

     Stephen Hill:    18,689,328 Ordinary Shares (4 per cent of the enlarged
                      issued share capital)

     Simon Canham:    7,008,498 Ordinary Shares (1.5 per cent of the enlarged
                      issued share capital)

     Robert Lomnitz:  6,307,648 Ordinary Shares (1.35 per cent of the enlarged issued share capital)

     James Bair:      500,000 Ordinary Shares (0.11 per cent of the enlarged
                      issued share capital)

     Alan Jeffries:   1,800,000 Ordinary Shares (0.39 per cent of the enlarged
                      issued share capital)

     The options will be granted at an exercise price equal to the average of the closing market price of an Ordinary Share for the 10 dealing days following the date of this document. The authority of the Directors to grant share options to Messrs Jefferies, Bair and Jeffries is subject to shareholder approval being obtained at the EGM.

     The grant of these options to Messrs Hill and Canham will be in lieu of options granted to them over 1,200,000 and 450,000 ordinary shares in Smartlogik Holdings plc and to Mr. Lomnitz in lieu of options committed to be granted to him over 450,000 shares in Smartlogik Holdings plc.

(b)  Directors' and Proposed Directors' Interests in Contracts

Save as detailed in sub-paragraph (e) below, and in note 9 in Part V of this document, no Director or Proposed Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which have been effected by any member of the Group during the current or immediately preceding financial year of the Company, or, if effected during an earlier financial year, remain in any respect outstanding or unperformed.

(c)  Directors' and Proposed Directors' other interests

(i) The Directors and Proposed Directors currently hold the following directorships and have held the following directorships within the five years prior to the publication of this document (in each case other than in relation to the Group) and are or were partners in the following firms within the five years prior to publication of this document:

                                              Current directorships                 Former directorships
                                              and partnerships:                     and partnerships:
Allen Lloyd Thomas (61)                       Blue Ocean Associates plc             First Rail Leasing Limited
                                              Eidos plc                             Kingsmead Underwriting
                                              Moves Group Limited                   Agency Limited
                                              Ockham Holdings plc
                                              Penna Consulting plc
                                              Prideaux & Associates Limited

Daniel Wagner (37)                            Fifteen Wedderburn Road               4th Network Inc.
                                              Limited

David Gary Mattey (38)                        Easynet Group plc                     Ultratown Investments
                                              Ultratown Limited                     Limited
                                                                                    Uphill Estates Limited

Patrick Charles Sommers (53)                  SIRSI Inc                             Dialog Holdings Ltd
                                                                                    Dialog Multimedia Ltd
                                                                                    Medicus Systems
                                                                                    Corporation
                                                                                    Mini-Data Inc
                                                                                    Profound Ltd
                                                                                    Tesseract Systems Inc
                                                                                    The Dialog Corporation Ltd
                                                                                    Usertec Systems Inc
                                                                                    Virtual Business Information
                                                                                    Ltd
                                                                                    Virtual Intelligence Ltd

Ian Joseph Barton (55)                        Barton Associates Limited             Central Europe Trust
                                              Distributed Information               Company Limited
                                              Processing Limited                    Financial and Commodity
                                                                                    Computer Services Limited
                                                                                    Octagon Information
                                                                                    Industries Limited
                                                                                    Octagon Nominees Limited
                                                                                    Robot (UK) Limited
                                                                                    Wincanton Security Products
                                                                                    Limited

David George Jefferies (67)                   24/Seven Utilities Services plc       Electricity Association
                                              Costain Group plc                     Services Limited
                                              Incorporated Benevolent Fund          Electricity Pensions Limited
                                              of Institution of Electrical          Electricity Pensions Services
                                              Engineers Limited (The)               Limited
                                              National Grid International           Electricity Pensions Trustee
                                              Limited                               Limited
                                              Rosemead Estates Limited              ESN Holdings Limited
                                              Strategic Rail Authority              National Grid Group plc
                                                                                    Viridian Group plc

Stephen James Hill (45)                       Analytical Applications Limited       Interleaf France SA
                                                                                    Interleaf GmbH
                                                                                    Interleaf Italia
                                                                                    Interleaf Schweiz SA
                                                                                    Interleaf UK Limited

Simon Anthony Charles Canham (36)             ARIBA AB                              None

James Henry Bair (57)                         None                                  None

                                              Current directorships                 Former directorships
                                              and partnerships:                     and partnerships:
Robert Kurt Lomnitz (36)                      None                                  Com-poser.com Limited
                                                                                    Continental Ore Company
                                                                                    Limited
                                                                                    Continential Resources
                                                                                    Limited
                                                                                    Coromin Limited
                                                                                    Etraco Limited
                                                                                    Healers World Limited
                                                                                    iVenturi Inc
                                                                                    Schoolsforschools.com Limited
                                                                                    Youreable.com Limited

(ii) No Director or Proposed Director:

     (1)  has any unspent convictions;

     (2) has become bankrupt or entered into any individual voluntary arrangement;

     (3) has been a director with an executive function of any company or a partner of any firm which, at that time or within 12 months after his ceasing to be a director or a partner (as the case may be), had a receiver appointed or went into compulsory liquidation, or creditors voluntary liquidation or went into administration, or entered into company or partnership voluntary arrangements or made any composition or arrangement with its creditors;

     (4) has had any public criticism against him by any statutory or regulatory authority (including recognised professional bodies) or has been disqualified by a court from acting as a director or acting in the management or conduct of the affairs of any company.

(d)  Substantial interests

(i) As at 11 June 2001 (being the latest practicable date prior to the publication of this document) the Directors had been notified that the following persons (other than the Directors themselves) were interested in three per cent or more of the issued share capital of the Company:

                                                                              Number of        Percentage of
     Shareholder                                                        Ordinary Shares        share capital
     Prudential plc                                                          11,858,514                6.84%
     Thomson Finance S.A.                                                     9,297,290                5.36%
     Merrill Lynch & Co, Inc*                                                 8,099,880                4.67%
     Newton Investment Management Limited                                     6,069,090                3.50%

     *During the year ended 31 December 2000, JIYU Holdings Limited transferred its holding of 7,038,123 shares to BD Holdings Limited, another company within the same group. These shares are presently held in a pool account operated by NY Nominees Ltd, of which the ultimate parent company is Merrill Lynch & Co, Inc.

(ii) In addition to those disclosed in paragraph 9(a) above, immediately following Admission, the following would have notifiable holdings of three per cent. or more in the issued share capital of the Company if none of the Qualifying Shareholders applied for New Ordinary Shares under the Open
     Offer:

                                                                              Number of        Percentage of
     Shareholder                                                        Ordinary Shares        share capital
     Bradshaw Asset Management                                               50,000,000                10.70
     Fidelity                                                                50,000,000                10.70
     Electra Fleming                                                         32,000,000                 6.85
     Shell Pension Fund                                                      32,000,000                 6.85
     ABN AMRO                                                                20,000,000                 4.28
     Friends Ivory (Scotland)                                                18,000,000                 3.85

(e)  Directors' and Proposed Directors' Service Agreements and Emoluments

(i) The following are particulars of the Directors' and Proposed Directors' existing service agreements with the Company:

Executive Directors

Messrs Wagner and Mattey have entered into service agreements with the Company, both dated 29 June 1999, and Mr Lomnitz (who originally entered into a service agreement with Bright Station dated 17 April 2000) has entered into a service agreement with Smartlogik dated 26 April 2001 (commencing on 1 July 2001), in relation to the Directors' respective roles in the Group. Each of the Executive Directors' service agreements continue until the relevant director reaches retirement age, unless earlier termination occurs.

The service agreements for Messrs Wagner and Mattey may be terminated by either the relevant employer or the relevant Executive Director, giving not less than 12 months' notice and that of Mr Lomnitz by giving not less than 3 months' notice. The Company or Smartlogik, as applicable, is entitled to terminate these agreements without notice in certain circumstances, including reasons of serious misconduct or failure by the Executive Director to satisfactorily perform his duties under the service agreement.

The current annual salaries for Messrs Wagner, Mattey and Lomnitz are (Pounds)200,000, (Pounds)170,000 and (Pounds)130,000 respectively. Messrs Wagner and Mattey's service agreements also provide that the Company may, in its sole discretion, pay to the Executive Director a bonus of such amount as the Board of Directors of the Company may determine. These Executive Directors are also entitled to (i) reimbursement in respect of all reasonable expenses incurred in the proper performance of their duties; (ii) a company car or a cash sum in lieu of a car; and (iii) participation in any pension scheme and permanent health insurance and medical expenses schemes operated by the Company from time to time.

The service agreements for Messrs Wagner and Mattey contain change of control provisions, whereby on a change of control the relevant Director shall be paid:

(i) a sum of money equal to the gross annual salary and benefits being paid immediately prior to the date of the change of control; and

(ii) a bonus equal to 75 per cent. of the gross annual salary being paid immediately prior to the date of the change of control.

Additionally, in the event that the relevant Directors' share options do not automatically become exercisable upon the change of control, certain share options granted to the Director will become capable of exercise upon the termination of employment. The change of control provisions are in all other respects in the same terms as those set out below on page 80 for Messrs Hill, Canham and Lomnitz.

All the Executive Directors' service agreements contain certain post-employment restrictions which would prevent the Executive Directors from engaging in activities which compete with the business of the Company.

Compensation for loss of office

David Mattey and Daniel Wagner have entered into termination agreements with the Company dated 13 June 2001 under which, conditionally on Admission, David Mattey is entitled to a payment of (Pounds)274,337 for loss of office (representing what remains of 12 months' notice in respect of salary, car allowance, payments in respect of his pension scheme and permanent health insurance and medical expenses schemes and a payment of (Pounds)85,000 for effecting the restructuring and assisting with the fund raising) and Daniel Wagner is entitled to a payment of (Pounds)220,100 for loss of office, representing what remains of 12 months' notice in respect of salary, car allowance and payments in respect of his pension scheme and permanent health insurance and medical expenses schemes.

At the request of the Board and the Proposed Directors and as part of the Proposals, the agreements provide for both David Mattey and Daniel Wagner to receive Ordinary Shares at the Issue Price valued at these amounts, in lieu of cash payments, in order to reduce the cash expenses of the Company in relation to the Proposals. Under the agreements, Messrs Mattey and Wagner also agree to surrender all options under the Share Option Schemes.

Non-Executive Directors

Messrs Thomas, Barton, and Sommers have entered into letters of appointment with the Company which are terminable at the will of the parties. The letters of appointment entitle Messrs Thomas, Barton, and Sommers to be paid an annual fee of (Pounds)65,000, (Pounds)25,000 and $60,000 (approximately (Pounds)44,000) respectively plus reasonable expenses incurred in the proper performance of their duties.

The Board has agreed to compensate Ian Barton for his time spent in assisting the Company with the Proposals, beyond his usual commitment to the Company as a non-executive director. This compensation is payable at the rate of (Pounds)700 per day for each day in excess of the three days a month for which Mr Barton is engaged with the Company's affairs.

Messrs Thomas, Barton and Sommers have each entered into a deed of resignation with the Company, effective on and conditional upon Admission. In the letters, each Director confirms that he has no claim for compensation or otherwise against the Company in respect of the termination, other than accrued fees and/or expenses as at the date of Admission.

Proposed Directors

Stephen Hill is a party to an agreement with the Company dated 13 June 2001, under which, conditional on Admission, he will be appointed as Chief Executive Officer of Bright Station. The agreement may be terminated by either party giving to the other not less than 12 months' notice in writing. The salary currently payable under this agreement is (Pounds)150,000 per annum, and the agreement provides for the payment of a guaranteed bonus of (Pounds)75,000 and a discretionary bonus of up to (Pounds)75,000. He is also entitled to be paid his reasonable expenses incurred by the proper performance of his duties, and to participate in any pension scheme and permanent health and medical expenses insurance schemes operated by the Company from time to time. The agreement contains certain post-employment restrictions which would prevent Mr Hill from engaging in activities which compete with the business of the Company.

Simon Canham is a party to an agreement with the Company dated 13 June 2001 under which, conditional on Admission, he will be appointed as Chief Financial Officer of Bright Station. The agreement may be terminated by either party giving to the other not less than 12 months' notice in writing, and the salary currently payable under this agreement is (Pounds)120,000 per annum, together with a bonus of up to (Pounds)30,000, based on management objectives. Mr Canham is also entitled to a car allowance of up to (Pounds)600 per month. The agreement is, in all other respects, on the same terms as the agreement with Stephen Hill.

Robert Lomnitz has entered into an agreement with the Company dated 13 June 2001 under which, conditional on Admission, he will be appointed as Director of Business Development of Bright Station. The agreement may be terminated by either party giving to the other not less than 12 months' notice in writing, and the salary currently payable under this agreement is (Pounds)130,000 per annum, together with a bonus of up to (Pounds)130,000, based on the achievement of management objectives. The agreement is, in all other respects, on the same terms as the agreement with Stephen Hill.

Messrs Hill and Canham have also entered into letter agreements with the Company dated the same date as this document (conditional on Admission) and Mr Lomnitz has entered into a letter agreement with the Company dated 2 January 2001 whereby in the event of any person (or any persons acting in concert within the meaning of the City Code on Takeovers and Mergers) acquiring direct or indirect control of a Controlling Interest (as defined below) in the Company and who was not or were not in possession of that control at the date of this document, they shall be entitled to terminate their employment by serving not less than one month's notice of termination on the Company at any time during the period of 12 months after the date of the said acquisition, in which event, the relevant Directors shall be paid:

(i) a sum of money equal to the gross annual salary and benefits being paid immediately prior to the date of the said acquisition; and

(ii) a bonus equal to 50 per cent. of the gross annual salary being paid immediately prior to the date of the said acquisition.

The relevant Directors' health care benefits will also be maintained by the Company for a period of twelve months from the termination of employment or, if such cover is not available from the Company's insurers, the Directors will be paid an amount equal to the cost of such cover.

Additionally, in the event that the relevant Directors' share options do not automatically become exercisable upon the change of control, all share options granted to the Director under the Company's 1994 Executive Share Option Scheme will become capable of exercise upon the termination of employment and will remain so for a period of twelve months after the date of termination of employment.

For the purpose of these arrangements, "Controlling Interest" means an interest (within the meaning of Part I of Schedule 13 to the Companies Act 1985) in any shares in the capital of the Company conferring in aggregate 50 per cent. or more of the total voting rights conferred by all the shares in the capital of the Company from time to time in issue and conferring the right to vote at all general meetings of the Company or any other interest which directly or indirectly leads to a majority control of the Board of Directors.

David Jefferies has entered into a letter of appointment with the Company dated 13 June 2001 whereby, conditional on Admission, he will act as a non-executive director of the Company. The appointment is terminable on 12 months' written notice by either party. Mr Jefferies will be paid an annual fee of (Pounds)30,000 for his services.

James Bair has entered into a letter of appointment with the Company dated 13 June 2001 whereby, conditional on Admission, he will act as a non-executive director of the Company. The appointment is terminable on 1 month's written notice by either party. Mr Bair will be paid an annual fee of US$25,000 (approximately (Pounds)18,000) for his services.

(ii) The aggregate remuneration of the Directors and Proposed Directors (including bonuses and compensation for loss of office) and benefits in kind during the last completed financial year ended 31 December 2000 amounted to (Pounds)1,979,245.

10.    Litigation

(i) No member of the Group is or has been involved in any legal or arbitration proceedings which may have, or have had, during the twelve months preceding the date of this document a significant effect on the Group's financial position nor are any such proceedings pending or threatened.

11.    Material Contracts

Save as disclosed in this paragraph 11, no contracts have been entered into by companies comprised within the Group otherwise than in the ordinary course of business which (a) have been entered into in the two years immediately preceding the date of this document and which are or may be material and/or (b) contain provisions under which any such company has any obligation or entitlement which is material to the Group as at the date of this document:

(i) On 10 November 1999, the Company entered into an agreement with International Computers Limited ("ICL") to outsource the operations of its data centre in Palo Alto, California for a period of seven years. In connection with this transaction, the Company sold certain assets in the Palo Alto data centre with a net book value of (Pounds)3,475,000 in return for cash of (Pounds)3,058,000 and a reduction in outsourcing charges of (Pounds)1,451,000. As part of the agreement referred to in paragraph 11(v) below, Thomson Holdings Inc assumed full responsibility for all obligations under this agreement. The agreement is due to be novated from the Company to Thomson Holdings Inc;

(ii) On 24 March 2000, the Company launched a cash tender offer and consent solicitation relating to its $180,000,000 11 per cent. Senior Subordinated Notes due 2007 details of which were published in the listing particulars issued by the Company on 3 April 2000;

(iii) an agreement dated 13 October 1999 between the Company and the holders of the shares in Muscat Limited, details of which were published in the listing particulars issued by the Company on 3 April 2000;

(iv) the instruments creating the 2002 Warrants, 2004 Warrants and 2009 Warrants summarised in paragraph 4(i) and (j) above;

(v) an Agreement dated 23 March 2000 for the Sale of Information Services Division, details of which were published in the listing particulars issued by the Company on 3 April 2000;

(vi) a Software Licence and Maintenance Agreement between the Company and Thomson Holdings Inc., details of which were published in the listing particulars issued by the Company on 3 April 2000;

(vii) a subscription agreement dated 23 March 2000 between the Company and Jiyu Holdings, details of which were published in the listing particulars issued by the Company on 3 April 2000;

(viii) an agreement dated 6 July 2000 between OfficeShopper.com Ltd ("OfficeShopper") and Philip Saunders, trading as Fairway, whereby OfficeShopper acquired the business of Fairway as a going concern together with the assets, property, rights and undertakings in relation to the Fairway business (excluding leased property and book debts). The consideration for the acquisition was (Pounds)395,000, payable in four instalments. The first cash instalment of (Pounds)245,000 was paid on completion of the contract being July 2000. The remaining three instalments of (Pounds)50,000 each are payable in July 2001, 2002 and 2003 respectively provided that the business meets annual turnover targets of (Pounds)1,080,000 and Philip Saunders remains an employee of the business. Since this agreement most of the assets of OfficeShopper have been sold (see sub-paragraph (xii) below) and Philip Saunders has resigned. As a result the Company does not foresee having to meet these payments;

(ix) On 27 May 2000 Sparza Limited ("Sparza") purchased selected assets (including intellectual property rights) of Boo.com Group Limited and Boo.com Ireland Limited ("Boo.com") for a consideration of (Pounds)250,000. At the date of the agreement, provisional liquidators had been appointed in respect of both Boo.com Group Limited and Boo.com Ireland Limited. In addition, Sparza employed those employees of Boo.com who were employed in relation to online retailing technology products. For those Boo employees that Bright Station employed following the Boo acquisition, Bright Station did so under the terms of their existing Boo employment contracts and invited them to join the Bright Station private pension scheme under the same levels of contribution enjoyed by them whilst Boo employees. Sparza agreed to indemnify Boo.com and others in respect of any claims arising from the employment or former employment of the Boo employees by Boo;

(x) On 15 December 2000 Sparza and Bright Station entered into an agreement with Spicers Limited whereby Sparza sold computer hardware and other equipment necessary for the support or development of the Oscarnet Software System ("Oscarnet") (an online purchasing and control system for office products). The consideration comprised:

       - (Pounds)75,070 for the assets; and
       - (Pounds)25,000 bonus for the seamless transition of the Oscarnet software (paid)

       Upon completion of the sale on 18 December 2000, Bright Station granted Spicers Limited an exclusive perpetual licence to use the Oscarnet software in consideration of (Pounds)150,000.

       The agreement contained standard warranties in connection with the sale, from Sparza and Bright Station in favour of Spicers Limited;

       On 5 June 2001, the Company entered into a further agreement with Spicers Limited, who have been a material supplier to Bright Station trading as OfficeShopper, whereby the Company agreed to transfer all Oscarnet products and intellectual property to Spicers and to make a payment (following Admission) to Spicers of (Pounds)300,000 in full and final settlement of existing trade debts and all present liabilities and future claims.

(xi) On 27 December 2000 Bright Station obtained, in connection with a licence agreement between Oridean and Sparza Holdings Ltd, warrants, exercisable at Bright Station's option, issued by Oridean Inc, a Delaware Corporation, ("Oridean") to purchase:

       - 20 per cent of the Outstanding Capital Stock of Oridean at a purchase price per share obtained by dividing (1) the sum of $10,000,000 and (2) cash proceeds received from additional investment in Oridean, by the company's Outstanding Capital Stock. The additional investment related to Oridean's additional funding requirements, yet to be obtained by Oridean. The price of the warrants is dependant upon the amount of additional funding obtained by Oridean. The price of the Bright Station warrants will be calculated as a percentage of the valuation of Oridean based upon the amount of Oridean dilution against funds received; and

       - 35 per cent of the Outstanding Capital Stock of Oridean at a purchase price per share obtained by dividing the Company's valuation by the Outstanding Capital Stock. The Company's Valuation shall be the the lesser of (a) $18,000,000 and (b) the cash proceeds received from additional investment or the aggregate valuation determined by multiplying the Outstanding Capital Stock by the lowest price per share paid for Outstanding Capital Stock. The warrant is able to be exercised at any time prior to 31 December 2003.

       The warrant agreements contain certain warranties and an Indemnity from Oridean in favour of Bright Station.

       On 28 December 2000, Sparza Holdings Limited entered into a value added reseller licence agreement with Oridean, whereby Oridean granted to Sparza Holdings a licence to develop, resell and sub-licence Oridean's software and hardware products. The agreement contained warranties in connection with the licence from Oridean in favour of Sparza Holdings, together with an indemnity from Sparza Holdings in favour of Oridean (other than in respect of intellectual property infringement claims by third parties regarding the Oridean products);

(xii) On 9 May 2001, OfficeShopper entered into an agreement with Howarine Calvert Ltd, trading as Inkwell Direct, regarding the sale of the name, customer list and debtor book of OfficeShopper, for consideration of up to (Pounds)450,000, payable in cash. The net book value of the assets transferred as the date of the agreement was (Pounds)357,000. (Pounds)195,000 of the consideration was payable within 30 days of the date of the agreement, with the balance based on the recoverability of debtor balances and the gross profit of OfficeShopper over the following 18 months;

(xiii) Smartlogik is a party to a consultancy agreement with PeopleTech Limited ("PeopleTech") dated 19 February 2001, whereby PeopleTech agreed to provide marketing consultancy services to Smartlogik. The services of Alan Jeffries are provided to Smartlogik under this agreement. Smartlogik agreed to pay to PeopleTech a fee of (Pounds)1,000 per day for the consultant's services, together with the consultant's reasonable expenses incurred in the proper performance of his duties. Either party may terminate the agreement by giving not less than 20 working days notice in writing to the other party;

(xiv) Hoare Govett has entered into, as agent for the Company, letters dated 29 May 2001 with institutional investors, pursuant to which the investors have conditionally agreed to subscribe the Placing Shares ("Placing Letters").

       The Placing Letters provide that the Placing is conditional upon, amongst other things:

       - commitments for at least (Pounds)13.5 million (gross) of funds being received by the Company under the Placing;

       - this document, in Hoare Govett's reasonable opinion, being and remaining until Admission accurate and not misleading in any material respect;

       - in Hoare Govett's reasonable opinion, there being no information in or omissions from this document which are materially inconsistent with the information in the presentation made by the Company to investors;

       - the Resolutions being passed at the EGM without material amendment;

       - prior to Admission, certain insolvency events not having occurred; and

       - Admission becoming effective by no later than 31 August 2001.

       No commission will be paid to investors under the Placing Letters in respect of their participation in the Placing.

       The Placing Letters contain certain representations from the investors regarding compliance with laws and other matters.

       The total placing commitment in each Placing Letter is divided into Ordinary Shares which are placed firm, and Ordinary Shares which are subject to clawback under the Open Offer. The commitments made by investors under the Placing Letters are irrevocable, subject only to the conditions being satisfied or waived;

(xv) On 23 May 2001, Hoare Govett entered into an engagement letter with the Company, pursuant to which Hoare Govett has agreed to act as broker to the Company in connection with the Placing (the "HG Engagement Letter").

       The Company has agreed to pay Hoare Govett a commission of 7 per cent. of gross funds raised under the Placing. Hoare Govett has agreed that (Pounds)700,849.75 of this commission will be used to subscribe for 14,016,995 New Ordinary Shares at the Issue Price. In the event that commitments from investors to subscribe the Placing Shares are secured but the Placing does not complete, the Company has agreed to pay Hoare Govett a fee of (Pounds)300,000. The Placing and Open Offer has not been underwritten.

       The HG Engagement Letter contains an indemnity from the Company in favour of Hoare Govett. Either party may terminate the engagement, by giving written notice to the other which will be effective on receipt;

(xvi) An engagement letter agreement dated 29 May 2001 between af Partners Limited ("afp") and the Company under which afp agreed to assist the Company to secure bridge financing. Under this agreement the Company paid afp an engagement fee of (Pounds)30,000 and has agreed to pay an additional fee of 5 per cent. of the funds raised under the bridge financing together with afp's reasonable out of pocket expenses;

(xvii) A bridge facility agreement dated 12 June 2001 between the Company and antfactory Investments BV ("antfactory") under which antfactory has agreed to make available to the Company a bridge facility of up to (Pounds)1,500,000. Drawdown may be made in three equal tranches of (Pounds)500,000 no later than 13 July 2001. The loan is fully repayable by 13 July 2001 or earlier on the occurrence of certain events of default. Interest is payable on the outstanding amount of the loan from time to time at the rate of 5 per cent. above LIBOR on the first tranche, 7 per cent. above LIBOR on the second tranche and 9 per cent. above LIBOR on the third tranche. A commitment fee equal to 3 per cent. of the total amount available under the facility and a contribution of (Pounds)15,000 towards antfactory's legal and other expenses are payable on first drawdown of the loan or, if no drawdown occurs, on demand by antfactory. A drawdown fee of (Pounds)50,000 is payable on the drawdown of each tranche. The loan is secured, inter alia, by a debenture dated 12 June 2001 in favour of antfactory creating first fixed and floating charges over the assets of the Company and by guarantees dated 12 June 2001 from each of Smartlogik Holdings plc and Smartlogik Limited. These guarantees are in turn secured by debentures dated 12 June 2001 creating first fixed and floating charges over the assets of Smartlogik Holdings plc and Smartlogik Limited in favour of antfactory. As a condition precedent to drawdown of the second tranche, the loan must be further secured by either, at the Company's option, (i) a guarantee from Bright Station Ventures Limited (supported by a first charge in favour of antfactory over the 22,969 shares in the capital of eFinancial News.com Limited owned by and registered in the name of Bright Station Ventures Limited (the "eFN Shares")); or (ii) in the event that the eFN Shares are sold prior to the second tranche being drawn down, deposit of the proceeds of such sale (which will not be less than the sum of (Pounds)68,000) into an escrow account maintained by the Company's solicitors ("Escrow Account"). Receivables collected by the Company, other than certain defined receivables, are, at the option of the Company, to be paid into the Escrow Account as cash collateral or, if used as working capital, will reduce the undrawn amount of the facility;

(xviii) The security documents described in the preceding paragraph; and

(xix) The Company and the Directors and Proposed Directors have entered into a sponsorship agreement PricewaterhouseCoopers Corporate Finance ("PwC") dated 13 June 2001 pursuant to which PwC agreed to act as sponsor in relation to the Proposals. The sponsorship agreement entitles PwC to terminate the agreement in the event of a material breach of warranty. All of the Company, the Directors Proposed Directors give to PwC warranties although, in the case of the Directors and Proposed Directors, their liability is subject to financial limits in the usual way. The Company also gives to PwC an indemnity respect of liabilities incurred by PwC in relation to the Proposals, except to the extent that their liability arises as a result of PwC's negligence or default.

12.    Working Capital

If Shareholders do not approve the Proposals, your Board believes that the Group would be unable to raise sufficient funding from alternative sources in the time available and that the Company would have to take appropriate steps under UK and US insolvency procedures.

The Company considers that, having regard to the Bridging Facility and the net proceeds of the Placing and open Offer, the Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of publication of this document.

13.    Indebtedness

(a)    As at close of business on 18 May 2001, the Company's indebtedness was:

                                                                 (Pounds)'000
       Finance leases
                                                                           13
                                                                 ------------
       Total                                                               13
                                                                 ============

(b) Save as disclosed above and apart from intra-group liabilities, none of the companies who are members of the Group had, at the close of business on 18 May 2001, any loan capital outstanding (whether issued or created but unissued), term loans or other borrowings or indebtedness in the nature of borrowing, including bank overdrafts, liabilities under acceptances (other than normal trade bills) or acceptance credits, hire purchase commitments, obligations under finance leases, guarantees or other contingent liabilities.

(c) At the close of business on 18 May 2001, the Company had cash balances of (Pounds)2.2 million.

14.    Significant Changes

Save as disclosed in Part I of this document, there has been no significant change in the financial or trading position of the Group since 31 March 2001, the date to which the last unaudited interim accounts were prepared.

15.    General

(a) The total costs and expenses of, and incidental to, the Proposals which are payable by the Company, including professional fees, printing and advertising costs are estimated to amount to (Pounds)1.5m (exclusive of VAT) including total remuneration to financial intermediaries of (Pounds)nil.

(b) PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, has given, and has not withdrawn, its written consent to the issue of this document with the inclusion herein of its letter and the references to such letter and to itself in the form and context in which they appear and have authorised the contents of its letter for the purposes of section 152(1)(e) of the Financial Services Act 1986.

(c) PricewaterhouseCoopers Corporate Finance has given, and has not withdrawn, its written consent to the issue of this document with the inclusion herein of the references to it in the form and context in which they appear.

(d) Hoare Govett Ltd has given, and has not withdrawn, its written consent to the issue of this document with the inclusion herein of the references to it in the form and context in which they appear.

(e) The financial information set out in this document relating to the Group does not constitute statutory accounts of the Group within the meaning of section 240 of the Act. PricewaterhouseCoopers of 1 Embankment Place, London WC2N 6RH has made a report under section 235 of the Act upon the statutory accounts of the Group in respect of each financial year to which the financial information relates. These reports were unqualified and did not contain a statement under section 237(2) or (3) of the Act. The report on the financial statements for the year ended 31 December 2000 made reference to a fundamental uncertainty regarding going concern, as explained in Part V of this document. The statutory accounts for the Group for each such financial period have been delivered to the Registrar of Companies in England and Wales in accordance with section 242 of the Act.

(f) The mid-market quotations for an Ordinary Share on the first dealing day of each of the six months preceding the date of this document and the latest practicable date prior to the publication of this document (as derived from the London Stock Exchange Daily Official List) were as follows:

                                                                    Mid Market
                                                                         Price
       11 June 2001                                                 8 3/4(pence)
       1 June 2001                                                  7 1/2(pence)
       1 May 2001                                                  11 1/2(pence)
       2 A(pence)ril 2001                                              21(pence)
       1 March 2001                                                    29(pence)
       1 February 2001                                             48 1/2(pence)
       2 January 2001                                                  24(pence)

16.    Documents available for inspection


Copies of the following documents will be available for inspection during normal working hours on any weekday (Saturdays and public holidays excepted) at the offices of Theodore Goddard, 150 Aldersgate Street, London EC1A 4EJ for the period up to and including 6 July 2001:

(a)    the Memorandum and Articles of Association of the Company;

(b) the consolidated audited statutory accounts of the Group for the two years ended 31 December 2000;

(c)    the material contracts referred to in paragraph 11 above;

(d)    the letters of consent referred to in paragraph 15 above;

(e)    the service agreements referred to in paragraph 9 above;

(f) the rules of the Share Option Schemes summarised or referred to in paragraph 6 above and the rules of the Share Option Schemes showing the amendments proposed to be made at the EGM;

(g) the warrant instruments in relation to the 2002 Warrants, the 2004 Warrants and the 2009 Warrants.

Dated: 13 June 2001

                                  DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

"Admission"                          admission of the New Ordinary Shares to the
                                     Official List of the UK Listing Authority and to trading on the London Stock
                                     Exchange's market for listed securities;

"Application Form"                   the application form accompanying this
                                     document for use in connection with the
                                     Open Offer

"Board" or "Directors"               the directors of the Company

"Bridging Facility"                  the bridging facility provided to the
                                     Company by antfactory Investments BV, as described in paragraph 11 of Part VII of this document

"Bright Station" or the              Bright Station plc
"Company"

"Completion"                         completion of the Placing and Open Offer
                                     and the other Proposals

"Continuing Director"                Robert Lomnitz

"Extraordinary General               the extraordinary general meeting of Bright
 Meeting" or "EGM"                   Station convened for 10 a.m. on 6 July
                                     2001, notice of which is set out at the end of this document

"Firm Shares"                        131,338,031 new Ordinary Shares which have
                                     been conditionally placed firm at the Issue
                                     Price with institutional and certain other investors, and which are not subject to the Open Offer

"Group" Bright Station and its subsidiaries at the date of this document

"Hoare Govett"                       Hoare Govett Limited, the Company's broker
                                     and its agent for the purposes of the
                                     Placing

"Issue Price"                        means 5(pence) per New Ordinary Share

"London Stock Exchange"              London Stock Exchange plc

"NASDAQ"                             NASDAQ National Market

"New Ordinary Shares"                the 270,000,000 new Ordinary Shares to be
                                     subscribed pursuant to the Placing and Open
                                     Offer, the 14,016,995 new Ordinary Shares to be issued to Hoare Govett in connection with its fees and the 9,888,740 new
                                     Ordinary Shares to be issued to certain
                                     Directors in connection with contractual payments

"Official List"                      the official list of the UK Listing
                                     Authority

"Open Offer"                         the conditional offer to Qualifying
                                     Shareholders, on the terms and subject to the conditions set out in Parts I and II of this document and in the Application Form, to subscribe for the Open Offer Shares

"Open Offer Shares"                  up to 138,661,969 new Ordinary Shares which
                                     are subject to the Open Offer

"Ordinary Shares"                    the ordinary shares of 1(pence) each in the
                                     capital of the Company

"Placing"                            the conditional placing of the Placing
                                     Shares with investors at the Issue Price

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"Placing Commitments"                the commitments from institutions and
                                     certain other to investors subscribe for the Placing Shares, as announced by the Company on 31 May 2001

"Placing Shares"                     the Firm Shares and the Open Offer Shares

"PricewaterhouseCoopers              a division of PricewaterhouseCoopers
 Corporate Finance"

"Proposals"                          the Placing and Open Offer, the issue of
                                     New Ordinary Shares to Hoare Govett in
                                     connection with its fees and to certain
                                     Directors in connection with contractual payments, the proposed change of the Company's name and the amendments to the Company's Share Option Schemes

"Proposed Directors"                 David Jefferies CBE, Stephen Hill, Simon
                                     Canham and James Bair

"Qualifying Shareholders"            a holder of Ordinary Shares on the register
                                     of members of the Company on the Record
                                     Date, excluding certain overseas
                                     shareholders who are not entitled to
                                     participate in the Open Offer

"Record Date"                        close of business on 7 June 2001

"Resolutions"                        the resolutions to be proposed at the
                                     Extraordinary General Meeting

"Shareholder"                        a holder of Ordinary Shares

"Share Option Schemes"               the Bright Station share option of schemes
                                     as described in paragraph 6 Part VII of
                                     this document

"UK Listing Authority"               the Financial Services Authority acting in
                                     its capacity as the competent authority for the purposes of Part IV of the Financial
                                     Services Act 1986

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

                              BRIGHT STATION PLC

                    NOTICE OF EXTRAORDINARY GENERAL MEETING


NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at 150 Aldersgate Street, London EC1A 4EJ on 6 July 2001 at 10 a.m. for the purpose of considering and, if thought fit, passing the following resolutions, the first of which will be proposed as a special resolution and the remaining resolutions as ordinary resolutions:

                              SPECIAL RESOLUTION

1. THAT, subject to and conditionally upon the admission of the new ordinary shares of 1 pence each in the issued capital of the Company to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities becoming effective ("Admission") as detailed in the document sent to shareholders of the Company and dated 13 June 2001 (the "Prospectus"):

     (a) the authorised share capital of the Company be increased from (Pounds)2,500,000 to (Pounds)6,500,000 by the creation of an additional 400,000,000 ordinary shares of 1p each in the capital of the Company;

     (b) the Directors be authorised in accordance with section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in section 80 of the Act) up to an aggregate nominal amount of (Pounds)2,985,419 for the purposes of the Placing and Open Offer (as defined in the Prospectus) and the allotment of relevant securities to Hoare Govett Limited, David Mattey and Daniel Wagner and to David Jefferies, James Bair and Alan Jeffries as described in the Prospectus in substitution for and to the exclusion of all previous allotment authorities granted prior to this meeting, such authority to expire on 31 August 2001;

     (c) the Directors be empowered pursuant to section 95 of the Act to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by paragraph (b) of this Resolution as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities pursuant to the Placing and Open Offer and the allotment of relevant securities to Hoare Govett Limited, David Mattey and Daniel Wagner and to David Jefferies, James Bair and Alan Jeffries as described in the Prospectus and shall expire at such time as such authority expires;

     (d) the Directors be generally and unconditionally authorised in accordance with section 80 of the Act (in addition and without limitation to the authority at paragraph (b) of this Resolution but in substitution for and to the exclusion of all previous allotment authorities granted prior to this meeting) to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount of (Pounds)1,557,444, provided that this authority shall expire on 5 July 2006 save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if such authority had not expired;

     (e) the Directors be empowered pursuant to section 95 of the Act to allot equity securities for cash pursuant to the authority conferred by paragraph (d) of this resolution as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

          (i) in connection with any rights issue or other offering of new equity securities in favour of the holders of equity securities of the Company where the new equity securities attributable to the interests of such persons are proportionate (as nearly as may be) to the respective numbers of the relevant equity securities shares held by them (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractions of such securities, record dates or the issue and/or transfer and/or holding of any securities in uncertificated form or legal or practical problems arising under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory); and/or

          (ii) pursuant to the acceptance of any scrip dividend offer; and/or

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

          (iii) pursuant to the terms of warrants to subscribe for equity securities or any share option scheme or plan or any plan or option scheme in respect of American Depositary Shares for employees and directors of the Company approved by the Company in general meeting; and/or

          (iv) (otherwise than pursuant to paragraphs (i), (ii) or (iii) above) having in the case of relevant shares (as defined for the purposes of Section 89 of the Act), a nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares, having a nominal amount not exceeding in aggregate (Pounds)233,617, and shall expire at such time as the general authority conferred on the Directors by paragraph (d) of this resolution expires save that the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such an offer or agreement as if such power had not expired; and

     (f)  the Company's name be changed to "Smartlogik Group plc".

                             ORDINARY RESOLUTIONS
2.   THAT

     (a) the amendments to the Company's 1994 Executive Stock Option Scheme, the 1994 Unapproved Executive Share Option Scheme, the 1994 Savings Related Share Option Scheme, the 1997 US Stock Option Plan, the 1998 US Employee Stock Purchase Plan and the Long Term Incentive Plan ("the Share Schemes"), which amendments have been summarised in a document comprising a prospectus issued by the Company on 13 June 2001 and being in substantially the same form as the draft amendments shown in the rules of the respective Share Schemes submitted to the meeting and signed by the Chairman thereof for the purposes of identification be and are hereby approved and adopted; and

     (b) the Directors be and they are hereby authorised to do all acts and things that they consider necessary or desirable to carry the amendments to the respective Share Schemes into effect, including without limitation, for the purpose of obtaining or maintaining the approval of any relevant tax authority or compliance by them with any relevant tax legislation.

3. THAT, subject to and conditionally upon the passing of resolutions 1 and 2 above, the Directors be authorised to grant options to David Jefferies, James Bair and Alan Jeffries on the terms set out in the document sent to shareholders of the Company on 13 June 2001.

4. THAT, subject to and conditionally upon the passing of resolutions 1 and 2 above, David Jefferies be appointed a director of the Company.

5. THAT, subject to and conditionally upon the passing of resolutions 1 and 2 above, Stephen Hill be appointed a director of the Company.

6. THAT, subject to and conditionally upon the passing of resolutions 1 and 2 above, Simon Canham be appointed a director of the Company.

7. THAT, subject to and conditionally upon the passing of resolutions 1 and 2 above, James Bair be appointed a director of the Company.

8. THAT, Robert Lomnitz, who was appointed as a director of the Company by the Board on 22 December 2000, be appointed a director of the Company.

Registered Office:                                         By Order of the Board
The Communications Building                                        Jonathan Ball
48 Leicester Square                                            Company Secretary
London WC2H 7DB
                                                                    13 June 2001
Notes:
1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.
2. A proxy form for use in connection with the meeting accompanies the circular. Additional copies may be obtained from the registered office. The proxy form and any power of attorney under which it is signed must be deposited at the address printed on the proxy form not less than 48 hours before the time appointed for holding the meeting.
3. A person must be registered as the holder of ordinary shares by 12 noon on 4 July 2001 in order for such person to be entitled to attend and vote at the meeting.

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